==============================================================================


     As filed with the Securities and Exchange Commission on July 9, 1997




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                --------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                RCN CORPORATION
            (Exact name of registrant as specified in its charter)

                                --------------


            DELAWARE                                  22-3498533
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 Incorporation or organization)

      105 Carnegie Center
     Princeton, New Jersey
     (Address of Principal                            08540-6215
       executive offices)                             (Zip Code)

                                 609-734-3700
             (Registrant's telephone number, including area code)

                                --------------

                   Securities to be registered pursuant to
                        Section 12(b) of the Act: None

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered

                         Securities to be registered
                    pursuant to Section 12(g) of the Act:

                   Common Stock, par value $1.00 per share



==============================================================================


                             RCN Corporation, Inc.

                 Information Included In Information Statement
                   And Incorporated In Form 10 By Reference

              Cross-Reference Sheet Between Information Statement
                             And Items of Form 10

                                      Item                                     Location In Information Statement
Item  1         Business.........................................    Summary; Risk Factors; The Distribution;
                                                                     Management's Discussion and Analysis of Financial
                                                                     Condition and Results of Operations; Business;
                                                                     Financial Statements
Item  2         Financial Information............................    Summary; Risk Factors; Pro Forma Capitalization;
                                                                     Unaudited Pro Forma Consolidated Financial
                                                                     Statements; Selected Historical Consolidated
                                                                     Financial Data; Management's Discussion and
                                                                     Analysis of Financial Condition and Results of
                                                                     Operations; Financial Statements
Item  3         Properties.......................................    Business
Item  4         Security Ownership of Certain Beneficial
                Owners and Management............................    Security Ownership of Certain Beneficial Owners
                                                                     and Management
Item  5         Directors and Executive Officers.................    Management
Item  6         Executive Compensation...........................    Management; Security Ownership of Certain
                                                                     Beneficial Owners and Management
Item  7         Certain Relationships and Related Transactions...    Summary; Relationship Among the Company, C-
                                                                     TEC and Cable Michigan; The Distribution
Item  8         Legal Proceedings................................    Business
Item  9         Market Price of and Dividends on the
                Registrant's Common Equity and Related
                Stockholder Matters..............................    Summary; Risk Factors; The Distribution; Trading
                                                                     Market; Dividends; Security Ownership of Certain
                                                                     Beneficial Owners and Management; Description of
                                                                     Capital Stock
Item 10         Recent Sales of Unregistered Securities..........    Description of Capital Stock
Item 11         Description of Registrant's Securities to be
                Registered.......................................    Risk Factors; Description of Capital Stock; Certain
                                                                     Statutory, Charter and Bylaw Provisions
Item 12         Indemnification of Directors and Officers........    Certain Statutory, Charter and Bylaw Provisions
Item 13         Financial Statements and Supplementary Data......    Summary; Management's Discussion and Analysis
                                                                     of Financial Condition and Results of Operations;
                                                                     Financial Statements
Item 14         Changes in and Disagreements with Accountants
                on Accounting and Financial Disclosure...........    None
Item 15         Financial Statements and Exhibits
                (a)Financial Statements..........................    See Index To Financial Statements
                (b)Exhibits......................................    See Exhibit Index



                                 EXHIBIT INDEX


      Exhibit
      Number                                      Description
      -------                                     -----------
        2.1            Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and the Registrant(*)

        3.1            Amended and Restated Articles of Incorporation of the Registrant(*)

        3.2            Amended and Restated Bylaws of the Registrant(*)

        4.1            Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems,
                       Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent(**)

       10.1            Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant(*)

       21.1            Subsidiaries of the Registrant

       27.1            Financial Data Schedule


(*)  To be filed by amendment
(**) Exhibits and schedules which have not been filed with Exhibit 4.1 will be provided to the Commission by the Registrant upon request

                                   SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      RCN Corporation


                                      By: /s/ Bruce Godfrey
                                         -----------------------------------
                                         Name:  Bruce Godfrey
                                         Title: Executive Vice President and
                                                Chief Financial Officer

Date: July 9, 1997

                        [C-TEC Corporation Letterhead]

                                                                        , 1997


Dear Stockholder:

I am pleased to inform you that the Board of Directors of C-TEC Corporation has conditionally approved two distributions to our common equity holders. One distribution (the "RCN Distribution") involves the distribution of all the outstanding shares of common stock of C-TEC's wholly owned subsidiary RCN Corporation ("RCN"). Following the Distribution, RCN will own the following C-TEC businesses: its competitive telecommunications services operations in New York City and Boston (the "RCN Telecom Business"); its cable television operations in New York, New Jersey and Pennsylvania; its 40% interest in Megacable S.A. de C.V., Mexico's second largest cable operator; and its long distance operations (other than the operations in certain areas of Pennsylvania that will remain with C-TEC as described below).

The second distribution (the "Cable Michigan Distribution") involves the distribution of all of the outstanding shares of common stock of C-TEC's wholly owned subsidiary Cable Michigan, Inc. ("Cable Michigan"). Cable Michigan operates cable television systems in the State of Michigan and will own a 62% interest in Mercom, Inc., a publicly held Michigan cable television operator.

Both Distributions will be made to holders of record of C-TEC Common Stock and C-TEC Class B Common Stock (collectively, the "C-TEC Common Equity") on [____________], 1997. In the RCN Distribution, you will receive [___] shares of RCN Common Stock for every [___] shares of C-TEC Common Equity you hold on the record date. In the Cable Michigan Distribution, you will receive [___] shares of Cable Michigan Common Stock for every [___] shares of C-TEC Common Equity you hold on the record date. Shares of RCN Common Stock and Cable Michigan Common Stock are expected to trade on the Nasdaq Stock Market under the symbols "RCNC" and "CABL," respectively. Holders of C-

TEC Common Equity are not required to take any action to participate in the Distributions.

In connection with the Distributions, C-TEC will change its name to Commonwealth Telephone Enterprises, Inc. Following the Distributions, Commonwealth Telephone Enterprises will own the following: Commonwealth Telephone Company (C-TEC's rural LEC business); Commonwealth Communications (C-TEC's communications engineering business); C-TEC's Pennsylvania CLEC business; and C-TEC's long distance operations in certain areas of Pennsylvania.

Your Board of Directors has concluded that the Distributions are in the best interests of C-TEC, RCN, Cable Michigan and C-TEC's Common Equity holders because the Distributions will, among other things, (i) permit C-TEC to raise financing to fund the development of the RCN Telecom Business on more advantageous economic terms than the other alternatives available, (ii) facilitate possible future acquisitions and joint venture investments by RCN and Cable Michigan and possible future offerings by RCN, (iii) allow the management of each company to focus attention and financial resources on its respective business and permit each company to offer employees incentives that are more directly linked to the performance of its respective business, (iv) facilitate the ability of each company to grow in both size and profitability; and (v) permit investors and the financial markets to better understand and evaluate C-TEC's various businesses.

The enclosed Information Statements explain the proposed RCN Distribution and the proposed Cable Michigan Distribution in detail and provide important financial and other information regarding RCN and Cable Michigan, respectively. We urge you to read these Information Statements carefully. A stockholder vote is not required in connection with the Distributions and, accordingly, your proxy is not being sought.




                                            Very truly yours,

                                            David C. McCourt
                                            Chairman and Chief
                                            Executive Officer

           Preliminary and Subject to Completion, Dated July 9, 1997

INFORMATION STATEMENT                                                   [LOGO]
                                RCN CORPORATION

                                 COMMON STOCK
                          (par value $1.00 per share)

               This Information Statement relates to the distribution (the "Distribution") by C-TEC Corporation ("C-TEC") of 100% of the shares of common stock, par value $1.00 per share (the "Company Common Stock"), of RCN Corporation, a Delaware corporation ("RCN" or the "Company"), outstanding on the Distribution Date (as defined below) to holders of C-TEC's common stock, par value $1.00 per share ("C-TEC Common Stock"), and holders of C-TEC's Class B Common Stock, par value $1.00 per share ("C-TEC Class B Common Stock" and together with the C-TEC Common Stock, the "C-TEC Common Equity"). Such shares of Company Common Stock will represent all of the Company Common Stock owned by C-TEC on the Distribution Date and will be distributed by C-TEC to the holders of record of C-TEC Common Equity as of the close of business on [
       ] , 1997 (the "Record Date") on the basis of [            ] shares of
Company Common Stock for every [             ] shares of C-TEC Common Equity
held of record on the Record Date. No consideration will be paid to C-TEC or the Company by C-TEC stockholders for the shares of Company Common Stock received in the Distribution. Following the Distribution, C-TEC will own no shares of Company Common Stock or other securities of the Company. See "The Distribution."

               The Distribution is currently expected to be effected on or
about [            ], 1997 (the date on which the Distribution is effected
being the "Distribution Date"). Certificates representing the shares of Company Common Stock will be mailed on the Distribution Date or as soon thereafter as practicable to holders of C-TEC Common Equity.

               Concurrent with the Distribution, C-TEC will distribute (the "Cable Michigan Distribution", and collectively with the Distribution, the "Distributions") to the holders of C-TEC Common Equity 100% of the shares of common stock of C-TEC's wholly owned subsidiary Cable Michigan, Inc., a Pennsylvania corporation ("Cable Michigan"). Cable Michigan operates cable television systems in the State of Michigan. The Cable Michigan Distribution is described in a separate Information Statement that is being provided to the holders of C-TEC Common Equity.

               Prior to the time the Distribution is effected, C-TEC will engage in a series of internal restructuring transactions that will result in RCN owning C-TEC's competitive telecommunications services operations in New York City and Boston (the "RCN Telecom Business"), its cable television operations in the states of New York (other than New York City), New Jersey and Pennsylvania, certain of its long distance operations and its 40% interest in Megacable, S.A. de C.V. (collectively, the "Company Businesses") in accordance with the terms of the Distribution Agreement to be entered into prior to the Distribution Date among C-TEC, the Company and Cable Michigan, the form of which is filed as an exhibit to the Registration Statement on Form 10 (the "Form 10") filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of which this Information Statement is a part. See "The Distribution" and "Relationship Among The Company, C-TEC and Cable Michigan." At the time of the Distribution, the Company will own the Company Businesses. C-TEC's principal shareholder is Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom") which was formerly known as RCN Corporation and recently changed its name. RCN is a separate company from Kiewit Telecom.

               There has been no trading market for the Company Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application will be made to list the Company Common Stock on the Nasdaq Stock Market ("NASDAQ") under the symbol "RCNC." See "Trading Market."

               In reviewing this Information Statement, stockholders should carefully consider the matters described under the section entitled "Risk Factors" on page 11.

                              --------------

STOCKHOLDER APPROVAL IS NOT REQUIRED IN CONNECTION WITH THE DISTRIBUTION.  WE
 ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF
             THIS INFORMATION STATEMENT.  ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

           The date of this Information Statement is        , 1997.


                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----

INTRODUCTION.................................................................1

SUMMARY......................................................................2

RISK FACTORS................................................................11

THE DISTRIBUTION............................................................20

RELATIONSHIP AMONG THE COMPANY, C-TEC AND CABLE MICHIGAN....................23

TRADING MARKET..............................................................28

DIVIDENDS...................................................................29

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......................30

PRO FORMA CAPITALIZATION....................................................37

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............................38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................39

DESCRIPTION OF THE CREDIT AGREEMENT.........................................46

BUSINESS....................................................................49

MANAGEMENT..................................................................74

EMPLOYEE STOCK OWNERSHIP PLAN...............................................80

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT............................................81

DESCRIPTION OF CAPITAL STOCK................................................83

CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS.............................84

INDEPENDENT AUDITORS........................................................86

ADDITIONAL INFORMATION......................................................86


                                 INTRODUCTION

               On [             ], 1997, the Board of Directors of C-TEC
declared a dividend payable to holders of record of C-TEC Common Equity at the
close of business on the Record Date of [            ] shares of Company
Common Stock for every [            ] shares of C-TEC Common Equity owned of
record on the Record Date. It is expected that certificates representing shares of Company Common Stock will be mailed on the Distribution Date or as soon thereafter as practicable to holders of C-TEC Common Equity.

               Prior to the Distribution Date, all of the outstanding capital stock of the subsidiaries that own and operate the Company Businesses will have been transferred by C-TEC to, and will be owned by, the Company. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to holders of C-TEC Common Equity. C-TEC will not own any securities of the Company immediately after the Distribution.

               C-TEC stockholders with inquiries relating to the Distribution should contact First Union National Bank (the "Distribution Agent"), Corporate Trust Client Operations-NC1153, 1525 West W.T. Harris Boulevard - 3C3, Charlotte, NC 28288-1153; or C-TEC Corporation, Valerie Haertel, Director of Investor Relations, 105 Carnegie Center, Princeton, New Jersey 08540-6215.
The Distribution Agent's telephone number is 800-829-8432. C-TEC's telephone number is (609) 734-3700. After the Distribution, stockholders of the Company with inquiries relating to the Distribution should contact RCN Corporation, 105 Carnegie Center, Princeton, New Jersey 08540-6215. The Company's telephone number is (609) 734-3700 and its Internet website is www.rcn.com.

               No action is required by holders of C-TEC Common Equity in order to receive the Company Common Stock to which they are entitled in the Distribution.



                                    SUMMARY

               The following is a brief summary of the matters covered by this Information Statement and is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Unless the context indicates otherwise, the "Company" or "RCN" means RCN Corporation and its subsidiaries after giving effect to the Distribution.


                                  The Company

                Overview

               RCN Corporation ("RCN" or the "Company") is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor as well as certain commercial accounts on or near its networks. RCN seeks to act as a single-source provider of a wide range of voice, video and data services offered individually or in bundled service packages, with superior customer service and competitive prices as compared to incumbent service providers. The Company currently utilizes a variety of owned and leased facilities including advanced fiber optic networks, a wireless video system and hybrid fiber/coaxial cable systems, although it intends to deploy advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new facilities. RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture, in Boston and surrounding communities, and formally commenced operations in September 1996. Since it formally commenced operation of these facilities, RCN has built or acquired through long term lease arrangements approximately 300 route miles of fiber optic cable and added approximately 1,200 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 11,100 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks.
At May 31, 1997, RCN had an aggregate of approximately 232,100 connections (local telephone, video programming or Internet access) among all facilities, approximately 46,600 of which were attributable to customers in the New York City and Boston markets. See "Business--RCN Services--Connections."

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry are approximately $220 billion, approximately 50% of which is attributable to residential users. The Boston to Washington corridor represents approximately 4% of the geography of the U.S. but accounts for over 26% of the telecommunications market (as measured by telephone access lines). RCN believes that density is a critical factor in the economic deployment of advanced fiber optic networks, and that due to population density, favorable demographics and aging infrastructure, the Boston to Washington corridor is a particularly attractive market for development of advanced fiber optic facilities.

               The opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996 and other developments, the need for more advanced, higher capacity networks to meet growing consumer demands and the typically superior technology of the Company's networks in contrast to the network and other limitations of the incumbent providers. To address this opportunity, RCN is pursuing the following key strategies:

                o Developing Advanced Fiber Optic Networks. RCN is developing advanced fiber optic networks specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN's ability to offer a wide range of services through its advanced fiber optic networks greatly increases the size of its potential market, as compared to the networks of incumbent service providers which typically provide only single or limited services. RCN seeks to be the first operator of an advanced fiber optic network targeting residential customers in each of its target markets.

               o Focus on Residential Customers in High Density Markets. The Company's primary focus is on residential customers in high density areas. The Company also serves certain commercial accounts which are on or near its networks. Most of the other new competitive entrants, including most competitive local exchange carriers ("CLECs"), have focused their network development and sales efforts almost exclusively on providing telephone service to large commercial customers and have generally not offered their telephone services to the residential marketplace. Additionally, these new competitors and the incumbent service providers have generally not expanded their offerings to include both voice and video programming services.

               o Utilizing Strategic Alliances and Existing Facilities to
         Speed and Reduce Cost of Entry. Utilizing existing facilities and entering into strategic alliances enables RCN to enter the market quickly and efficiently and to reduce its up-front capital investment. RCN has established strategic relationships with MFS Communications Company, Inc. (now a subsidiary of WorldCom, Inc.) ("MFS/WorldCom") and the Boston Edison Company ("BECO"), both of which have extensive fiber optic networks and other assets, and is utilizing its own existing cable television infrastructure to help expedite and reduce the cost of market entry and development of its business. RCN also benefits from its interconnection and resale agreements with incumbent telephone service providers. See "Business--Strategic Relationships."

               o Implementing Subscriber-Driven Investment Strategy. RCN attempts to defer as much of its capital investment as possible by tying facility development to the procurement of customer connections. In order to help promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provision services to its customers by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its network.

               Operations

               In addition to its initial advanced fiber optic networks in New York City and Boston, RCN provides video programming and local and long distance telephone services through other facilities including a wireless video system in New York City, hybrid fiber/coaxial cable television systems in the States of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and resale agreements with the incumbent telephone service providers. RCN's wireless video and resale telephone services are offered primarily to customers located near RCN's advanced fiber optic networks. RCN intends to convert as many of those customers as is economically feasible to advanced fiber optic networks.

               As of May 31, 1997, RCN had approximately 232,100 customer connections. This amount includes approximately 46,600 connections in the New York City and Boston markets (approximately 1,200 advanced fiber connections, approximately 37,200 wireless video service connections and approximately 7,200 resold telephone and other connections). Also included within the total customer connections as of May 31, 1997 were approximately 182,000 hybrid fiber/coaxial cable connections. RCN had revenues of $104.9 million for the year ended December 31, 1996 and $29.7 million for the three months ended March 31, 1997. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming or Internet access) rather than the number of customers.

               RCN owns a 40% interest in Megacable S.A. de C.V. ("Megacable"), the second largest cable television provider in Mexico with approximately 177,000 subscribers and 615,000 homes passed by its systems as of March 31, 1997. Megacable operates 22 wireline cable systems throughout Mexico, principally in Guadalajara, Mexico's second largest city, and along the Pacific and Gulf Coasts. Megacable is presently expanding the fiber capacity of certain of its systems and has recently begun to offer high-speed data services; it may in the future provide voice services. Megacable had revenues of $23.2 million for the year ended December 31, 1996 and $6.8 million for the three months ended March 31, 1997.

               The Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC, which has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities. The Company also benefits from its relationship with Peter Kiewit Sons' Inc. ("PKS"), the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc. Kiewit Telecom, an affiliate of PKS, will be the Company's largest shareholder after the Distribution.

               Competitive Strengths

               RCN believes it benefits from the following competitive strengths:

               o Experience in Operating Telephone and Cable Networks. RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming.

               o State-of-the-art technology. RCN's advanced fiber networks are purpose-built using state-of-the-art technology. These networks are designed to deliver a wide range of voice, video and data services with superior quality and increased capacity.

               o Ability to Offer Bundled Voice and Video Services.    RCN
         believes that, as a full service voice and video programming provider, it will be able to offer a single-source package of voice, video and data services which is not yet generally available from any incumbent telephone, cable or other service provider.

               o Superior Customer Service.   RCN seeks to provide superior
         customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience. In addition, services provided over RCN's advanced fiber networks are generally priced at competitive rates as compared to the incumbent service providers.

               o Existing Customer Base in Attractive Markets. RCN benefits from an existing base of 227,600 connections in New York City, Boston and surrounding communities and in additional markets with favorable customer demographics within 75 miles of New York City. RCN expects that the majority of its wireless video and resale telephone customers (an aggregate of approximately 40,600 connections) will ultimately be connected to its advanced fiber optic networks. See "Business--RCN Services--Connections."



                               The Distribution

               The following is a brief summary of certain terms of the Distribution.

Distributing Company................ C-TEC Corporation.  After the
                                          Distribution, C-TEC will own no
                                          shares of Company Common Stock.

Primary Purposes of the
      Distribution.................. C-TEC has concluded that the Distribution and the Cable Michigan Distribution
                                          are in the best interests of C-TEC,
                                          the Company, Cable Michigan and the
                                          holders of C-TEC's Common Equity
                                          because the Distributions will,
                                          among other things, (i) permit C-TEC
                                          to raise equity or equity-linked
                                          financing to fund the development of
                                          the RCN Telecom Business on more
                                          advantageous economic terms than the
                                          other alternatives available, (ii)
                                          allow for the establishment of an
                                          employee stock ownership plan for the
                                          employees of the Company with stock
                                          that correlates more closely to the
                                          performance of the Company
                                          Businesses, (iii) facilitate
                                          possible future acquisitions and
                                          joint venture investments by Cable
                                          Michigan; (iv) facilitate possible
                                          future equity or equity-linked
                                          offerings by the Company; (v)
                                          facilitate possible future
                                          acquisitions and joint venture
                                          investments by the Company; (vi)
                                          permit investors and the financial
                                          markets to better understand and
                                          evaluate C-TEC's various businesses;
                                          (vii) facilitate the ability of each
                                          company to grow in both size and
                                          profitability; (viii) allow the
                                          management of each company to focus
                                          attention and financial resources on
                                          its respective business and (ix)
                                          permit each company to offer
                                          employees incentives that are more
                                          directly linked to the performance
                                          of its respective business.  See "The
                                          Distribution--Background to and
                                          Reasons for the Distribution."

Securities to Be Distributed........   All of the outstanding shares of
                                          Company Common Stock.  Based on the
                                          number of shares of C-TEC Common
                                          Equity outstanding as of [
                                          ], 1997, it is estimated that
                                          approximately [          ] shares of
                                          Company Common Stock will be
                                          distributed to holders of C-TEC
                                          Common Equity in the Distribution.
                                          After the Distribution, the Company
                                          estimates that the Company Common
                                          Stock will be held by approximately
                                          [           ] stockholders of record,
                                          although some of the shares may be
                                          registered in nominee names
                                          representing an additional number of
                                          stockholders.

Distribution Ratio..................   [            ] shares of Company Common
                                          Stock for every [      ] shares of
                                          C-TEC Common Equity held of record
                                          on the Record Date.

Record Date.........................   [                ] , 1997 (4 p.m. New
                                          York time).

Distribution Date...................   [           ], 1997 (4 p.m. New York
                                          time).  Certificates representing
                                          the shares of Company Common Stock
                                          will be mailed on the Distribution
                                          Date or as soon thereafter as
                                          practicable.

Distribution Agent..................   Prior to the Distribution Date, the
                                          Company will appoint First Union
                                          National Bank to serve as
                                          Distribution Agent  in connection
                                          with the Distribution.

Trading Market and Symbol...........   There has been no trading market for
                                          the Company Common Stock,
                                          although it is expected that a
                                          "when-issued" trading market may
                                          develop on or about the Record
                                          Date.  Application will be made
                                          to list the Company Common Stock
                                          on NASDAQ under the symbol
                                          "RCNC".  See "Trading Market."

Tax Consequences....................   C-TEC has received a private letter
                                          ruling from the Internal Revenue
                                          Service to the effect that, among
                                          other things, the Distributions will
                                          qualify as tax-free distributions
                                          for federal income tax purposes.  It
                                          is a condition precedent to C-TEC's
                                          obligation to consummate the
                                          Distributions that the letter ruling
                                          not be withdrawn.  See "The
                                          Distribution--Certain Federal Income
                                          Tax Consequences" for a more
                                          detailed description of the federal
                                          income tax consequences of the
                                          Distribution.

Risk Factors........................   Stockholders should carefully consider
                                          the matters discussed under the
                                          section entitled "Risk Factors" in
                                          this Information Statement.

No Fractional Shares................   [No fractional shares of Company Common
                                          Stock will be distributed.  All
                                          fractional share interests will be
                                          aggregated and sold by the
                                          Distribution Agent on behalf of
                                          stockholders and the cash proceeds
                                          distributed to those stockholders
                                          otherwise entitled to a fractional
                                          interest.  See "The Distribution--
                                          Description of the Distribution."]

Relationship with C-TEC
      and Cable Michigan After
      the Distribution..............   In connection with the Distributions,
                                          C-TEC, the Company and Cable
                                          Michigan will enter into the
                                          Distribution Agreement and the Tax
                                          Sharing Agreement described under
                                          "Relationship Among the Company,
                                          C-TEC and Cable Michigan".  These
                                          agreements are not the result of
                                          arm's length negotiations between
                                          unrelated parties as the Company,
                                          C-TEC and Cable Michigan have
                                          certain common officers and
                                          directors.  Nevertheless, the
                                          transitional service arrangements in
                                          such agreements are designed to
                                          reflect arrangements that would have
                                          been agreed upon by parties
                                          negotiating at arm's length. See
                                          "Relationship Among the Company,
                                          C-TEC and Cable Michigan" and
                                          Executive Officers and
                                          Directors." Additional or
                                          modified agreements, arrangements
                                          and transactions may be entered
                                          into between the Company and
                                          either or both of C-TEC and Cable
                                          Michigan after the Distribution,
                                          which will be negotiated at arm's
                                          length.  Certain persons who
                                          serve as executive officers and
                                          directors of the Company will
                                          also be officers and directors of
                                          C-TEC and Cable Michigan
                                          following the Distributions.  See
                                          "Management - Executive Officers
                                          and Directors."

Change of Name by C-TEC.............   In connection with the Distributions,
                                          C-TEC will change its name to
                                          Commonwealth Telephone Enterprises,
                                          Inc.

Concurrent Distribution of the
      Common Stock of Cable Michigan   Concurrently with the Distribution,
                                          C-TEC will distribute to the holders
                                          of C-TEC Common Equity 100% of the
                                          shares of common stock of C-TEC's
                                          wholly owned subsidiary Cable
                                          Michigan.  Cable Michigan operates
                                          cable television systems in the
                                          State of Michigan.  The Cable
                                          Michigan Distribution is described
                                          in a separate Information Statement
                                          that is being provided to the
                                          holders of C-TEC Common Equity.

                 Organization of C-TEC's Historical Businesses Following the
                                 Distributions

               Set forth below are charts illustrating the organization of the historical businesses of C-TEC following the Distributions. (The charts are not intended to set forth the corporate structure of any of the companies comprising the various groups.)


[Organizational Chart]





            Summary Selected Historical Consolidated Financial Data

               Prior to the Distribution Date, the Company and the Company Businesses have been operating as part of C-TEC. The table below sets forth selected historical consolidated financial data for RCN. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Information Statement. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") included elsewhere in this Information Statement. The selected historical consolidated financial data for the three month periods ended March 31, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Information Statement. In the opinion of the Company's management, these three month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Financial Statements. Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."

                                           Three Months Ended March 31,                       Year Ended December 31,
                                           ---------------------------- ---------------------------------------------------------
                                                                            (dollars in thousands)
                                             1997              1996       1996         1995       1994        1993         1992
                                           --------          --------   --------     -------     -------     -------     --------
Statement of Operations Data:
 Sales..............................       $29,677           $24,175    $104,910     $91,997     $59,500     $49,504     $44,030
 Costs and expenses, excluding
   depreciation and amortization....        25,524            17,638      79,107      75,003      49,747      30,821      25,725
 Depreciation and amortization......        12,191             8,820      38,881      22,336       9,803       9,922       9,984
 Nonrecurring charges...............        10,000                --          --          --          --          --          --
                                           -------           -------    --------     -------     -------     -------     -------
 Operating (loss) income............       (18,038)           (2,283)    (13,078)     (5,342)        (50)      8,761       8,321
 Interest income....................         5,153             6,791      25,602      29,001      21,547       1,922       2,375
 Interest expense...................        (3,431)           (3,925)    (16,046)    (16,517)    (16,669)     (1,167)     (3,007)
 Other (expense) income, net........           (32)               68        (546)       (304)      1,343       1,195       6,015
 (Benefit) provision for income
   taxes............................        (4,800)              769         979       1,119       2,340         167       5,203
 Minority interest in (income) loss
   of consolidated entities.........           909               (45)      1,340        (144)        (95)        (85)        (43)
 Equity in (loss) of
   unconsolidated entities..........          (805)             (757)     (2,282)     (3,461)         --          --          --
 Cumulative effect of changes in                --                --          --          --         (83)      1,628          --
   accounting principles............
                                          --------           -------    --------     -------     -------     -------     -------
 Net (loss) income..................      $(11,444)            $(920)    $(5,989)     $2,114      $3,653     $12,087      $8,458
                                          ========           =======    ========     =======     =======     =======     =======

Balance Sheet Data:
 Total assets.......................      $645,248          $633,322    $628,085    $649,610    $568,586    $291,634    $289,833
 Long-term liabilities..............       131,250           135,250     131,250     135,250     154,000     181,500     191,070
 Shareholder's equity...............       362,449           388,142     390,765     394,069     372,847      74,329      56,083




                   Summary Selected Pro Forma Financial Data

The following summary pro forma financial data include adjustments to the historical statements of operations of the Company for the three months ended March 31, 1997 and the year ended December 31, 1996 as if the Distribution had occurred on January 1, 1996 and to the historical balance sheet of the Company as of March 31, 1997 as if the Distribution had occurred on March 31, 1997. Such adjustments result primarily from changes in the capital structure of the Company. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following pro forma financial data are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial conditions had the Distribution occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                                                      Three Months Ended           Year Ended
                                                                        March 31, 1997         December 31, 1996
                                                                      ------------------       -----------------
                                                                               (dollars in thousands)
Statement of Operations Data:
 Sales.....................................................                 $29,677                $104,910
 Costs and expenses, excluding depreciation
   and amortization........................................                  25,524                  79,107
 Depreciation and amortization.............................                  12,191                  38,881
      Nonrecurring charges.................................                  10,000                     --
                                                                           --------                --------
 Operating (loss)..........................................                 (18,038)                (13,078)
 Interest income...........................................                   1,984                  10,475
 Interest expense..........................................                  (1,865)                 (8,380)
 Other (expense) income, net...............................                     (32)                   (546)
                                                                           --------                --------
 (Loss) before income taxes................................                 (17,951)                (11,529)
 (Benefit) for income taxes................................                  (5,356)                 (1,632)
 Minority interest in loss of consolidated
   entities................................................                     909                   1,340
 Equity in (loss) of unconsolidated entities...............                    (805)                 (2,282)
                                                                           --------                --------
 Net (Loss)................................................                $(12,491)               $(10,839)
                                                                           ========                ========
Balance Sheet Data:
 Total assets..............................................                $600,681                     N/A
 Total long-term debt (including current
   portion)................................................                 110,000                     N/A
 Stockholders' equity......................................                 412,943                     N/A


                                 RISK FACTORS

               In addition to the other information contained in this Information Statement, stockholders should carefully review the following factors.

               The Information Statement contains certain forward looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company and the Company's intention to connect certain wireless video and resale telephone customers to its advanced fiber networks and statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital, effects of regulatory reform, effects of competitive and technological developments.
Such forward looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Information Statement. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, finance network development, design and construct fiber optic networks, install or lease fiber optic cable and other facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, judicial, competitive and technological developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

Limited Operating History; Negative Cash Flow; Operating Losses

               RCN has only recently begun operating its competitive New York City and Boston voice, video and data services business (the "RCN Telecom Business") and this business has only a limited operating history upon which investors may base an evaluation of that business' performance. As a result of operating expenses and development expenditures, this business has incurred operating and net losses and negative cash flows to date. RCN expects that the operating and net losses and negative cash flows from this business will rise in the future as it expands and develops its network and customer base. RCN had operating losses after depreciation and amortization of ($13,078,000) and ($5,342,000) for the years ended December 31, 1996 and 1995. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Significant Capital Requirements; Substantial Indebtedness

               Expansion and development of RCN's networks and services will require significant capital expenditures. In addition, the Company expects to incur operating losses for a number of years. The Company estimates that its capital requirements for planned capital expenditures and to fund anticipated operating losses over the three year period through 1999 will be significant (excluding capital costs associated with the development of additional markets). The Company expects to fund such capital requirements through cash on hand, equity or debt financings and joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               The Company expects that it will fund its operations in part with substantial indebtedness. The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage vis-a-vis less leveraged competitors and (v) render the Company more vulnerable in the event of a downturn in its business. The Company anticipates that, in light of the amount of existing indebtedness, it will continue to have substantial leverage for the foreseeable future.

Ability to Manage Growth

               The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. There can be no assurance that the Company will be able to expand its existing network. Furthermore, the Company's ability to manage its expansion effectively will also require it to continue to implement and improve its operating and administrative systems and attract and retain qualified management and professional and technical personnel.
If the Company were not able to manage its planned expansion effectively it could have a material adverse effect on the Company.

Rapid Technological Changes

               The telecommunication industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on the Company.

Dependence on Strategic Relationships; Right of BECO to Convert Joint Venture Interest into RCN Common Stock

               The Company has entered into a number of strategic alliances and relationships in order to provide it with early entry into the market for telecommunications services. As the Company's network is further developed, it will be dependent on these arrangements to provide the full range of its telecommunication service offerings. The key strategic relationships include
(1) RCN's arrangements with MFS/WorldCom to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston,
(2) RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston. The Company also has in place arrangements to act as a reseller of NYNEX and Bell Atlantic local telephone services and arrangements to lease NYNEX and Bell Atlantic unbundled local loop and T-1 facilities. Any disruption of these relationships or arrangements could have a material adverse effect on the Company. The Company has also executed comprehensive telephone service co-carrier interconnection agreements with NYNEX, Bell Atlantic and Sprint, covering, along with the District of Columbia, ten states in the Northeast and New England-Middle Atlantic corridor areas, which the Company has targeted as its initial geographic markets. The Company may be required to negotiate new interconnection agreements as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the incumbent local exchange carrier or renewals of existing interconnection agreements. The failure to negotiate or renew required interconnection agreements could have a material adverse effect on the Company.

               In connection with RCN's joint venture with BECO, BECO was granted the right from time to time to convert its ownership interest in the joint venture into Company Common Stock. The number of shares of Company Common Stock to be issued to BECO would be based on the appraised value of the joint venture, provided that if BECO exercises its conversion right within a brief period of time after the Distribution, BECO may at its option, in lieu of an appraisal proceeding, convert its interest in the joint venture into a number of shares of Company Common Stock determined by dividing the amount of BECO's cash contributions in 1997 (expected to be approximately $20-30 million) by 95% of the prevailing market price for Company Common Stock. Conversion by BECO pursuant to these provisions would result in dilution to existing stockholders of the Company. See "Business-Strategic Relationships".

Competition

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets.

               With respect to local telephone services, RCN competes with the incumbent local exchange carriers ("LECs"), and alternative service providers including CLECs and cellular and other wireless telephone service providers. With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the interexchange carriers ("IXCs"), including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. Certain of the IXCs, including AT&T, MCI and Sprint, have announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Among the alternative video distribution technologies are home satellite dish earth stations, private satellite master antenna television systems, direct broadcast satellite services ("DBS") and wireless program distribution services such as multi-channel multipoint distribution service systems. The Company expects that its video programming service will face growing competition from current and new DBS service providers.

               RCN believes that among the existing competitors, the incumbent LECs and the incumbent cable providers provide the most direct competition to RCN in the delivery of "last mile" connections to residential consumers for voice and video services. In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including NYNEX in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. The incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter into the long distance telephone services market and, in addition, have long-standing relationships with their customers. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               The Telecommunications Act of 1996 (the "1996 Act") permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Certain of RCN's video programming service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes with Time Warner Cable, Cablevision Systems and Comcast. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric Cable TV, which also holds a franchise for the relevant service area.

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. Cellularvision, a provider of local multipoint distribution service ("LMDS"), recently began offering wireless Internet and video programming services in New York City and has announced plan to offer telephone service in the future.

               Other new technologies may become competitive with services that RCN offers. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

               For additional information on the competitive environment in which the Company operates, see "Business--Competition."

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates.

               Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local telephone exchange market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent LECs to enter the long distance market within their own local service regions.

               Regulations promulgated by the Federal Communications Commission (the "FCC") under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties have appealed certain aspects of these regulations. The appeals have been consolidated and are being reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has stayed certain of the FCC's pricing and nondiscrimination regulations. RCN has entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect notwithstanding the stay of the FCC's regulations.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new "open video systems" ("OVS") regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as NYNEX and Bell Atlantic, and CLECS such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act.

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e. those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications; (i.e. those that originate and terminate in the same state). See "Business--Regulation--Regulation of Voice Services." Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses or franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City.

               In February, 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of a joint venture with Boston Edison, in Boston and 47 surrounding communities. Initiation of OVS services is subject to negotiation of certain agreements with local governments. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. RCN is still in the process of negotiating agreements with the other 47 Boston-area municipalities, either to offer OVS services or franchised cable television services, and is also continuing to negotiate an OVS agreement with the City of New York.

               In areas where it offers video programming services as an OVS operator, RCN will be required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other video programming providers ("VPPs"). Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner has indicated that it may make the same type of request for capacity on both the New York and Boston OVS networks. RCN intends to oppose any such request made to the FCC, but to the extent that the FCC were to grant the request, such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly-adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. This FCC order has been appealed by MFS/WorldCom. It is too soon to predict the likely outcome of that proceeding, but should the court uphold the FCC, it is likely that MFS/WorldCom and RCN will need to resolve challenges to their former (pre-OVS) operations which were brought before the New York Public Service Commission and the Massachusetts Cable Television Commission by the incumbent cable television companies in the two cities where MFS/WorldCom and RCN operated under the VDT framework.

                RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable Company ( "Bartholdi Cable") pursuant to licenses issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by the FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

               RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provide, among other things, for rate regulation for cable services in communities that are not subject to "effective competition." With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television
service markets.    Federal requirements also impose certain broadcast signal
carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station, and that require cable operators to set aside certain channels for public, educational and governmental access programming. Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems' networks in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1996, RCN completed negotiations with three communities resulting in franchise renewals on terms which are acceptable to it. A total of 34 of RCN's hybrid fiber/coaxial cable system's franchises are due for renewal within the next three years. No assurances can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time. For additional information on the regulatory environment in which the Company operates, see "Business--Regulation."

Need to Obtain and Maintain Permits, Building Access Agreements and
Rights-of-Way

               In order to develop its networks, the Company must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network.

Ability to Procure Programming Services

               The Company's video programming services are dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers will charge the Company for the right to distribute the channels to the Company's customers. The costs to the Company for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to the Company's future success. There can be no assurance that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

Reliance on Key Personnel

               The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer equity-based compensation that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company will form an Employee Stock Ownership Plan ("ESOP") and make available competitive employee benefit programs providing benefits substantially comparable to benefits provided immediately prior to the Distribution Date. There can be no assurance that the Company will retain or, as necessary, attract qualified management personnel.

Dividend Policy

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company's Board of Directors (the "Company Board"). The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant.
After the Distribution, the Company will be a holding company and its ability to pay cash dividends will be dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. In addition, the Credit Agreement (as defined below) into which certain of the Company's subsidiaries have entered contains restrictions on the payment of dividends by these subsidiaries. See "Description of the Credit Agreement" and "Dividends."

No Prior Market for Common Stock

               Prior to the Distribution, there has been no public market for the Company Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The Company will apply for listing of the Company Common Stock on NASDAQ. A condition to C-TEC's obligation to consummate the Distributions is that the Company Common Stock to be issued in the Distribution and the common stock of Cable Michigan to be distributed in the Cable Michigan Distribution shall have been approved for listing on NASDAQ. There can be no assurance as to the price at which the Company Common Stock will trade. See "Trading Market."

               There can be no assurance that the Company Common Stock will not experience substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the Company Common Stock.

Variability of Operating Results

               As a result of factors such as the significant expenses associated with the development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period.

Control by Kiewit Telecom; Conflicts of Interest

               Following the Distribution, Kiewit Telecom will beneficially own approximately 48.5% of the Company Common Stock. Consequently, Kiewit Telecom will effectively have the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Kiewit Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Kiewit Telecom of a significant portion of its Company Common Stock, or the perception that such a disposition may occur, could affect the trading price of the Company Common Stock and could affect the control of the Company. Kiewit Telecom is owned 90% by Kiewit Diversified Group, Inc. ("KDG") and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company. KDG is a wholly owned subsidiary of PKS.

               After the Distribution, Kiewit Telecom will also effectively control C-TEC and Cable Michigan. Certain of the executive officers and directors of the Company will also be officers and directors of C-TEC and Cable Michigan. These relationships may lead to conflicts of interest.

Possibility of Substantial Sales of Common Stock

               The Distribution will involve the distribution of an aggregate
of approximately [   ] million shares of Company Common Stock to the holders
of C-TEC Common Equity. Approximately one-half of such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Company Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Company Common Stock.

Anti-Takeover Effects of Certain Statutory, Charter, Bylaw and Contractual Provisions

               Several provisions of the Company's Certificate of Incorporation and Bylaws (as will be in effect as of the Distribution) and the Delaware General Corporation Law could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company, including provisions of the Certificate of Incorporation and Bylaws creating a classified Board of Directors, limiting the stockholders' powers to remove directors, and prohibiting the taking of action by written consent in lieu of a stockholders' meeting. In addition, the Company Board has the authority, without further action by the stockholders, to fix the rights and preferences of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of Company Common Stock, including the loss of voting control to some.

               The Credit Agreement into which certain subsidiaries of the Company have entered includes as an event of default certain changes in control of the Company. See "Description of the Credit Agreement." Certain of the Company's Agreements with MFS/WorldCom permit MFS/WorldCom to terminate those agreements on a change of control of RCN. See "Business--Strategic Relationships--Relationship with MFS/WorldCom".

               These provisions and others that could be adopted or entered into in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter and Bylaw Provisions."



                               THE DISTRIBUTION

               Background to and Reasons for the Distribution

                C-TEC is a diversified, international telecommunications and high technology company with interests in local telephone, video programming, long distance telephone, communications engineering, and competitive telephone, video and data services. In November 1995, C-TEC announced that it had engaged Merrill Lynch & Co. to assist with evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, C-TEC announced that it would evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business and its various other communications businesses.

               In March 1996, C-TEC announced that it intended to distribute to its shareholders in a tax-free spin-off its Pennsylvania-based local telephone operations, its communications engineering operations, and certain other assets, and that following the spin-off, it intended to combine its domestic cable television operations with a third party pursuant to a tax-free stock-for-stock transaction (collectively, the "Prior Restructuring Plan"). Also in March 1996, in connection with and in order to facilitate the Prior Restructuring Plan, C-TEC signed a definitive agreement (the "Stock Purchase Agreement") for the sale to Kiewit Telecom of the following businesses (collectively, the "Businesses Transferred Under Contractual Arrangement"):
(i) C-TEC International, Inc., the subsidiary that owns the 40% interest in Megacable; (ii) TEC-Air, Inc., which owns a corporate jet aircraft; (iii) C-TEC's long distance operations; and (iv) C-TEC's interest in the RCN Telecom Business, (the "RCN Telecom Interest").

               The Businesses Transferred Under Contractual Arrangement were to be sold at two separate closings. In April 1996, at the first closing, RCN sold the RCN Telecom Interest to Kiewit Telecom for $17.5 million in cash in accordance with the Stock Purchase Agreement. In addition, C-TEC retained a warrant to purchase approximately 6% of the equity of RCN Telecom (the "RCN Warrant"). The second closing, involving the sale of the other Businesses Transferred Under Contractual Arrangement (the "Other Businesses"), was expected to take place in the second half of 1996 subject to certain conditions. The purchase price for the Other Businesses was expected to be approximately $106 million.

               The Stock Purchase Agreement provided C-TEC an option, at its election, to repurchase from Kiewit Telecom any or all of the Businesses Transferred Under Contractual Arrangement, if C-TEC did not restructure its domestic cable television and local telephone operations by January 1, 1997. The Stock Purchase Agreement further provided that if C-TEC elected to exercise its option to rescind the sale of the Businesses Transferred Under Contractual Arrangement, it would have the right and the obligation to purchase Kiewit Telecom's 80.1% interest in Freedom New York, L.L.C. ("Freedom") and all related rights and liabilities (collectively, the "Freedom Interest"). The Stock Purchase Agreement provided that the repurchase price for the RCN Interest and the purchase price for the Freedom Interest would be equal to Kiewit Telecom's investment in those assets plus an amount to compensate for forgone interest on the amount invested. In March 1996, Freedom had acquired the wireless video services business of Liberty Cable Television of New York from Bartholdi Cable.

               In August 1996, in the wake of the newly issued rules under the 1996 Act, depressed cable stock prices and other changed circumstances, C-TEC determined not to proceed with the Prior Restructuring Plan. Following that determination, (i) C-TEC exercised its option under the Stock Purchase Agreement to reacquire the RCN Interest and to acquire from Kiewit Telecom the Freedom Interest and (ii) C-TEC and Kiewit Telecom agreed that the closing of the purchase and sale of the Other Businesses would not be consummated. The repurchase price for the RCN Interest was approximately $28 million and the purchase price for the Freedom Interest was approximately $29 million. In connection with the closing of those transactions, C-TEC acquired from Kiewit Telecom a note issued by Freedom in connection with a loan from Kiewit Telecom to Freedom. The purchase price for the note was approximately $1.5 million, an amount equal to the accreted value of the note. Shortly after the closing of these transactions, the RCN Warrant was canceled.

               The Stock Purchase Agreement, the exercise of the repurchase option and all of the related transactions were approved by a special committee of the Board of Directors of C-TEC composed of directors unaffiliated with Kiewit Telecom.

               At the time C-TEC announced that it would not pursue the Prior Restructuring Plan, it also announced that it would continue to explore ways to increase its profitability and value including other possible restructuring transactions. Following that announcement, and at the direction of the C-TEC Board of Directors, management of C-TEC and Merrill Lynch continued to analyze the structure and strategy of C-TEC and its business groups. In the course of that analysis, management determined that two of the primary goals to be achieved in any restructuring would be the following: (i) facilitating the raising of capital necessary for the development of the RCN Telecom Business and (ii) facilitating the creation of targeted equity-based incentives for RCN employees. The C-TEC Board of Directors was updated by management and provided direction to management as the analysis and the restructuring plans developed.

               On February 12, 1997, the C-TEC Board of Directors approved a plan to restructure C-TEC (the "Restructuring"). Under the Restructuring, C-TEC will be separated into three different, publicly traded companies engaged, respectively, in the following businesses:

               (i) the Company Businesses, which will be owned by the Company and will consist of the RCN Telecom Business, C-TEC's New Jersey, New York (excluding New York City) and Pennsylvania cable television operations, C-TEC's long distance business (other than the portion of such business that consists of providing long distance services to customers in the franchise area of Commonwealth Telephone Company and in the Pennsylvania communities of Wilkes-Barre, Scranton and Harrisburg (the "Commonwealth Service Territory")) and C-TEC International, which owns the 40% interest in Megacable;

               (ii) the Cable Michigan Business, which will be owned by Cable Michigan and will consist of C-TEC's cable television business in Michigan, including C-TEC's 61.92% interest in Mercom, Inc.; and

               (iii) the Pennsylvania Telephone and Engineering Business, which will be owned by C-TEC and will consist of C-TEC's Commonwealth Telephone Company business (Pennsylvania rural LEC operations), C-TEC's Pennsylvania CLEC operations, Commonwealth Communications, Inc. (communications engineering) and C-TEC's long distance business in the Commonwealth Service Territory.

               The Restructuring will include the following transactions: (i) the incurrence of certain indebtedness by C-TEC and certain of its subsidiaries, (ii) an internal restructuring to segregate C-TEC's businesses as set forth in the preceding paragraph, (iii) following such internal restructuring, a distribution by C-TEC to its common equity holders of all of the outstanding capital stock of the Company (referred to herein as the "Distribution") and Cable Michigan (referred to herein as the "Cable Michigan Distribution") and (iv) within one year of the Distributions, an equity or equity-linked financing by C-TEC. As part of the Restructuring, C-TEC will be renamed Commonwealth Telephone Enterprises, Inc.

               The C-TEC Board of Directors determined that the Restructuring and the Distributions would be in the best interests of C-TEC, the Company, Cable Michigan and the holders of the C-TEC Common Equity because it will, among other things, (i) permit C-TEC to raise financing to fund the development of the RCN Telecom Business on more advantageous economic terms than the other alternatives available, (ii) facilitate possible future acquisitions and joint venture investments by RCN and Cable Michigan and possible future offerings by RCN, (iii) allow the management of each company to focus attention and financial resources on its respective business and permit each company to offer employees incentives that are more directly linked to the performance of its respective business, (iv) facilitate the ability of each company to grow in both size and profitability, and (v) permit investors and the financial markets to better understand and evaluate C-TEC's various businesses.

               As described above, C-TEC purchased from Kiewit Telecom in August 1996 the 80.1% interest in Freedom held by Kiewit Telecom. In March 1997, C-TEC purchased the remaining 19.9% interest in Freedom from Bartholdi Cable, the former owner of the Liberty Cable Television of New York business.

               The February 12, 1997 approval of the Restructuring by the C-TEC Board of Directors was subject to further action by the C-TEC Board of Directors to determine and approve the record date for shareholders entitled to participate in, and the distribution date for, the Distribution and the
Cable Michigan Distribution.  On [          ], 1997, the C-TEC Board of
Directors set the Record Date as [          ], 1997, the Distribution Date as
[          ], 1997, and the distribution ratios as [          ] shares of the
Company's Common Stock for every [          ] shares of C-TEC Common Equity
held as of the Record Date and [          ] shares of CCS Michigan Common
Stock for every [          ] shares of C-TEC Common Equity held as of the
Record Date.

Description of the Distribution

               The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement among C-TEC, Cable Michigan and the Company. See "Relationship Among the Company, C-TEC and Cable Michigan--Terms of Distribution Agreement."

               C-TEC will effect the Distribution on [__________], 1997 (the "Distribution Date") by the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of C-TEC Common Stock and C-TEC Class B Common Stock on [__________], 1997 (the "Record Date"). The Distribution will be made on the basis of [_____] shares of Company Common Stock for every [_____] shares of C-TEC Common Equity outstanding on the Record Date. The actual total number of shares of Company Common Stock to be distributed will depend on the number of shares of C-TEC Common Equity outstanding on the Record Date. Based upon the number of shares of C-TEC Common Equity outstanding on [__________], 1997, approximately [_____] shares of Company Common Stock will be distributed to holders of C-TEC Common Equity, which will constitute all of the shares of Company Common Stock owned by C-TEC. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to holders of C-TEC Common Equity.
The shares of Company Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See
"Description of Capital Stock." Certificates representing the shares of the Company Common Stock will be mailed on the Distribution Date or as soon as practicable thereafter to holders of C-TEC Common Equity.

               [No certificates or scrip representing fractional shares of Company Common Stock will be issued to holders of C-TEC Common Equity as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total sale proceeds thereof. Proceeds from sales of fractional shares will be paid by the Distribution Agent based upon the average gross selling price per share of Company Common Stock of all such sales. See "Certain Federal Income Tax Consequences." Such sales are expected to be made as soon as practicable after the Distribution Date. None of C-TEC , the Company or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Company Common Stock, and no interest will be paid on the proceeds of such shares.]

               Concurrently with the Distribution, C-TEC will distribute to the holders of C-TEC Common Equity 100% of the shares of common stock of C-TEC's wholly owned subsidiary Cable Michigan. Cable Michigan operates cable television systems in the State of Michigan. The Cable Michigan Distribution is described in a separate Information Statement that is being provided to the holders of C-TEC Common Equity.

Certain Federal Income Tax Consequences

               The following is a summary of the material federal income tax consequences of the Distribution to C-TEC and the holders of C-TEC Common Equity ("Holders"). C-TEC has received a ruling from the Internal Revenue Service to the effect that the Distribution will generally qualify as tax-free to C-TEC and the Holders under Section 355 of the Internal Revenue
Code of 1986, as amended (the "Code") and accordingly, for federal income tax purposes:

              (i) Except as described below with respect to fractional shares, a Holder will not recognize gain or loss as a result of the Distribution.
Cash received in lieu of a fractional share will be treated as received in redemption of such fractional share. Gain or loss will be recognized to the recipient Holder to the extent of the difference between the Holder's basis in the fractional share and the amount received for the fractional share. Provided the fractional share interest is held as a capital asset by the recipient Holder, such gain or loss will constitute capital gain or loss.

              (ii) A Holder will apportion its tax basis for its C-TEC Common Equity among such C-TEC Common Equity, shares of common stock of Cable Michigan received in the Cable Michigan Distribution, and the Company Common Stock received in the Distribution in proportion to the relative fair market values of such C-TEC Common Equity, common stock of Cable Michigan and Company Common Stock on the Distribution Date.

             (iii) A Holder's holding period for the Company Common Stock received in the Distribution will include the period during which such Holder held the C-TEC Common Equity with respect to which the Distribution was made, provided that such C-TEC Common Equity is held as a capital asset by such Holder as of the Distribution Date.

              (iv) Generally no gain or loss will be recognized to C-TEC as a result of the Distribution, except, for example, to the extent of any excess loss accounts or deferred intercompany gains.

               Current Treasury regulations require each Holder who receives Company Common Stock pursuant to the Distribution to attach to its federal income tax return for the year in which the Distribution occurs a descriptive statement concerning the Distribution. C-TEC (or the Company on its behalf) will make available requisite information to each such Holder.

               ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

               For a description of agreements pursuant to which C-TEC, Cable Michigan and the Company have provided for certain tax sharing and other tax matters, see "Relationship Among the Company, C-TEC and Cable Michigan--Tax Sharing Agreement."


           RELATIONSHIP AMONG THE COMPANY, C-TEC AND CABLE MICHIGAN

               This section of the Information Statement describes certain agreements among the Company, C-TEC and Cable Michigan that will govern certain of the on-going relationships among C-TEC, Cable Michigan and the Company after the Distribution and will provide for an orderly transition to the status of three separate, independent companies. To the extent that they relate to the Distribution Agreement or the Tax Sharing Agreement (collectively, the "Distribution Documents"), the following descriptions describe the Distribution Documents as they will be in effect as of the Distribution, do not purport to be complete and are qualified in their entirety by reference to the Distribution Documents, which are filed as exhibits to the Company's Registration Statement on Form 10 (the "Company Form 10") filed with the Securities and Exchange Commission (the "Commission") of which this Information Statement (the "Company Information Statement") is a part and as exhibits to Cable Michigan's Registration Statement on Form 10 (the "Cable Michigan Form 10") filed with the Commission of which Cable Michigan's Information Statement (the "Cable Michigan Information Statement") is a part, and are incorporated herein by reference. All stockholders should read the Distribution Documents in their entirety.

               The Distribution Documents will be entered into in connection with the Distributions and are, therefore, not the result of arm's length negotiation between unrelated parties as the Company, C-TEC and Cable Michigan have certain common officers and directors. Nevertheless, the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of C-TEC and Cable Michigan after the Distribution, which will be negotiated at arm's length.

               Terms of Distribution Agreement

               C-TEC, Cable Michigan and the Company will enter into a Distribution Agreement (the "Distribution Agreement") prior to the Distributions, among other things, to provide for the principal corporate transactions and certain procedures for effecting the Distributions, to define certain aspects (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) of the relationship among C-TEC, Cable Michigan and the Company after the Distributions and to provide for the allocation of certain assets and liabilities (other than those with respect to taxes, which shall be governed by the Tax Sharing Agreement) among C-TEC, Cable Michigan and the Company.

               Conditions to the Distribution

               The Distribution Agreement provides that the Distributions are subject to the following conditions being satisfied prior to or as of the Distribution Date: (i) the Company Form 10 and the Cable Michigan Form 10 shall have become effective under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"); (ii) the Company Common Stock and the common stock, par value $1.00 per share, of Cable Michigan (the "Cable Michigan Common Stock") shall, in each case, have been approved for trading on NASDAQ, subject to official notice of issuance; (iii) the Board of Directors of C-TEC shall be satisfied that (A) both before and after giving effect to the Distributions, C-TEC is not and would not be insolvent, (B) after giving effect to the Distributions, C-TEC would be able to pay its liabilities as they mature and become absolute, and C-TEC would not have unreasonably small capital with which to engage in its business and (C) the Distributions will be permitted under Section 1551 of the Pennsylvania Business Corporations Act; (iv) C-TEC's Board of Directors shall have approved the Distributions and shall not have abandoned, deferred or modified the Distributions at any time prior to the Distribution Date; (v) (A) the Company's Board of Directors, as named in this Information Statement, shall have been elected by C-TEC, as sole stockholder of the Company, and the Company's Certificate of Incorporation and Bylaws
(each as defined under "Description of Capital Stock" below) shall be in effect and (B) Cable Michigan's Board of Directors, as named in the Cable Michigan Information Statement, shall have been elected by C-TEC, as sole shareholder of Cable Michigan, and Cable Michigan's articles of incorporation and bylaws (each as defined under "Description of Capital Stock" in the Cable Michigan Information Statement) shall be in effect; (vi) the Tax Sharing Agreement (defined below) shall have been duly executed and delivered by the parties thereto; (vii) the private letter ruling issued by the Internal
Revenue Service as to the tax-free nature of the Distribution shall not have been withdrawn; and (viii) the Internal Restructuring (as defined below) shall have been consummated (it being understood that the consummation of the steps in the Internal Restructuring that are permitted but not required are not a condition to the Distribution).

               As used herein, the term "Internal Restructuring" means the series of transactions necessary to prepare for the Distributions and includes certain borrowing transactions, the making of certain contributions to certain C-TEC subsidiaries and the making of certain internal distributions by certain C-TEC subsidiaries (the "Internal Distributions"). The Internal Distributions are in each case subject to the condition that the Board of Directors of each distributing company shall be satisfied that (A) both before and after giving effect to the distribution, the distributing company is not and would not be insolvent, (B) after giving effect to the distribution, the distributing company would be able to pay its liabilities as they mature and become absolute, and the distributing company would not have unreasonably small capital with which to engage in its business and (C) the distribution will be permitted under applicable state corporate law.

               Indemnification

               The Company, Cable Michigan and C-TEC have agreed to indemnify one another against certain liabilities. The Company has agreed to indemnify C-TEC and its subsidiaries at the time of the Distribution (collectively, the "C-TEC Group") and the respective directors, officers, employees and affiliates of each person in the C-TEC Group (collectively, the "C-TEC Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the C-TEC Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of the Company or any of its subsidiaries at the time of the Distribution (collectively, the "Company Group") to pay, perform or otherwise discharge any of the Company Liabilities (as defined below), (ii) arising out of the breach by any member of the Company Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the C-TEC Indemnitees, arising out of the provision by the C-TEC Group of the services described below to the Company Group except to the extent that such Losses result from the gross negligence or willful misconduct of a C-TEC Indemnitee. "Company Liabilities" refers to (i) all liabilities of the Company Group under the Distribution Agreement or any of the other Distribution Documents, (ii) all other liabilities of the Company, Cable Michigan or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the Company Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Company Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               Cable Michigan has agreed to indemnify the Company Group and the respective directors, officers, employees and Affiliates of each Person in the Company Group (collectively, the "Company Indemnitees") and the C-TEC Indemnitees from and against any and all Losses incurred or suffered by any of the Company Indemnitees or the C-TEC Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below), (ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other Distribution Documents, (iii) in the case of the C-TEC Indemnitees, arising out of the provision by the C-TEC Group of Services (as defined below) to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a C-TEC Indemnitee and (iv) in the case of the Company Indemnitees, arising out of the provision by the Company of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Company Indemnitee. "Cable Michigan Liabilities" refers to
(i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other Distribution Documents, (ii) all other liabilities of the Company, Cable Michigan or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               C-TEC has agreed to indemnify the Company Indemnitees and the Cable Michigan Indemnitees from and against any and all Losses incurred or suffered by any of the Company Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the C-TEC Group to pay, perform or otherwise discharge any of the C-TEC
Liabilities (as defined below), (ii) arising out of the breach by any member of the C-TEC Group of any obligation under the Distribution Agreement or any of the other distribution documents and (iii) in the case of the Company Indemnitees, arising out of the provision by the Company of the services described below to the C-TEC Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Company
Indemnitee. "C-TEC Liabilities" refers to (i) all liabilities of the C-TEC Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Company, Cable Michigan or C-TEC (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the C-TEC Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True C-TEC Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of the Company, Cable Michigan or C-TEC or their respective subsidiaries which (i) (a) arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries or (b) is one of certain fees and expenses incurred in connection with the Restructuring and (ii) is not a True C-TEC Liability, a True Cable Michigan Liability or a True Company Liability.

               The Company, Cable Michigan and C-TEC have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with the Company Form 10 and this Information Statement and the Cable Michigan Form 10 and Cable Michigan Information Statement. For information regarding indemnification for tax liabilities, see "-- Tax Sharing Agreement."

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               Employee Matters

               Under the Distribution Agreement, Cable Michigan, RCN and C-TEC agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees. Each of Cable Michigan, RCN and C-TEC also agreed to an allocation of employee-related liabilities arising out of certain shared operations prior to the Distribution in the same proportions as Shared Liabilities.

               Transitional Services and Arrangements

               The Company has agreed to provide or cause to be provided to the C-TEC Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management,
(v) human resources and benefit plan administration, (vi) insurance administration, (vii) legal, (viii) tax, (ix) internal audit and (x) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the C-TEC Group and 1.75% of any additional revenue. Based on the C-TEC Group's revenue for 1996, the fee for that year would have been $6,376,000.

               The Company has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides and (xv) other miscellaneous administrative services. The fee per year for services (ii)-(xii) and (xv) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administrative functions. Based on the Cable Michigan Group's revenue for 1996 and the allocation of certain consolidated cable administrative functions, the charge for such services for that year would have been $4,418,000. The direct charge for customer service listed in item (i) along with the billing service listed in item (xiii) and the cable guide service listed in item (xiv) will be a pro rata share (based on subscribers) of the expenses incurred by the Company to provide such customer service and to provide such billing service for all relevant members of the Company and all relevant members of the Cable Michigan Group.

               C-TEC has agreed to provide or cause to be provided to the Company Group and the Michigan Group certain financial data processing services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by the Company to provide such services to all three groups. Based on this allocation arrangement, the fee for such financial data processing services to the Company Group and the Cable Michigan Group would have been approximately $372,000 and $69,000, respectively, for 1996.

               The nature, scope and timing of the foregoing services are to be substantially consistent with the nature, scope and timing of the service provider's services prior to the Distribution, provided that the service provider shall not be obligated to hire additional or replacement employees, or increase the compensation of its existing employees, in order to provide the services. The services are to commence on the Distribution Date and will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service and programming administration services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               In addition, RCN has agreed to obtain programming from third party suppliers for Cable Michigan, the costs of which will be reimbursed to RCN by Cable Michigan. In those circumstances where RCN purchases third party programming on behalf of both the RCN Group and the Cable Michigan Group, such costs will be shared by each Group on a pro rata basis based on each Group's number of subscribers. Such programming arrangements are to commence on the Distribution Date and will terminate on 60 days notice by Cable Michigan or on not less than one year advance notice by RCN to Cable Michigan.

               Access to Information

               Pursuant to the Distribution Agreement, each of the Company Group, the Cable Michigan Group and the C-TEC Group (each a "Group") will provide to each other Group all records in its possession relating to such other Group or such other Group's business and affairs immediately prior to or as soon as practicable following the Distribution. If records relate to more than one Group, true and complete copies will be provided to the other Group or Groups. After the Distribution, each Group will also afford to each other Group and certain of such other Group's agents reasonable access during normal business hours to all records in its possession relating to such other Group's business and affairs as reasonably required, including, for auditing, accounting, litigation, disclosure and reporting purposes, subject to limited exceptions. Finally, each Group will use its best efforts to make available to each other Group, upon written request, its officers, directors, employees and representatives as witnesses, and will otherwise cooperate with each other Group, in connection with any proceeding arising out of the business or operations of any Group prior to the Distribution. In each case, the provider of information or witnesses under the above provisions is entitled to reimbursement for reasonable expenses from the recipient of such information or witnesses.

               Except as otherwise provided in the Distribution Agreement, each of the Company, Cable Michigan and C-TEC, and its respective directors, officers, employees, agents, consultants and advisors will hold all information concerning each other party or its Affiliates in strict confidence.

               Intercompany Accounts; Intellectual Property Rights and Licenses

               Except as otherwise provided in the Tax Sharing Agreement or the Distribution Agreement, all intercompany receivable, payable and loan balances among the Company Group, the Cable Michigan Group and the C-TEC Group will be settled prior to the Distribution by payment in full by the party or parties owing any such obligation. The Distribution Agreement provides that all arrangements and agreements between the parties will terminate as of the Distribution Date other than the Distribution Documents and certain other specified items, including certain arms-length commercial arrangements.

               None of the Groups will have any right or license in or to any technology, software, intellectual property, know-how or other proprietary right owned, licensed or held for use by another Group.

               Miscellaneous

               Any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.

Tax Sharing Agreement

               The Tax Sharing Agreement, by and among the Company, Cable Michigan and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the C-TEC Group will be borne solely by such Group. Adjustments to all other tax liabilities will be borne 50% by C-TEC, 30% by the Company and 20% by Cable Michigan.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company, the Distribution or the Cable Michigan Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of Cable Michigan, the Distribution or the Cable Michigan Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then Cable Michigan will be liable for any and all increases in tax attributable thereto.


                                TRADING MARKET

               There has been no trading market for the Company Common Stock, and there can be no assurances as to the establishment or continuity of any such market. However, it is expected that a "when-issued" trading market may develop on or about the Record Date. The Company will apply for listing of the Company Common Stock on NASDAQ under the symbol "RCNC." It is a condition to the obligation of C-TEC to consummate the Distributions that the Company Common Stock to be issued in the Distribution and the common stock of Cable Michigan to be distributed in the Cable Michigan Distribution shall have been approved for listing on NASDAQ, subject to official notice of issuance. See "Relationship Among the Company, C-TEC and Cable Michigan--Terms of Distribution Agreement."

               Prices at which the Company Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Nor can there be any assurance that such prices will not be significantly below the book value per share of the Company Common Stock. Prices at which trading in shares of Company Common Stock occurs may fluctuate significantly. See "Risk Factors--No Prior Market for Common Stock." The prices at which the Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the Company Common Stock.

               The Company Common Stock received by holders of C-TEC Common Equity pursuant to the Distribution will be freely transferable, except for shares of such Company Common Stock received by any person who may be deemed an "affiliate" of the Company within the meaning of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the Company, and may include the directors and principal executive officers of the Company as well as Kiewit Telecom, the principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

               The Company anticipates that options to purchase _____ shares of Company Common Stock will be outstanding immediately following the Distribution, which options will be granted pursuant to the Company's plans. See "Management -- Executive Compensation". Shares of Company Common Stock issued upon exercise of all such options will be registered on Form S-8 under the Securities Act and will, therefore, be freely transferable, except by affiliates as described above. Except for the shares of Company Common Stock distributed in the Distribution and such stock options, no securities of the Company will be outstanding as of or immediately following the Distribution. Except for the Exchange Agreement referred to in "Business -- Strategic Relationships -- BECO Joint Venture", the Company has not entered into any agreement or otherwise committed to register any shares of Company Common Stock under the Securities Act of 1933 for sale by security holders. Except for the shares registered on this Registration Statement in connection with the Distribution and common equity offered pursuant to employee benefit plans, no common equity of the Company is being, or has been publicly proposed to be, publicly registered or offered by the Company.


                                   DIVIDENDS

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company Board. The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. After the Distribution, the Company will be a holding company and its ability to pay cash dividends will be dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. The Credit Agreement into which certain subsidiaries of the Company have entered contains restrictions on the payment of dividends by those subsidiaries. See "Description of the Credit Agreement."



             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

               Prior to the Distribution Date, the Company and the Company Businesses have been operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statement of Operations sets forth the historical statements of operations of the Company for the year ended December 31, 1996, and the three months ended March 31, 1997 and as adjusted for the Distribution and the related transactions and events described in the Notes thereto as if the Distribution and such transactions and events had been consummated on January 1, 1996. The following Unaudited Pro Forma Consolidated Balance Sheet sets forth the historical balance sheet of the Company as of March 31, 1997, and as adjusted for the Distribution and the related transactions and events described in the Notes thereto as if the Distribution and such transactions and events had been consummated on March 31, 1997.

               Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Financial Statements and Notes thereto included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Financial Statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.



                              RCN Corporation
         Unaudited Pro Forma Consolidated Statement of Operations
                       Year Ended December 31, 1996
                     ($ in thousands, except per share
                       amounts and number of shares)


                                                                                     Adjustments          Pro Forma
                                                                                         for                 for
                                                                    Historical      Distribution         Distribution
                                                                    ----------      ------------          ------------
Sales........................................................        $104,910                              $104,910
Cost and expenses, excluding depreciation and amortization...          79,107                                79,107
Depreciation and amortization................................          38,881                                38,881
                                                                     --------                              --------
Operating (loss).............................................         (13,078)                              (13,078)
Interest Income..............................................          25,602        $(15,127)(1)            10,475
Interest expense.............................................         (16,046)         (7,461)(2)
                                                                                       15,127 (3)            (8,380)
Other (expense), net.........................................            (546)                                 (546)
                                                                     --------        --------              --------
(Loss) before income taxes...................................          (4,068)         (7,461)              (11,529)
(Benefit) provision for income taxes.........................             979          (2,611)(4)            (1,632)
(Loss) before minority interest and equity in unconsolidated
 entities....................................................          (5,047)         (4,850)               (9,897)
Minority interest in loss of consolidated entities...........           1,340                                 1,340
Equity in (loss) of unconsolidated entities..................          (2,282)                               (2,282)
                                                                     --------        --------              --------
(Loss) before extraordinary item.............................        $ (5,989)       $ (4,850)             $(10,839)
                                                                     ========        ========              ========
Unaudited pro forma net (loss) per common share before
 extraordinary item..........................................                                             [$       )]
Weighted average number of common shares outstanding.........                                             [         ](5)

See Notes to Unaudited Pro Forma Consolidated Financial Statements



                                RCN Corporation
           Unaudited Pro Forma Consolidated Statement of Operations
                       Three Months Ended March 31, 1997
                       ($ in thousands, except per share
                         amounts and number of shares)

                                                                                     Adjustments             Pro Forma
                                                                                        for                     for
                                                                  Historical        Distribution           Distribution
                                                                  ----------        ------------           ------------
Sales........................................................       $29,677                                   $29,677
Cost and expenses, excluding depreciation and amortization...        25,524                                    25,524
Depreciation and amortization................................        12,191                                    12,191
Nonrecurring charges.........................................        10,000                                    10,000
                                                                   --------          -------                  -------
Operating (loss).............................................       (18,038)                                  (18,038)
Interest income..............................................         5,153          $(3,169)(1)                1,984
Interest expense.............................................        (3,431)          (1,865)(2)
                                                                                       3,431 (3)               (1,865)
Other (expense) income, net..................................           (32)                                      (32)
                                                                   --------          -------                  -------
(Loss) before income taxes...................................       (16,348)          (1,603)                 (17,951)
(Benefit) for income taxes...................................        (4,800)            (556)(4)              (5,356)
(Loss) before minority interest and equity in unconsolidated
 entities....................................................       (11,548)          (1,047)                 (12,595)
Minority interest in loss of consolidated entities...........           909                                       909
Equity in (loss) of unconsolidated entities..................          (805)                                     (805)
                                                                   --------          -------                  -------
Net (loss)...................................................      $(11,444)         $(1,047)                $(12,491)
                                                                   ========          =======                 ========
Unaudited pro forma net (loss) per common share..............                                              [($       )]
Weighted average number of common shares outstanding.........                                              [          ](5)

See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                RCN Corporation
                Unaudited Pro Forma Consolidated Balance Sheet
                                March 31, 1997
                               ($ in thousands)



                                                                                       Adjustments                 Pro Forma for
                                                                  Historical         for Distribution               Distribution
                                                                  ----------         ----------------              -------------
ASSETS
Current Assets
 Cash and temporary cash investments........................       $ 40,130             $174,998 (6)                 $215,128
 Short-term investments.....................................         13,007                                            13,007
 Accounts receivable affiliates.............................         13,343              (13,343)(7)                       --
 Accounts receivable, net of reserve for doubtful accounts
   of $1,736................................................         11,332                                            11,332
 Unbilled revenues..........................................          1,297                                             1,297
 Material and supply inventory, at average cost.............          1,117                                             1,117
 Prepayments and other......................................          2,096                1,677 (8)                    3,773
 Deferred income taxes......................................          4,579                                             4,579
                                                                   --------             --------                     --------
Total current assets........................................         86,901              163,332                      250,233
Notes receivable - affiliates...............................        205,184             (110,000)(9)

                                                                                         (95,184)(7)                       --
Property, Plant and Equipment
 Hybrid Fiber/Coaxial Cable plant...........................        163,741                                           163,741
 Other property, plant and equipment........................         63,894                                            63,894
                                                                   --------             --------                     --------
Total property, plant and equipment.........................        227,635                   --                      227,635
 Accumulated depreciation...................................         89,948                                            89,948
                                                                   --------             --------                     --------
 Net property, plant and equipment..........................        137,687                   --                      137,687
                                                                   --------             --------                     --------
Investments.................................................         75,834                                            75,834
Intangible assets, net......................................        115,268                                           115,268
Deferred Charges and other assets...........................         24,374                  728 (10)
                                                                                            (279)(11)
                                                                                          (3,164)(12)                  21,659
                                                                   --------             --------                     --------
Total Assets................................................       $645,248             $(44,567)                    $600,681
                                                                   ========             ========                     ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
 Accounts payable affiliates................................        $10,393             $(10,393)(7)
 Accounts payable...........................................         11,754                                           $11,754
 Advance billings and customer deposits.....................          9,026                                             9,026
 Accrued taxes..............................................            206               (1,785)(13)
                                                                                             (98)(11)
                                                                                           1,677 (8)                       --
 Accrued interest...........................................          1,109               (1,088)(14)                  21
 Accrued contract settlements...............................          3,347                                             3,347
 Accrued expenses...........................................         20,770                                            20,770
                                                                   --------             --------                     --------
 Total current liabilities..................................         56,605              (11,687)                      44,918
                                                                   --------             --------                     --------
Long-Term Debt..............................................        131,250             (131,250)(14)                      --
                                                                                         110,000 (15)                 110,000
Notes payable affiliates....................................         62,124              (62,124)(7)
Deferred Income Taxes.......................................         29,453                                            29,453
Other Deferred Credits......................................          3,367                                             3,367
Commitments and Contingencies...............................
Common Shareholder's Equity.................................        362,449                 (181)(11)
                                                                                          (3,315)(13)
                                                                                          90,000 (16)
                                                                                         (36,010)(7)                  412,943
                                                                   --------             --------                     --------
Total Liabilities and Shareholder's Equity..................       $645,248             $(44,567)                    $600,681
                                                                   ========             ========                     ========

See Notes to Unaudited Pro Forma Consolidated Financial Statements



                                RCN Corporation
                         Notes to Unaudited Pro Forma
                       Consolidated Financial Statements
                            (dollars in thousands)


               The Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet of RCN assume that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC at the dates and for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the "Adjustments for Distribution" column in the relevant statement.

(1) Adjustment to eliminate interest income of $3,169 for the three months ended March 31, 1997 and $15,127 for the year ended December 31, 1996, net of income taxes of $(1,109) for the three months ended March 31, 1997 and $(5,294) for the year ended December 31, 1996, on outstanding intercompany notes payable owed to the Company of which $110,000 is assumed to be repaid and the remaining balance is assumed to be treated as capital contributions from the Company to the borrower.

(2) Adjustment to reflect interest expense and amortization of debt issuance costs of $1,865 for the three months ended March 31, 1997 and $7,461 for the year ended December 31, 1996, net of income taxes of $(652) for the three months ended March 31, 1997 and $(2,611) for the year ended December 31, 1996, on new third party debt of $110,000, which is assumed to be incurred.

(3) Adjustment to eliminate interest expense and amortization of debt issuance costs of $3,431 for the three months ended March 31, 1997 and $15,127 for the year ended December 31, 1996 and related income taxes of $1,205 for the three months ended March 31, 1997 and $5,294 for the year ended December 31, 1996 on existing outstanding third party debt which is assumed to be repaid and on outstanding intercompany notes payable owed by the Company which are assumed to be treated as capital contributions to the Company from the borrower.

(4) Income tax effects are summarized as follows:

                                                                                          Quarter                  Year
                                                                                           Ended                   Ended
                                                                                         March 31,             December 31,
                                                                                           1997                   1996
                                                                                         ---------             ------------
                                                                                                 Benefit (provision)
Elimination of interest expense and amortization of debt issuance on existing
   outstanding third party debt (see Note 3)......................................         $1,205                   $5,294
Incurrence of interest expense and amortization of debt issuance costs on new
   third party debt (see Note 2)..................................................           (652)                  (2,611)
Elimination of interest income on outstanding intercompany notes (see                      (1,109)                  (5,294)
Note 1)...........................................................................
                                                                                           ------                  -------
     Total........................................................................         $ (556)                 $(2,611)
                                                                                           ======                  =======



(5) The weighted average number of common shares outstanding reflects the product of (i) the Distribution ratio times (ii) the number of shares of
    Company Common Stock outstanding as of [         ], 1997.

(6) Reflects the following Pro Forma adjustments: (i) Receipt of $110,000 in respect of repayment of outstanding intercompany notes (See Note 9); (ii) repayment by RCN of $132,338 of existing third party debt (See Note 14);
    (iii) receipt of $90,000 of equity contributions from C-TEC (See Note 16);
    (iv) incurrence of $110,000 of new third-party debt (See Note 15); (v) the transfer of $3,164 of pre-paid pension costs (See Note 12); (vi) incurrence of $728 of debt issuance costs related to new third party debt (See Note
    10); and (viii) payment of $5,100 in respect of a prepayment penalty on existing third-party debt (See Note 13).

(7) Adjustment to reflect the assumed treatment of remaining receivables and payables balances with affiliates as capital contributions to (from) the respective affiliates.

(8) Adjustment to reclassify prepaid taxes.

(9) Adjustment to reflect the assumed partial payment of notes receivable affiliate by Cable Michigan. Cable Michigan will incur new third party debt for the purpose of repaying $110,000 of the total amount of outstanding intercompany notes payable owed to the Company.

(10) Adjustment to reflect debt issuance costs of $728 in connection with the assumed incurrence of new third party debt (see Note 15).

(11) Adjustment to reflect the write-off of unamortized debt issuance costs of $279 net of income taxes of $98 in connection with the assumed repayment of existing outstanding third party debt (see Note 14).

(12) In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN will no longer accrue benefits under the defined benefit pension plan. The defined benefit pension plan will be continued for employees of the C-TEC Group. This adjustment reflects the assumed transfer of the prepaid pension cost of $3,164 from RCN's books to C-TEC.

(13) Adjustment to reflect the penalty of approximately $5,100 (excluding an income tax benefit of approximately $1,785), on the assumed prepayment of existing outstanding third party debt (see Note 14).

(14) Adjustment to reflect the assumed repayment of third-party debt of $131,250 and accrued interest of $1,088, primarily using the proceeds from repayment by Cable Michigan of a portion of the total amount of outstanding intercompany notes payable owed to the Company (see Note
     9) and from the assumed contribution by C-TEC of equity capital to the Company (see Note 16).

(15) Adjustment to reflect the assumed incurrence of new third party debt of $110,000 by the Company.

(16) Adjustment to reflect the assumed contribution by C-TEC, of equity capital of $90,000 to the Company from new C-TEC borrowings.


                           PRO FORMA CAPITALIZATION

               Prior to the Distribution Date, the Company and the Company Businesses have been operated as part of C-TEC. The following table sets forth the capitalization of the Company as of March 31, 1997, and as adjusted to give effect to the Distribution and the related transactions and events described in the notes hereto and the Notes to the Unaudited Pro Forma Consolidated Balance Sheet included in this Information Statement as if the Distribution and such transactions and events had been consummated on March 31, 1997.

               Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Capitalization. The Pro Forma Capitalization table below should be read in conjunction with the historical Financial Statements and Notes thereto included elsewhere in this Information Statement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Statements." The Pro Forma Capitalization table below is provided for information purposes only and should not be construed to be indicative of the Company's capitalization or financial condition had the Distribution and such related transactions and events been consummated on the date assumed, may not reflect the capitalization or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future capitalization or financial condition.

                                                                                     March 31, 1997
                                                                                    ($ in thousands)
                                                                         ---------------------------------------
                                                                                                    Pro Forma
                                                                         Historical             for Distribution
                                                                         ----------             ----------------
Cash, temporary cash investments and short-term investments               $ 53,137                   $228,135
                                                                          ========                   ========
Long-term debt....................................................         131,250                    110,000
Notes payable-affiliates..........................................          62,124                         --
                                                                          --------                   --------
Total indebtedness................................................         193,374                    110,000
                                                                          --------                   --------
Common shareholder's equity.......................................         362,449                    412,943
                                                                          --------                   --------
      Total capitalization........................................        $555,823                   $522,943
                                                                          ========                   ========

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                 Prior to the Distribution Date, the Company and the Company Businesses have been operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for the Company. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1993 and 1992 and as of December 31, 1994, 1993 and 1992 are derived from the Company's unaudited historical consolidated financial statements not included in this Information Statement. The selected historical consolidated financial data of the Company for the years ended December 31, 1996, 1995 and 1994 and as of December 31, 1996 and 1995 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Information Statement. The selected historical consolidated financial data for the three month periods ended March 31, 1997 and 1996 and as of those dates are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Information Statement. In the opinion of the Company's management, these three month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements. Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."

                                       Three Months Ended March 31,                Year Ended December 31,
                                       ----------------------------  ------------------------------------------------------
                                                                          (dollars in thousands)
                                          1997              1996       1996        1995        1994        1993        1992
                                       --------           -------    --------     -------     -------     -------     -------
Statement of Operations Data:
 Sales..............................   $ 29,677          $ 24,175    $104,910    $ 91,997    $ 59,500    $ 49,504    $ 44,030
 Costs and expenses, excluding
   depreciation and amortization....     25,524            17,638      79,107      75,003      49,747      30,821      25,725
 Depreciation and amortization......     12,191             8,820      38,881      22,336       9,803       9,922       9,984
     Nonrecurring charges...........     10,000                --          --          --          --          --          --
                                       --------          --------    --------    --------    --------    --------    --------
 Operating (loss) income............    (18,038)           (2,283)    (13,078)     (5,342)        (50)      8,761       8,321
 Interest income....................      5,153             6,791      25,602      29,001      21,547       1,922       2,375
 Interest expense...................     (3,431)           (3,925)    (16,046)    (16,517)    (16,669)     (1,167)     (3,007)
 Other (expense) income, net........        (32)               68        (546)       (304)      1,343       1,195       6,015
 (Benefit) provision for income
   taxes............................     (4,800)              769         979       1,119       2,340         167       5,203
 Minority interest in (income) loss
   of consolidated entities.........        909               (45)      1,340        (144)        (95)        (85)        (43)
 Equity in (loss) of
   unconsolidated entities..........       (805)             (757)     (2,282)     (3,461)         --          --          --
 Cumulative effect of changes in
accounting principles...............         --                --          --          --         (83)      1,628          --
                                       --------          --------    --------    --------    --------    --------    --------
 Net (loss) income..................   $(11,444)         $   (920)   $ (5,989)   $  2,114    $  3,653    $ 12,087    $  8,458
                                       ========          ========    ========    ========    ========    ========    ========
Balance Sheet Data:
 Total assets.......................   $645,248          $633,322    $628,085    $649,610    $568,586    $291,634    $289,833
 Long-term liabilities..............    131,250           135,250     131,250     135,250     154,000     181,500     191,070
 Shareholder's equity...............    362,449           388,142     390,765     394,069     372,847      74,329      56,083


                           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                        FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               The following discussion should be read in conjunction with the Company's historical Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Information Statement.

General

               Prior to the Distribution Date, the Company and the Company Businesses have been operated as part of C-TEC. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

               The Company is developing advanced fiber optic networks to provide a wide range of telecommunications services in the Northeastern United States. Such networks are networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including Internet access. The Company intends to provide these services singly or in bundled services packages primarily to residential customers in high-density areas and also seeks to serve certain commercial accounts on or near it networks. The Company has recently commenced providing service through advanced fiber optic network facilities in New York City and Boston. Through 1996, the revenue from services provided over such networks has not been material. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City) New Jersey and Pennsylvania ( "Hybrid Fiber/Coaxial"), wireless video operations in New York City ("Wireless Video"), and certain other operations, including long distance telephone (collectively, "Other Operations"). Financial results related to advanced fiber and wireless facilities are included in the "Advanced Fiber, Wireless Video and Other Operating" segment data which follows. The Company has historically managed its business along these lines and the discussion which follows addresses those lines accordingly. As the development of the Company's advanced fiber networks continues, in the future the Company may reflect such operations as a separate segment. The Company expects that the operating and net losses and negative cash flows from this business will rise in the future as it expands and develops its network and customer base. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future as it develops its advanced fiber optic network.

               Selected segment data was as follows for the years ended December 31, 1996, 1995 and 1994 and for the three months ended March 31, 1997 and 1996:

                                                  Three Months ended March 31,                    Year ended December 31,
                                                  ----------------------------              ---------------------------------
                                                                            (dollars in thousands)
                                                    1997                1996                 1996         1995         1994
                                                   -------             --------             -------      --------     -------
Sales
     Hybrid Fiber/Coaxial....................      $21,964             $20,486              $84,096      $66,404      $45,937
     Advanced Fiber, Wireless Video and Other
      Operating..............................        7,708               3,689               20,768       25,528       13,514
     Corporate...............................            5                  --                   46           65           49
                                                   -------             -------             --------      -------      -------
        Total................................      $29,677             $24,175             $104,910      $91,997      $59,500
                                                   =======             =======             ========      =======      =======

Operating Income Before Depreciation and Amortization:

                                                Three Months ended March 31,                  Year ended December 31,
                                                ----------------------------             ---------------------------------
                                                                       (dollars in thousands)
                                                   1997                1996                1996         1995        1994
                                                --------             -------             -------      -------     --------
 Hybrid Fiber/Coaxial................           $ 10,091             $ 9,331             $40,094      $28,458     $ 22,279
 Advanced Fiber, Wireless Video and
   Other Operating...................             (5,095)             (2,701)            (11,711)      (8,416)     (11,542)
 Corporate...........................            (10,843)                (93)             (2,580)      (3,048)        (984)
                                                --------             -------             -------      -------     --------
   Total.............................           $ (5,847)            $ 6,537             $25,803      $16,994     $  9,753
                                                ========             =======             =======      =======     ========



Results of Operations

               Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996

               For the three months ended March 31, 1997, operating income before depreciation and amortization was $(5,847) as compared to $6,537 for the three months ended March 31, 1996. Sales increased 22.8% to $29,677 for the first quarter of 1997 from $24,175 for the same period in 1996.

               Sales. Sales are primarily comprised of subscription fees for basic, premium and pay per view cable television services, long distance telephone service fees based on minutes of traffic and tariffed rates or contracted fees, and Internet access fees billed at contracted rates. For the three months ended March 31, 1997, sales were $29,677, an increase of $5,502, primarily due to higher Hybrid Fiber/Coaxial sales of $1,478 and higher Advanced Fiber, Wireless Video and Other Operating sales of $4,019. The increase in Hybrid Fiber/Coaxial sales principally results from higher basic service revenue resulting from approximately 4,318 additional subscribers over the same period in 1996 and the effects of a rate increase in the first quarter of 1997. Advanced Fiber, Wireless Video and Other Operating sales increased primarily due to the acquisition of an 80.1% interest in Freedom in August 1996 (the "Freedom Acquisition") which resulted in Wireless Video sales of $2,531 for the three months ended March 31, 1997. The remaining increase in sales in the Advanced Fiber, Wireless Video and Other Operating segment occurred due to higher sales of long distance.

               Costs and Expenses, Excluding Depreciation and Amortization. Cost and expenses, excluding depreciation and amortization, are comprised of direct costs of providing services, primarily cable programming and franchise costs, network access fees, video transmission licensing fees, salaries and benefits, and customer service costs; sales and marketing costs; and general and administrative expenses. For the three months ended March 31, 1997, costs and expenses, excluding depreciation, amortization, and nonrecurring charges, were $25,524, an increase of $7,886 or 44.7%. The increase is primarily attributable to higher Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, of approximately $6,400, resulting from the Freedom Acquisition in August 1996 which contributed $4,400 of the increase. The remaining increase in Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, of approximately $2,000 is primarily related to expansion of the long distance business. Hybrid Fiber/Coaxial costs and expenses, excluding depreciation and amortization, increased approximately $700 primarily due to higher basic programming costs resulting from higher rates, additional channels and subscriber increases.

               Depreciation and Amortization. Depreciation and amortization expense is comprised principally of depreciation relating to the Company's Hybrid Fiber/Coaxial facilities. For the three months ended March 31, 1997, depreciation and amortization increased $3,371 or 38.2% to $12,191 for the three month period ended March 31, 1997 as compared to $8,820 for the comparable period in 1996. The increase is due to the additional depreciation and amortization resulting from the Freedom Acquisition. In addition, during the three months ended March 31, 1997 the Company incurred $319 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston as compared to $189 for the comparable period in 1996.

               In future periods, depreciation and amortization are expected to exceed amounts recorded in 1996 and during the three months ended March 31, 1997 due to the Freedom Acquisition (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom), and depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston.

               Nonrecurring Charges. Nonrecurring charges of $10,000 represent non-capitalizable costs incurred in connection with a series of transactions in March 1997 which resulted in the Company having a 100% ownership interest in Freedom.

               Interest Income. For the three months ended March 31, 1997, interest income was $5,153, a decrease of $1,638 or 24.1% primarily due to lower average cash balances and lower average notes receivable affiliates. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996.

               Interest Expense. For the three months ended March 31, 1997, interest expense was $3,431, a decrease of $494 or 12.6% primarily due to the required principal payment of $18,750 on long-term debt in December 1996.

               Income Tax. Income tax expense decreased $5,569 primarily due to the decrease of $15,755 in operating income.

               Minority Interest. Minority interest in the loss of consolidated entities increased $954 as a result of the minority share of the losses of Freedom from January 1 through March 21. The Company acquired the 19.9% minority ownership of Freedom on March 21, 1997.

               Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

               For the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of $(5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

               Sales. For 1996, sales were $104,910, an increase of $12,913, or 14.0%, due to higher Hybrid Cable Television sales partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales, principally long distance. Hybrid Fiber/Coaxial sales increased $17,692, or 26.6%, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The Pennsylvania cable system accounts for $13,530 of the increase in sales as a result of the consolidation of its results for a full year in 1996 as compared to eight months (from the date of acquisition in May 1995) in 1995. The remaining increase in Hybrid Fiber/Coaxial sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of a 5.9% rate increase in February 1996. These increases were partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales of $4,760 primarily resulting from the termination in the second quarter of 1995 of an agreement for the resale of AT&T Tariff 12 long distance services to another long distance reseller. Included in Advanced Fiber, Wireless Video and Other Operating sales for 1996 were Wireless Video sales of $3,532, compared to zero for 1995 reflecting the Freedom Acquisition.

               Cost and Expenses, Excluding Depreciation and Amortization. In 1996, costs and expenses, excluding depreciation and amortization, were $79,107, an increase of $4,104 or 5.5% as compared to 1995. Hybrid Fiber/Coaxial programming expense increased $3,930 due to license fee increases, channel additions, and subscriber growth, primarily due to the acquisition of the Pennsylvania cable system. Additionally, Hybrid Fiber/Coaxial salaries and benefits expense increased $1,862 primarily due to the acquisition of the Pennsylvania cable system. Corporate costs and expenses, excluding depreciation and amortization, decreased $487. This decrease is primarily due to the corporate allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $992 (See Note 12 to the Financial Statements) partially offset by the Company's allocable portion of costs associated with the investigation of the feasibility of various restructuring alternatives to enhance shareholder value. Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, decreased
$1,465 primarily due to lower expenses associated with the 97% reduction in AT&T Tariff 12 long distance revenues partially offset by an increase of $2,320 representing costs associated with the development of the Company's advanced fiber optic networks in New York City and Boston and Wireless
Video costs and expenses of $8,303 in 1996 compared to zero in 1995 reflecting the Freedom Acquisition.

               Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of Pennsylvania cable system in May 1995 and the Freedom Acquisition on August 30, 1996. (See Note 4 to 1996 Consolidated Financial Statements.) In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399 or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom Acquisition and the purchase of the loan receivable from Mazon Corporativo S.A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

               Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471 or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Kiewit Telecom, the Company's controlling shareholder, in connection with the Freedom Acquisition. This portion of the consideration represents an amount to compensate Kiewit Telecom for forgone interest on the amount invested in Freedom.

               Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the 1996 consolidated financial statements.

               Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was $(206) in 1996 as compared to $(144) in 1995.

               Equity in (loss) of Unconsolidated Entities. The Company's equity in the (loss) of unconsolidated entities was $(2,282) in 1996 and ($3,461) in 1995, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilize the peso as the local and functional currency. Such adjustments have historically been included as a separate component of common shareholders' equity and reflected losses of $449 and $2,606, net of income taxes, in 1996 and 1995, respectively. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100 percent, Mexico will be treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. dollar will be treated as the functional currency and translation adjustments will be included in income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from its own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. It is not possible to determine what effect future currency fluctuations will have on the Company's operating results. The Company's proportionate share of such gains (losses) in 1996 and 1995 were approximately $247 and ($932), respectively. Megacable reduced its exposure to such losses by utilizing a portion of the Company's cash investment to repay U.S. dollar denominated debt of approximately $55,000 in 1995.

               In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

               Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

               For the year ended December 31, 1995, operating income before depreciation and amortization was $16,994 as compared to $9,753 for the year ended December 31, 1994. Sales increased 54.6% to $91,997 for 1995 from $59,500 in 1994. The improvement in operating income before depreciation and amortization of $7,241 and the increase in interest income of $7,454 were offset by higher depreciation and amortization of $12,533 and a loss in the equity of consolidated entities of $(3,461) resulting in lower net income of $2,114 in 1995 as compared to $3,653 in 1994.

               Sales. Sales for 1995 were $91,997, an increase of $32,497 or 54.6% primarily due to higher Hybrid Fiber/Coaxial sales of $20,467. Hybrid Fiber/Coaxial sales increases resulted primarily from the acquisition of the Pennsylvania cable system, effective May 1, 1995. The Pennsylvania cable system accounts for $18,384 of the increase in Hybrid Fiber/Coaxial sales of $20,467, or 44.6%, as compared to 1994. Additionally, average subscriber increases of approximately 4,386 over the same period in 1994 and a rate increase effective in April 1995 account for the remaining increase in Hybrid Fiber/Coaxial sales. Advanced Fiber, Wireless Video and Other Operating sales increased $12,014, or 88.9% in 1995 as compared to 1994. This increase included revenues of $4,070 from the resale of AT&T Tariff 12 long distance services to another long distance reseller under an arrangement which terminated during the second quarter of 1995. Increases in long distance switched business sales and 800 services sales account for the majority of the remaining increase.

               Cost and Expenses, Excluding Depreciation and Amortization. In 1995, costs and expenses, excluding depreciation and amortization, were $75,003, an increase of $25,256, or 50.8% in 1995 as compared to 1994. Hybrid Fiber/Coaxial programming expense increased $6,079 due to license fee increases, channel additions, and subscriber growth, primarily due to the acquisition of the Pennsylvania cable system. Additionally, Hybrid Fiber/Coaxial salaries and benefits increased $5,272, primarily due to the acquisition of the Pennsylvania cable system. The remaining increase in costs and expenses for Hybrid Fiber/Coaxial of $2,937 is attributable to various increases in other general operating expenses resulting from the consolidation of approximately 75,420 Pennsylvania cable system subscribers as a result of the acquisition. Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, increased $8,888, or 35.5% in 1995 as compared to 1994. The primary increases occurred in expenses associated with Tariff 12 long distance sales of $4,068 and long distance carrier expense. Costs and expenses associated with the start-up of the Company's fiber optic network business in Boston and New York City increased $3,648 in 1995. Partially offsetting these increases were decreases of approximately $5,300 in charges related to long distance contract settlement and termination resulting from management's determination that it had adequately provided for such matters in 1994.

               Corporate costs and expenses, excluding depreciation and amortization, increased $2,080, due to the Company's allocable share of professional fees associated with the evaluation of strategic alternatives for enhancing shareholder value, higher salary expense resulting from additional corporate personnel to support the Company's growing operations, and higher bonus expense resulting primarily from the improvement in operating income before depreciation and amortization.

               Depreciation and Amortization. For 1995, depreciation and amortization expense was $22,336, an increase of $12,533 or 127.8% as compared to 1994, primarily due to the consolidation of the Pennsylvania cable system since May 1, 1995.

               Interest Income. Interest income for 1995 was $29,001, an increase of $7,454 or 34.6% as compared to the prior year. The increase is the result of both higher average cash balances and higher yields in 1995. Average cash balances increased primarily as a result of cash transfers by C-TEC to the Company of proceeds received from the sale of C-TEC's cellular operations in September 1994 and from C-TEC's common stock rights offering, which concluded in December 1994. The Company utilized a portion of these fundings from C-TEC for the 1995 acquisition of a 40% interest in Megacable for approximately $84,000 and for the cash portion of the purchase price for the Pennsylvania cable system of approximately $37,000.

               Interest Expense. Interest expense was $16,517 in 1995 as compared to $16,669 in 1994, as debt levels and interest rates were relatively stable.

               Other (Expense) Income, Net. Other expense for 1995 was $304, compared to other income of $1,343 in 1994. The change in other (expense) income in 1995 as compared to 1994 is primarily due to the inclusion in 1994 of a gain of approximately $900 on the sale of certain of the Company's Hybrid Fiber/Coaxial operations.

               Income Taxes. The Company's effective income tax rate was 34.6% in 1995 and 38.5% in 1994. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to accompanying consolidated financial statements.

               Minority Interest. The 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was ($144) in 1995 and ($95) in 1994.

               Equity in (Loss) of Unconsolidated Entities. The equity in the loss of unconsolidated entities in 1995 relates to the Company's share of the losses of Megacable, in which the Company acquired a 40% interest in January 1995. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802.

Liquidity and Capital Resources

               The Company expects that it will require a significant amount of capital to fund its operations and development in its existing New York City and Boston markets. These capital requirements include the following: development of advanced fiber optic networks in Boston and New York City; expansion and upgrade of Hybrid Fiber/Coaxial plant and other capital expenditures; funding of operating losses of Boston and New York operations; and repayment of existing outstanding third-party debt.

               Planned capital expenditures for development of advanced fiber networks in New York City and Boston include costs related to connecting customers to the advanced optic network which will be incurred on a per-connection basis. The Company anticipates that it may also incur other discretionary capital requirements related to the development of additional markets during this three year period. The development of such networks, however, will be contingent upon the degree of success achieved in the Boston and New York City markets and the likelihood and degree of success expected in the relevant markets chosen for development.

               The Company currently anticipates the following sources of funding:


                                                                Thousands of
                                                                  Dollars
                                                                ------------
Repayment of existing outstanding intercompany indebtedness by
 Cable Michigan in connection with the Restructuring...........   $110,000
Equity contribution by Commonwealth Telephone Enterprises in
 connection with the Restructuring.............................     90,000
New third-party debt...........................................    110,000
Cash on hand...................................................     50,000
Operating cash flow of Hybrid Fiber/Coaxial....................    100,000
Anticipated capital contribution by BECO.......................    110,000
                                                                  --------
                                                                  $570,000
                                                                  ========

               In order to further fund its anticipated capital requirements through the end of 1999, the Company is considering the incurrence of additional debt. However, the likelihood, success and amount of any such debt incurrence offering would depend on market conditions and other factors, including the continued need for capital based on the success based buildout of its current and future markets.

               Additionally, the Company may enter into other relationships such as joint ventures, with appropriate partners in possible new markets chosen by the Company for development. Such relationships should enable the Company to limit its expenditures for network development by utilizing existing facilities as well as by the potential capital contributions by partners or investors in return for profit participation or equity. The Company may also take advantage of the expertise of appropriate partners in the relevant market in order to reduce its start-up costs in those markets.

               For the first quarter of 1997, the Company's net cash used in operating activities was $1,144, comprised primarily of a net loss of $11,144 adjusted by non-cash depreciation and amortization of $12,191, other non-cash items totaling $(770) and working capital changes of $(989). Net cash used in investing activities of $4,755 consisted primarily of additions to property, plant and equipment of $7,459 and acquisitions of $30,079 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $33,925. Net cash used in financing activities of $15,814 consisted of transfers to C-TEC of $16,381 partially offset by a change in affiliate notes of $567.

               For 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling $(7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $40,369, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000, and change in affiliate notes of $32,802, partially offset by the redemption of long-term debt of $44,750.

               There can be no assurance that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications industry and limit the Company's flexibility in planning for, or reacting to, changes in its business.


                      DESCRIPTION OF THE CREDIT AGREEMENT

               This section of the Information Statement describes the terms and conditions of the Credit Agreement that certain subsidiaries of the Company have in place. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Credit Agreement, which is filed as an exhibit to the Form 10 and is incorporated herein by reference. Capitalized terms used in this Section and not otherwise defined herein are used as defined in the Credit Agreement.

               Certain of the Company's direct and indirect subsidiaries, namely, C-TEC Cable Systems, Inc. ("Cable Systems"), ComVideo Systems, Inc. ("ComVideo") and C-TEC Cable Systems of New York, Inc. ("Cable Systems New York") (collectively, the "Borrowers"), have in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the amount of $25 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility").

               Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance existing indebtedness of the Borrowers,
(ii) to finance an equity investment by Cable Systems in RCN Telecom Services, Inc. (a member of the RCN Group), (iii) to finance permitted acquisitions, and
(iv) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Agreement are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Borrowers contained in the Credit Agreement and related pledge agreements must be true. Each Borrower is jointly and severally liable for all borrowings and other obligations under the Credit Facilities. The Credit Facilities will not be available until the stock of Cable Systems New York is released from a lien securing indebtedness of Cable Systems (in a principal amount of approximately $132 million) owing to a group of institutional investors, and is pledged to the lenders under the Credit Agreement. Cable Systems anticipates prepaying that other indebtedness prior to the Distribution Date, using proceeds of intercompany debt repaid to it by Cable Michigan, proceeds of a Credit Facility borrowing and other cash on hand, at which point such stock will be released from such lien.

               The interest rate on the Credit Facilities will be, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate will include a spread that varies, based on Cable Systems's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment will accrue from the Closing Date and will be payable quarterly in arrears. In the case of the term credit facility, a fee of 20 basis points on the unused term commitment will accrue from the forty-sixth day after the Closing Date through the earlier of the date on which the term commitment is fully drawn and the ninetieth day after the Closing Date and will be payable ninety days after the Closing Date.

               The Term Credit Facility is available in up to two installments, and to the extent not borrowed during the ninety-day period described above will cease to be available. The entire amount of the Revolving Credit Facility is available to the Borrowers until June 30, 2002. Revolving loans may be repaid and reborrowed from time to time.

               The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows (assuming the entire $100 million is drawn, and if less then pro rata to the amounts given below):

                1999                      $ 3,750,000
                2000                      $11,250,000
                2001                      $16,250,000
                2002                      $17,500,000
                2003                      $19,374,000
                2004                      $21,250,000
                2005                      $10,626,000

               The Borrowers have the option to repay the term loan in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the term loan that is repaid may not be reborrowed.

               The Borrowers are required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the revolving loans. Any excess amounts of such net cash proceeds not applied to repay revolving loans are applied to reduce the scheduled installments of the term loan on a pro rata basis.

               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by Cable Systems of 100% of the stock in ComVideo (which will be given only after approval from the appropriate regulatory authority in New Jersey is granted) and in Cable Systems New York; (ii) a first priority pledge by ComVideo of 100% of its partnership interests in Home Link Communications of Princeton, L.P. ("Home Link") at such time that ComVideo has acquired 100% of the partnership interests in Home Link (at which time Home Link will become a Borrower) and subject also to approval of the appropriate regulatory authority in New Jersey being granted; (iii) a first priority pledge by each Borrower of 100% of the stock owned by it in each other material subsidiary of such Borrower created after the Closing Date; and (iv) a first priority pledge by RCN of 100% of the stock of Cable Systems (which will be given within 30 days of the Distribution Date). In addition, the Borrowers are subject to a prohibition on granting other negative pledges to other parties on the assets of Cable Systems and certain of its subsidiaries (subject to customary exceptions). The stock and assets of C-TEC Cable Systems of Pennsylvania, Inc., RCN Telecom Services, Inc. and RCN International, Inc. are excluded from the security arrangements.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Credit Agreement requires the Borrowers, Home Link and all subsidiaries of the Borrowers created after the Closing Date on a combined basis to maintain the following financial ratios:
(i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter.

               The Credit Agreement includes customary events of default.
Upon the occurrence of any event of default, the lenders may accelerate the outstanding loans and cancel any unborrowed commitment. These events of default include payment and covenant defaults (subject in certain cases to a grace period), misrepresentations, cross default to certain other debt, bankruptcy, ERISA and judgment defaults and a change of control default. For this purpose, "change of control" is defined to mean any time after the Distribution Date that (A) PKS shall cease to hold, either directly or indirectly through one or more PKS entities, (1) shares of RCN constituting at least thirty percent (30%) of the number of outstanding common shares or at least thirty percent (30%) of the voting power represented by the outstanding voting shares of RCN (in each case, outstanding shares excluding shares issued after the Distribution Date (i) for cash, (ii) in consideration for the acquisition of any investment or property or the provision of services, (iii) upon the exercise of any warrant, option, convertible security or similar instrument issued after the Distribution Date for consideration described in clauses (i) and (ii) or (iv) in connection with an employee stock option plan and similar benefit arrangement adopted after the Distribution Date by RCN or any of its wholly owned subsidiaries), (B) any person (other than PKS or a PKS entity) or group of persons shall have acquired in one or more series of transactions beneficial ownership of more than fifty-one percent (51%) of the outstanding common stock or of the voting power represented by the outstanding voting shares of RCN or (C) RCN shall cease to hold, directly or indirectly, all of the outstanding shares of capital stock of Cable Systems.


                                   BUSINESS

Overview

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor as well as certain commercial accounts on or near its networks. RCN seeks to act as a single-source provider of a wide range of voice, video and data services offered individually or in bundled service packages, with superior customer service and competitive prices as compared to incumbent service providers. The Company currently utilizes a variety of owned and leased facilities including advanced fiber optic networks, a wireless video system and hybrid fiber/coaxial cable systems, although it intends to deploy advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new facilities.
RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture, in Boston and surrounding communities, and formally commenced operations in September 1996. Since it formally commenced operation of these facilities, RCN has built or acquired through long term lease arrangements approximately 300 route miles of fiber optic cable and added approximately 1,200 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 11,100 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks. At May 31, 1997, RCN had an aggregate of approximately 232,100 connections (local telephone, video programming or Internet access) among all facilities, approximately 46,600 of which were attributable to customers in the New York City and Boston markets. See "--RCN Services--Connections."

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry are approximately $220 billion, approximately 50% of which is attributable to residential users. The Boston to Washington corridor represents approximately 4% of the geography of the U.S. but accounts for over 26% of the telecommunications market (as measured by telephone access lines). RCN believes that density is a critical factor in the economic deployment of advanced fiber optic networks, and that due to population density, favorable demographics and aging infrastructure, the Boston to Washington corridor is a particularly attractive market for development of advanced fiber optic facilities.

               The opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996 and other developments, the need for more advanced, higher capacity networks to meet growing consumer demands and the typically superior technology of the Company's networks in contrast to the network and other limitations of the incumbent providers. To address this opportunity, RCN is pursuing the following key strategies:

                o Developing Advanced Fiber Optic Networks. RCN is developing advanced fiber optic networks specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN's ability to offer a wide range of services through its advanced fiber optic networks greatly increases the size of its potential market, as compared to the networks of incumbent service providers which typically provide only single or limited services. RCN seeks to be the first operator of an advanced fiber optic network targeting residential customers in each of its target markets.

               o Focus on Residential Customers in High Density Markets. The Company's primary focus is on residential customers in high density areas. The Company also serves certain commercial accounts which are on or near its networks. Most of the other new competitive entrants, including most CLECs, have focused their network development and sales efforts almost exclusively on providing telephone service to large commercial customers and have generally not offered their telephone services to the residential marketplace. Additionally, these new competitors and the incumbent service providers have generally not expanded their offerings to include both voice and video programming services.

               o Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. Utilizing existing facilities and entering into strategic alliances enables RCN to enter the market quickly and efficiently and to reduce its up-front capital investment. RCN has established strategic relationships with MFS/WorldCom and BECO, both of which have extensive fiber optic networks and other assets, and is utilizing its own existing cable television infrastructure to help expedite and reduce the cost of market entry and development of its business. RCN also benefits from its interconnection and resale agreements with incumbent telephone service providers. See "--Strategic Relationships."

               o Implementing Subscriber-Driven Investment Strategy. RCN attempts to defer as much of its capital investment as possible by tying facility development to the procurement of customer connections. In order to help promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provision services to its customers by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its network.

               In addition to its initial advanced fiber optic networks in New York City and Boston, RCN provides video programming and local and long distance telephone services through other facilities including a wireless video system in New York City, hybrid fiber/coaxial cable television systems in the States of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and resale agreements with the incumbent telephone service providers. RCN's wireless video and resale telephone services are offered primarily to customers located near RCN's advanced fiber optic networks. RCN intends to convert as many of those customers as is economically feasible to advanced fiber optic networks.

               As of May 31, 1997, RCN had approximately 232,100 customer connections. This amount includes approximately 46,600 connections in the New York City and Boston markets (approximately 1,200 advanced fiber connections, approximately 37,200 wireless video service connections and approximately 7,200 resold telephone and other connections). Also included within the total customer connections as of May 31, 1997 were approximately 182,000 hybrid fiber/coaxial cable connections. RCN had revenues of $104.9 million for the year ended December 31, 1996 and $29.7 million for the three months ended March 31, 1997. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming or Internet access) rather than the number of customers.

               RCN owns a 40% interest in Megacable, the second largest cable television provider in Mexico with approximately 177,000 subscribers and 615,000 homes passed by its systems as of March 31, 1997. Megacable operates 22 wireline cable systems throughout Mexico, principally in Guadalajara, Mexico's second largest city, and along the Pacific and Gulf Coasts.
Megacable is presently expanding the fiber capacity of certain of its systems and has recently begun to offer high-speed data services; it may in the future provide voice services. Megacable had revenues of $23.2 million for the year ended December 31, 1996 and $6.8 million for the three months ended March 31, 1997.

               The Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC, which has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities. The Company also benefits from its relationship with PKS, the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc. Kiewit Telecom, an affiliate of PKS, will be the Company's largest shareholder after the Distribution.

               RCN believes it benefits from the following competitive strengths:

               o Experience in Operating Telephone and Cable Networks. RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming.

               o State-of-the-art technology. RCN's advanced fiber networks are purpose-built using state-of-the-art technology. These networks are designed to deliver a wide range of voice, video and data services with superior quality and increased capacity.

               o Ability to Offer Bundled Voice and Video Services.    RCN
     believes that, as a full service voice and video programming provider, it will be able to offer a single-source package of voice, video and data services which is not yet generally available from any incumbent telephone, cable or other service provider.

               o Superior Customer Service.   RCN seeks to provide superior
     customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience. In addition, services provided over RCN's advanced fiber networks are generally priced at competitive rates as compared to the incumbent service providers.

               o Existing Customer Base in Attractive Markets. RCN benefits from an existing base of 227,600 connections in New York City, Boston and surrounding communities and in additional markets with favorable customer demographics within 75 miles of New York City. RCN expects that the majority of its wireless video and resale telephone customers (an aggregate of approximately 40,600 connections) will ultimately be connected to its advanced fiber optic networks. See "--RCN Services--Connections."

Industry Overview - New Opportunities in Telecommunications

               Overview of Incumbent Service Providers

               The telecommunications industry today is dominated by the incumbent LECs and cable television companies and by the IXCs. Typically, only the incumbent LECs and cable television companies have a last mile connection to their customers (with the exception of a small number of "competitive access providers" (or "CAPs"), whose networks and operations have been targeted almost exclusively at medium to large commercial users).

               The distribution networks and customer connections of the incumbent LECs can typically be characterized as a low capacity, high reliability systems based upon copper twisted-pairs. Although telephone service has relatively modest capacity requirements, the provisioning of switch-based usage is a complex and difficult process. The incumbent LEC telephone networks were constructed over a hundred-year period under a regulatory regime which placed a premium upon reliability and universal service, but which did not make significant advancement in terms of network or operating efficiency. While the incumbent LECs have begun to expand the amount of fiber optic facilities in their networks, the basic local exchange systems have remained largely unchanged and are typically unable to deliver higher capacity services such as video or high speed Internet connections. These limitations, together with the significant investment imbedded in the existing systems and the magnitude of the costs of an extensive upgrade of such systems, have discouraged the incumbent LECs from expanding their service offerings or comprehensively deploying new networks. Instead, the incumbent LECs have concentrated their development efforts primarily on re-entering the long distance business (which can be done with a relatively modest investment).

               The distribution networks and customer connections of cable television operators can typically be characterized as one-way, medium to high bandwidth systems with generally lower reliability and integrity than the incumbent LECs' telephone networks. The initial construction phase of the cable networks was characterized by the rapid building of a subscriber base and the cost-effective coverage of a broad service area, rather than providing a framework for a wide range of high-capacity services with the necessary reliability for delivery of telephone services. Accordingly, most existing cable television systems do not typically have the capacity or architecture to enter into the telephony business, nor do their operators typically have the experience or infrastructure to quickly or effectively enter into the provisioning of switch-based, usage sensitive services.

               The data services industry is a relatively new and growing business segment developed to meet consumer needs arising from the rapid growth of initially simple services such as fax transmission to increasingly complex and capacity consuming uses, such as local area networks and Internet access, video teleconferencing and other high bandwidth applications. Increasingly, demand for telecommunications services relating to data transmission will require higher capacity platforms to deliver highly complex material (including interactive applications) at speeds which will maximize and promote rather than inhibit the utility of such services.

               Widespread Changes in Telecommunications Industry

               Both the telephone and cable television segments of the telecommunications industry as well as overall network capacity requirements are currently undergoing widespread changes brought about by, among other things, (i) decisions of federal and state regulators which have opened the monopoly local telephone and cable television markets to competition; (ii) the ensuing transformation of the previously monopolistic telecommunications market controlled by heavily regulated incumbents into a consumer-driven competitive service industry; and (iii) the need for higher speed, higher capacity networks to meet the increasing consumer demand for expanded telecommunications services including broader video choices and high speed data and Internet services. The convergence of these trends and the inherent limitations of most existing networks have created opportunities for new types of communications companies capable of providing a wide range of voice, video and data services through new and advanced high speed, high capacity telecommunications networks.

               Opening of Telecommunications Markets

               Divestiture of the Bell System. Until the passage of recent federal legislative reform and other state and federal regulatory efforts to expand competition into the local telephone market, the structure of the U.S. telecommunications industry was shaped principally by the 1984 court-supervised divestiture of local telephone services from AT&T (the "Divestiture") and other judicial and regulatory initiatives which were designed primarily to implement structural and technical industry changes through which competition could develop in the long distance market. Under this structure, the Regional Bell Operating Companies ("RBOCs") and certain other LECs were permitted to retain their monopolies in the provision of local exchange services, but were required to connect their local subscribers to the long distance services of AT&T and other IXCs. Under this regime, two distinct industry segments developed; competitive IXCs, which offered subscribers long distance telephone services between judicially defined local access and transport areas ("LATAs"), and monopoly LECs, which offered subscribers local and toll services within judicially defined LATAs, including connection (or "access") to IXCs for interLATA long distance services. As a result, the long-distance business became intensely competitive, with low barriers to entry and many service providers competing in a commodity-type market, while providers of local exchange services continued to face relatively little competition.

               Deregulation of Local Telephone Services. After the structural and technical network changes were put in place following the Divestiture to give IXCs other than AT&T "equal access" to the local exchange facilities of the monopoly incumbent LECs, coupled with robust long distance competition began to provide consumers with diverse services and lower rates, regulatory policy gradually began to examine whether the competitive benefits which were being experienced in the long distance marketplace as a result of Divestiture should be expanded to local exchange services. While a small number of states and the FCC had already adopted rules and regulations which opened certain limited and discrete segments of the local exchange market to competition from CAPs and CLECs offering primarily dedicated high-speed private line and some local switching services to large business users, the passage of the 1996 Act in February 1996 codified the pro-competitive policies on a national level and required both the FCC and the state regulatory commissions to adopt dramatic and sweeping changes in their rules and regulations in furtherance of those policies. The 1996 Act required regulators to remove market entry barriers and to enable companies like RCN to become full service providers of local telephone service by, among other things, mandating that the incumbent LECs provide interconnection and competitively priced network facilities to competitors. In addition, the 1996 Act permits the incumbent LECs to offer long distance interLATA services in competition with IXCs once they have demonstrated that they have implemented changes to permit economically efficient competition in their local markets for both business and residential services. Re-entry into the long distance market has become a central objective to all of the incumbent LECs due to the relatively modest capital investment required and the prospect of attaining substantial operating efficiencies in offering these services, as opposed to the extensive network overhaul and the magnitude of the capital requirements that would be necessary for the incumbent LECs to enter into video or other high-bandwidth services using their own facilities. Although the incumbent LECs have begun to expand the amount of fiber facilities in their networks, the incumbent LEC networks are still largely copper wire-based, which limits their ability to expand into video programming and other high capacity services.

               Deregulation of Cable Television. Unlike the local telephone market, the cable television market is not subject to regulatory or statutory prohibitions on competition. Nevertheless, competition to incumbent franchised cable television operators has developed in only a handful of markets nationwide. To facilitate competition in the cable television industry, the FCC developed a common carrier "video dialtone" (or "VDT") alternative to franchised cable operation which would permit local telephone companies to construct and operate transmission networks for the distribution of video programming in competition with incumbent cable operators. Legal and procedural challenges, however, as well as the significant financial and other resources necessary to construct and operate such facilities, served to delay implementation of this competitive alternative and to discourage many of the incumbent LECs (and others who had been active proponents of VDT) from actually entering into the video market. While its larger incumbent local telephone provider competitors largely scaled back their plans to compete in the video market, RCN did lead efforts to bring competition to the video programming market by initiating fiber-optic based video programming distribution in Boston and New York City under the VDT framework using the existing network transmission services of MFS/WorldCom.

               During the period in which the FCC endeavored to adopt and implement its VDT policies as a vehicle for telephone companies to enter the video market to provide competition in the cable industry, Congress also experienced growing frustration at the lack of competition in the cable industry and, in the absence of any significant competitive pressures to improve the situation, passed legislation in 1992 providing for the regulation of certain cable rates. Subsequently, as part of its general goal of supplanting regulation with competition, the 1996 Act took further steps to provide alternative regulatory structures to encourage entry into the multichannel video programming distribution market. Given the success that the incumbent cable companies had experienced in hindering the FCC's VDT efforts, Congress required that the VDT rules be terminated and instead that the FCC adopt rules to implement a new "Open Video Systems" ("OVS") structure for telephone companies or others to deliver video services through their networks. The OVS structure was specifically designed by the Congress and the FCC to encourage more competition to local cable television providers. Among other efforts to remove barriers which had discouraged competition from developing in the video market, the 1996 Act specifies that OVS providers, and any video programming providers ("VPPs") that lease facilities from such OVS providers, may offer video services without obtaining a local cable television franchise. Certain other obligations similar to those placed on cable television operators, such as a gross receipts fee and the transmission of public, educational and government programming, will also apply to OVS providers.

               Demand for High Speed, High Capacity Telecommunications
Services.   The Company believes that, as a result of increased competition and the development of new telecommunications products and services, the telecommunications market has become increasingly consumer-driven, and pricing, service quality and customer service are becoming more important than loyalty to the incumbent providers. However, due to the inherent bandwidth limitations of the existing copper wire networks, the incumbent LECs would be required to undertake significant capital expenditures in order to offer high speed, high capacity services and, to date, have instead focused primarily on re-entering the long distance business which can be provisioned over their existing facilities with modest investment. Similarly, constraints of traditional coaxial cable television systems and lack of necessary infrastructure have limited cable operators from offering switch-based, usage sensitive services such as telephone and certain data services. As a result, newly constructed facilities such as RCN's advanced fiber optic networks provide a superior platform for providing cost effective, high speed, high capacity telecommunications and enhanced telecommunications services.

               The RCN Opportunity. The incumbent local telephone and cable television providers have to date generally been slow to expand their services beyond their traditional lines of business due primarily to the fundamental limitations of their existing networks. In particular, the LECs have generally not offered video programming services, nor have the incumbent cable operators generally entered the telephone services market. RCN believes that it will be able to offer a single-source package of bundled voice, video and data services which are not yet generally available from any incumbent telephone, cable or other providers. In addition, most of the other new competitive entrants, including most CLECs, have focused almost exclusively on providing telephone service to medium to large commercial customers and have tailored the coverage area of their networks and the configuration of their business operations to provision services accordingly. As a result, CLECs have generally not yet begun to offer their telephone services to the residential marketplace, or expanded their offerings to include video programming services. Similarly, while a number of companies have begun to market wireless alternatives to cable television service, those companies have not generally begun to offer telephone services to their customers. Accordingly, RCN believes that it is well-positioned to take advantage of the new regulatory and market environment. By combining the enhanced telephone and data services offered by CLECs with high quality video programming, RCN acts as a single source provider of a wide range of voice, video and data services to the residential market as well as to select institutional and commercial customers with ready access to its facilities. RCN's integrated service offerings are available either individually or in bundled packages, providing the consumer with added choice and convenience. RCN's bundled services are provided using state-of-the-art technology and are generally provided at competitive prices and with superior customer service as compared to RCN's existing competitors. As such, RCN believes that it is poised to become an effective competitor in each of its markets.

Strategy

               To address the opportunity to effectively deploy advanced fiber networks, RCN has adopted the following strategies:

               Development of Advanced Fiber Optic Networks. RCN seeks to take advantage of the recent deregulation in the telecommunications industry and the growing demand for telecommunications services primarily by developing advanced fiber optic telecommunications networks specifically designed to provide a single source for high speed, high capacity voice, video and data services. RCN seeks to be the first operator of an advanced fiber optic network providing the full range of these services in each of its target markets. RCN believes that its newly built advanced fiber optic networks in New York City and Boston will provide RCN with certain competitive advantages over incumbent service providers using older equipment with inherent bandwidth limitations and, in some cases, inferior signal quality and network reliability. In addition, because RCN's advanced fiber optic networks will be capable of delivering multiple services, RCN will have more potential subscriber connections in its target markets than service providers using their existing traditional copper wire or coaxial cable facilities to deliver a single or limited services. RCN strives to connect its customers directly to its advanced fiber optic network and, through such networks, to provide services at rates that are competitive with those of the incumbent LECs and cable operators and the major IXCs. RCN expects to compete in these markets primarily on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price.

               Focus on Residential Customers in High Density Markets. The Company's primary focus is on residential customers in high density areas. The CLEC industry has primarily focused its networks on serving large commercial customers, and the competitive alternatives that have emerged for residential consumers have been for single or limited services. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas as well as commercial accounts, and in striving to connect residential customers directly to its advanced fiber optic network. RCN's services are provided at competitive rates and in bundled service packages not typically available from the incumbent service providers. The Company also serves certain commercial accounts on or near its networks.

               Utilize Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. RCN seeks to speed and reduce the cost of its entry into target markets through use of existing facilities and strategic alliances. In New York City and Boston, RCN established an initial distribution platform for its advanced fiber-based services through facilities leased from MFS/WorldCom and RCN expects to significantly expand its network in Boston through the facilities of BECO, its joint venture partner in Boston. RCN has leased certain facilities owned by the incumbent LECs (unbundled local loops and T-1 facilities) to provide voice services. RCN has also utilized certain components of the infrastructure of its established fiber/coaxial cable televison operations. By utilizing existing facilities, RCN has been able to enter the market quickly and efficiently and to reduce its up-front capital investment.

               Implement Subscriber-Driven Investment Strategy. RCN has implemented a subscriber-driven investment strategy. As part of its development plan for advanced fiber optic networks, RCN offers resale telephone (and, in New York City, wireless video) on an interim basis to customers located near its advanced fiber optic network. This allows RCN to establish a customer base in advance of and concurrent with network expansion. Depending on factors such as subscriber density, proximity to the advanced fiber optic network and development costs, RCN will decide whether to extend the advanced fiber optic network by leasing facilities (including incumbent LEC unbundled loops and high capacity connections), by installing fiber or by provisioning services on an interim basis through resale agreements. RCN expects to continue its subscriber-driven investment strategy and to continue to pre-market RCN services by offering resale telephone services in areas targeted for expansion of advanced fiber optic network facilities. RCN will consider rollout of its advanced fiber-based service to additional metropolitan or high-density suburban areas if such rollout can be achieved on a sufficiently economic basis.

RCN Services

               RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

               RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and
Pennsylvania, and resale local and long distance telephony services.

               Connections. The following table summarizes the development of RCN's subscriber base:

                                                                          As of
                                                     -------------------------------------------------
                                                      9/30/96       12/31/96      3/31/97      5/31/97
                                                     ---------     ---------     ---------    --------
Connections(1)
 Advanced Fiber Optic Networks
   Voice........................................           --             --           --          337
      Video.....................................           --             --           --          821
      Internet..................................           --             --           --           75
                                                      -------        -------      -------      -------
       Subtotal.................................           --             --           --        1,233
      Other(2)..................................        4,993          5,106        7,909        8,237
 Resold Voice...................................        1,750          1,875        2,315        3,441
 Wireless Video ................................       31,078         35,056       35,707       37,194
                                                      -------        -------      -------      -------
      Total RCN Telecom                                37,821         42,037       45,931       50,015
                                                      -------        -------      -------      -------
 Hybrid Fiber/Coaxial Cable Operations..........      177,844        179,932      180,169      182,033
                                                      -------        -------      -------      -------
 Total connections                                    215,665        221,969      226,100      232,138
                                                      =======        =======      =======      =======

------------
(1) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections", purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.

(2) RCN classifies connections provided over advanced fiber optic networks within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,479 connections at May 31, 1997).

               Set forth below is a brief description of RCN's services:

               Voice. RCN offers full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. As of May 31, 1997, RCN had approximately 300 telephone service connections on its advanced fiber networks and approximately 3,400 customers for resold telephone service.

               Through its RCN Commercial division ("RCN Commercial"), RCN provides long distance telephone services, including outbound, inbound, calling card, and operator services. These services are offered to
residential and business customers.   At May 31, 1997 RCN Commercial had
approximately 15,200 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

               Video Services. RCN offers a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema[SM] , available on the Company's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

               As of May 31, 1997, RCN had approximately 800 subscribers for its video programming services provided over advanced fiber optic networks in New York City and Boston. As of such date, RCN also had approximately 37,200 connections attributable to the wireless video system and approximately 182,000 connections attributable to the hybrid fiber/coaxial cable systems.

               RCN also acts as a provider of DirecTV direct broadcast satellite service to multiple dwelling units ("MDUs") in New York City. Direct TV allows RCN to deliver an additional 175 channels of programming including exclusive sports programming.

               Internet Access and Data Transmission. RCN's StarPass[SM] Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well.

               Migration of Customers to Advanced Fiber Networks

               RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue from originating and terminating access fees and larger margins and to control the related services and service quality.

Strategic Relationships

               RCN has developed a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.

               Relationship with MFS/WorldCom

               RCN commenced development of its communications network by entering into lease arrangements with MFS/WorldCom, allowing RCN initial access to fiber optic networks owned by MFS/WorldCom in Boston and New York. Through a construction cooperation agreement with MFS/WorldCom, RCN has also been able to reduce the cost and time of installation of fiber in New York City and Boston. Under certain other Agreements, MFS/WorldCom has also agreed to support RCN's efforts to implement OVS Service and to provide RCN with local switched voice and data services for RCN's voice service business. The following describes the terms of the main agreements between MFS/WorldCom and
RCN:

               Fiber Agreements. RCN has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use or will own or have the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets (the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN agreed to reimburse MFS/WorldCom for the costs MFS/WorldCom incurred to install, construct and acquire the Fiber Optic Facilities constructed prior to March 31, 1997. RCN has further agreed to pay all of the costs MFS/WorldCom incurs to (i) install, construct and acquire the Fiber Optic Facilities constructed between March 31, 1997 and May 8, 1998 and the Extensions, and (ii) maintain, and support RCN's use of, the Fiber Optic Facilities and the Extensions. Unless earlier terminated upon the occurrence of certain events set forth therein, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, provided that (i) at such time the parties may agree to extend the Fiber Agreements for up to 10 years or enter into other alternative arrangements, and (ii) under certain circumstances, MFS/WorldCom is required to transfer the Extensions to RCN.

               Video Agreement. In connection with the Fiber Agreements, affiliates of RCN and MFS/WorldCom have entered into the Video Agreement dated May 8, 1997 (the "Video Agreement"). Pursuant to the Video Agreement, MFS/WorldCom has agreed to use its reasonable good faith efforts to continue to operate its video transport service until (a) RCN implements OVS services in the Service Areas, (b) an order is issued by a regulatory authority prohibiting the Video Agreement or terminating the OVS Certificates, (c) the termination of the applicable Fiber Agreement in the applicable Service Area, or (d) December 31, 1997. In consideration, RCN has agreed to reimburse MFS/WorldCom for any obligations imposed upon MFS/WorldCom in connection with its provision of Video Transport Service to RCN and, in the event RCN does not implement OVS Service prior to December 31, 1997, RCN will pay MFS/WorldCom 15% of RCN's gross video receipts in the Service Areas earned since October 1995. RCN has already implemented OVS Service in Boston, and management anticipates that RCN will implement OVS Service in New York City on or before September 30, 1997, and that in any event, amounts payable to MFS/WorldCom under the Video Agreement are not expected to exceed $700,000 as of December 31, 1997. The Video Agreement allows RCN to continue to operate its business during the transition from the MFS/WorldCom video transport service platform to the RCN OVS platform.

               Telephone Service to Reseller Agreements. RCN and MFS/WorldCom, through their affiliates, have also entered into Telephone Service to Reseller Agreements (the "Telephone Service Agreements") pursuant to which MFS/WorldCom has agreed to provide to RCN local switched voice and data services. In exchange for MFS/WorldCom's services under the Telephone Service Agreements, RCN will pay to MFS/WorldCom on a monthly basis MFS/WorldCom's wholesale price for Telephone Service as determined from time to time by MFS/WorldCom.

               BECO Joint Venture

               In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN owns 51% of the equity interest in RCN-BECOCOM and BECO owns the remaining 49% interest.

               The closing of the transactions contemplated by the Boston
Joint Venture Agreement occurred on June 18, 1997. At the closing, (i) RCN transferred to RCN-BECOCOM its business of providing Boston Services; (ii) BECO transferred to RCN-BECOCOM access to and use of certain existing BECO facilities; (iii) RCN and BECO made initial cash capital contributions to RCN-BECOCOM; and (iv) the parties and/or their affiliates executed and delivered (a) the Amended and Restated Operating Agreement of RCN-BECOCOM (the "Operating Agreement"); (b) the Construction and Indefeasible Right of Use Agreement (the "IRU Agreement"); (c) the Management Agreement (the "Management Agreement"); (d) the Exchange Agreement (the "Exchange Agreement"); and (e) the Joint Investment and Noncompetition Agreement (the "Joint Investment Agreement").

               Pursuant to the Operating Agreement, RCN and BECO are required to make any additional capital contributions required by RCN-BECOCOM's annual budget on a 51%/49% basis. In addition, all fundamental business actions, such as mergers, material acquisitions, sales of substantially all of the assets, issuances of equity, liquidation or bankruptcy, material capital expenditures, material affiliate transactions, material debt incurrence, capital distributions and similar transactions require the approval of RCN and BECO. Neither RCN nor BECO may transfer its interest in RCN-BECOCOM for three years without the other's written consent. After three years, each party has a right of first offer and "tag-along" rights with respect to certain transfers by the other under certain conditions. Upon a change in control of either RCN or BECO, the other party has the right to purchase all of the equity interest in RCN-BECOCOM for fair market value, as determined by an appraisal proceeding.

               RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period.

               Pursuant to the Joint Venture IRU Agreement, BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement generally expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060.

               Under the Joint Investment Agreement, BECO will have the right to acquire up to a 20% equity interest in any joint venture between RCN and an electric utility company formed to provide any services similar to the Boston Services in New England outside the Boston Market. BECO's joint investment right shall terminate (i) upon BECO's stake in RCN-BECOCOM dropping below a 1/3 interest and (ii) on the later to occur of (a) June 17, 2002 or (b) two years after RCN's stake in RCN-BECOCOM falls below a 1/3 interest. The agreement also provides that neither RCN, BECO nor their affiliates will be permitted to be involved in any other enterprise providing services similar to the Boston Services in the Boston Market. This covenant not to compete will survive for a period of two years after either party is no longer a member of RCN-BECOCOM.

               Pursuant to the Exchange Agreement, BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions, including exercise periods, appraisal procedures and restrictions specifically set forth in the Exchange Agreement. The number of shares of RCN Common Stock to be issued to BECO will be determined by dividing (i) the appraised value of BECO's interest in RCN-BECOCOM by (ii) the average closing trading price of Company Common Stock over a period prior to the conversion. If BECO exercises its conversion rights during the election period immediately following the Distribution, then for purposes of that conversion, BECO may, in lieu of an appraisal proceeding, exchange the amount of its cash contributions in 1997 for Company Common Stock at a 5% discount from the prevailing market price. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights from time to time. BECO's right to convert its joint venture interest into Company Common Stock is subject to certain limitations designed to ensure that the conversion does not jeopardize the tax free nature of the Distribution. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

               RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.

The Delivery Platforms

                Overview of Advanced Fiber Networks

               RCN's advanced fiber optic networks in Boston and New York City are designed to support voice, video and data services via a switched, fiber-rich network architecture. These full service advanced fiber optic networks consist of owned or leased fiber optic cables, local and long distance digital switches, video headends, video and voice transmission and distribution equipment and associated wiring and network termination equipment. The Company's local telephone switching network (consisting of Lucent 5ESS-2000 switches) is installed and fully operational in Boston and is expected to be fully operational in New York City by year-end (in the interim, RCN is utilizing switches owned by MFS/WorldCom on its New York City network). The networks' leased fiber optic cables make up the fiber backbone, which acts as the common signal transport medium for both digital signals (voice and data) and analog signals (video). In both New York City and Boston, the digital backbone transmission network utilizes synchronous optical network ("SONET") self-healing rings that provide high speed, redundant connections for the delivery of RCN's voice and data services. Facility connections from the backbone network to individual buildings or service areas are provided by either leased facilities provided by MFS/WorldCom, BECO or the incumbent LEC, or through RCN-owned fiber. RCN's fiber backbone includes over 5,267 fiber miles in New York City and over 3,352 fiber miles in Boston. RCN owns two switches (one in Boston and one presently being activated in New York) and two General Instrument video headends that are installed and in service in both Boston and New York City. As of May 31, 1997, RCN has connected 354 buildings (306 in NYC and 48 in Boston) to its facilities.

               Fiber optic systems are suitable for transmission of digitized voice, data, video or a combination of these types of information. The main benefits of deploying fiber in place of traditional coaxial cable or copper wire result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the service offerings. The inherent bandwidth limitations of twisted pair copper wire historically used in telephone networks present a substantial obstacle to the use of existing telephone networks to provide video programming services. Although coaxial cable provides substantially greater bandwidth than twisted pair copper wire, fiber optic cable provides substantially greater bandwidth than coaxial cable. Consequently, newly constructed fiber networks such as RCN's provide a superior platform for delivering high speed, high capacity voice, video and data services as compared to systems based on copper wire or coaxial cable networks.

               The fiber cable utilized by RCN's networks has the increased capacity and bandwidth necessary for complex data and video transmission. The fiber optic cable typically contains between 12 and 288 fiber strands, each of which is capable of providing many telecommunications channels or "circuits". Depending on transmission electronics, a single pair of glass fibers on RCN's networks currently can transmit tens of thousands of simultaneous voice conversations, whereas even with multiplexing equipment a typical pair of copper wires can carry a maximum of 24 simultaneous conversations. Although the LECs commonly use copper wire in their networks, they are currently deploying fiber optic cable to upgrade portions of their copper based network, particularly in areas served by RCN. RCN expects that continuing development in communications equipment will increase the capacity of each optical fiber, thereby providing even more capacity at relatively low incremental cost.

               As the Company's network is further developed, it will be dependent on certain strategic alliances and other arrangements in order to provide the full range of its telecommunication service offerings. These relationships include RCN's arrangements with MFS/WorldCom to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston and RCN's arrangements to lease NYNEX and Bell Atlantic unbundled local loop and T-1 facilities. See "--Strategic Relationships" and "--Voice Services--Advanced Fiber Optic Networks". Any disruption of these arrangements and relationships could have a material adverse effect on the Company.

               Voice Services

               Advanced Fiber Optic Networks. The voice network supports both switched and non-switched (private line) services. Individual buildings are connected to the network backbone via fiber extensions that are generally terminated on SONET equipment, which provide redundant and fail-safe interconnection between the building and the RCN central office or switch location. In situations where fiber extensions are not yet available, interim facility connections can be provided by leasing special access facilities through a leasing arrangement with MFS/WorldCom or the incumbent LEC. This latter method enables RCN to provide voice and data services to off-net subscribers who are not physically connected to RCN's advanced fiber optic network. As RCN's network expands to reach more areas within a target market, subscribers served by these temporary connections will be migrated to RCN's advanced fiber optic network. Within a building (or small grouping of buildings) a voice service hub is established by installing an Integrated Digital Loop Carrier ("IDLC") device, which acts as the point of interface between the SONET backbone facility and the intra-building wiring. Each
IDLC is installed with a standby power system and is capable of serving up to 672 lines. The IDLC is capable of supporting a wide range of both non-switched services (DS-1, digital data) and switched voice services and features including ISDN, Custom Calling and CLASS features. Within each building, internal wiring (twisted pair copper cable) connects the IDLC to the customer premises and the customer-owned telephone equipment. In certain instances, voice service is extended to other buildings in the building group or cluster via either fiber optic cable or twisted pair copper cable. At the time of initial wiring, RCN generally installs wiring in excess of its initial requirements, in order to meet future subscriber demand.

               Video Programming

               Advanced Fiber Optic Networks. There are presently two video headend locations within RCN's advanced fiber optic networks in New York City and Boston. The video headends consist of optical transmitters, optical receivers, satellite receivers, signal processors, modulators, encoding equipment and network status monitoring and automated tape distribution equipment. From the headend, the video signal is distributed to individual fiber nodes or receivers via the same fiber cable backbone used to deliver the voice and data service. The fiber cable terminates in a fiber optic receiver within an individual building or service area. From the fiber node, coaxial cable and related distribution equipment is used to distribute the video signals to the customer premises. The bandwidth of the video distribution is 750 MHz, which is capable of supporting 110 video channels. This distribution plant is specifically designed to be predominantly fiber-based, which increases the reliability and improves the quality of the services delivered compared to traditional cable television distribution architectures.

               Wireless Video. RCN also owns and operates a "wireless video" television system (which was formerly operated as Liberty Cable Television of New York, the assets of which were acquired by RCN in 1996) using point-to-point 18GHz microwave technology. RCN is utilizing this system in New York City as an alternate platform for delivering television programming to buildings that are not yet connected to the advanced fiber optic network. RCN expects that the majority of the buildings currently served by the wireless service will ultimately be connected to the network, to the extent that connection is feasible. As buildings are connected to the RCN network, RCN will reuse the microwave equipment to provide service to other customers in off-network premises. The transmission equipment and microwave services used to provide RCN's wireless service are provided by Bartholdi Cable, which formerly operated Liberty Cable Television of New York. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the subscribers to its advanced fiber optic network or has obtained FCC authority to provide such services pursuant to its own licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having authority to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by the FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN. There can be no assurance that RCN will be able to obtain its own FCC license.

               Hybrid Fiber/Coaxial Cable Systems. RCN's owns and operates hybrid fiber/coaxial cable television networks in Pennsylvania, New Jersey and New York State (outside of New York City), all within 75 miles of New York City. These networks offer expanded bandwidth and a platform for two-way services, and have an aggregate of 513 route miles of fiber optic cable. The New York system includes 211 route miles of fiber optic cable serving 89 nodes from one head-end. Approximately 70% of the New York system is two-way active 750 MHz plant with 82 active channels of programming. The New Jersey system has deployed 144 route miles of fiber optic cable (over 30 miles of which is two-way active) from two head-ends, and generally operates a 400/450 MHz plant providing 61 channels of video programming. The Pennsylvania system operates 2,577 miles of coaxial cable and over 158 route miles of fiber with 41 nodes from one headend, operating at 550 MHz with 78 active channels. All of the Company's hybrid fiber/coaxial cable systems are 100% one-way addressable.
RCN also owns a separate high capacity fiber optic ring (84 fibers) in Pennsylvania (covering approximately 25 route miles) designed and constructed as a competitive access network.

               These fiber-rich networks provide a basic fiber optic platform capable of enhancement for supporting two-way services, such as high-speed Internet services, in the future. RCN is presently expanding the fiber capacity of certain of these fiber/coaxial cable television networks so that they will be capable of delivering switched two-way services in the future.

               Data Services

               Internet access and data transmission services are currently provided over the advanced fiber optic network via dial-up modems facilitated through the RCN voice network in on-net subscriber applications. In off-net situations, subscribers use conventional dial-up modems through the incumbent LEC network to access RCN's Internet transmission network. RCN is beginning to offer Internet and data transmission services via cable modems. Cable modems, which utilize the broadband coaxial plant, offer higher speed access for data transmission than the speeds achieved by conventional telephone dial-up techniques.

Hybrid Fiber/Coaxial Cable Systems

               RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the Distribution. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:

                                                                                                                    As of
                                                                   As of December 31,                             March 31,
                                             ---------------------------------------------------------------      ---------
                                              1992        1993        1994            1995            1996           1997
                                             -------     -------     -------     -------             -------       --------
Homes Passed............................     115,394     118,216     119,761     282,836             283,940       287,877
Basic Subscribers.......................      83,068      87,660      92,140     176,131             179,932       180,169
Basic Penetration.......................       72.0%       74.2%       76.9%       62.3% (1)           63.4%         62.6%
Average Monthly Revenue per Subscriber
 For Last Month of the Period...........      $41.48      $40.98      $37.67      $36.73 (1)          $39.99        $41.69

------------
(1) Decline in basic penetration levels and average monthly revenue per subscriber in 1995 reflects the acquisition of the Pennsylvania cable systems, which are in a market in which a competing franchisee also offers service.

                The service area for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve high growth affluent bedroom communities in suburban New York City, with 28,420 and 74,299 connections at May 31, 1997, respectively. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of the Company's New Jersey system.

Interconnection

               Because access to the public switched telephone network is an essential component of any regional or national telecommunications network, interconnection is critical to RCN's ability to provide voice and data services. NYNEX, Bell Atlantic and the other incumbent LECs and independent telephone companies are required to provide interconnection to CLECs such as RCN pursuant to the facilities-based interconnection requirements of Section 251 of the 1996 Act. Under the 1996 Act, the RBOC's ability to offer inter-LATA long distance service is contingent upon their ability to create an environment allowing economically-efficient competition in their local markets for both business and residential services.

               Although implementation of the Section 251 interconnection requirements is presently stayed by court order, RCN has achieved interconnection through comprehensive telephone service co-carrier interconnection agreements with NYNEX, Bell Atlantic and Sprint-New Jersey covering their service areas in ten states and the District of Columbia in the Northeast and New England-Middle Atlantic corridor areas. These agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's Section 251 regulations. RCN's interconnection agreements with NYNEX cover its service areas in the states of Massachusetts, New York, Vermont, New Hampshire, Maine and Rhode Island, and its agreement with Bell Atlantic covers its service areas in the states of Delaware, Maryland, New Jersey, Pennsylvania and Virginia and the District of Columbia. The agreement with Sprint-New Jersey covers its service area in the State of New Jersey.
All of these agreements, with the exception of the Sprint-New Jersey agreement (which is currently under consideration by the New Jersey Board of Public Utilities) have been approved by the state regulatory commissions pursuant to
Section 252 of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "Communications Act"). RCN believes it has more interconnection agreements with incumbent LECs than any other company focused primarily on the residential telecommunications market.

               The terms of RCN's interconnection agreements with the incumbent LECs include the following provisions: (i) interconnection at any technically feasible point within their networks, equal in quality to what the incumbent LEC provides to itself or to affiliates, (ii) exchange of all local traffic at a fully reciprocal and identical rate; (iii) receipt by RCN of access charges for long distance calls made to and from its customers, including full "pass through" to RCN of such compensation on number portability; (iv) interim number portability arrangements to allow customers to keep their telephone numbers when they switch carriers; (v) unbundled network elements, including local loop transmission from the incumbent LEC's central offices to the customer's premises distinct from local switching or other services; (vi) nondiscriminatory access to 911 and emergency 911 services; directory assistance services to allow RCN's customers to obtain telephone numbers; operator call completion services and white pages directory listings for RCN's customers; and (vii) access to the poles, ducts, conduits and rights-of-way owned or controlled by the incumbent LEC at nondiscriminatory rates.

Resale Arrangements

                Resale of NYNEX/Bell Atlantic Local Telephone Services

               RCN provides local telephone service on a resale basis to customers not connected to the advanced fiber optic facilities. As of May 31, 1997, RCN had 3,441 customers for local telephone services provided through agreements to act as a reseller of NYNEX and Bell Atlantic local telephone
services.   RCN offers its resale customers competitive telephone rates and
RCN's superior customer service. Resale customers are billed by RCN and RCN personnel provision customer service requests by coordinating with the incumbent LECs on the customers' behalf.

               RCN has entered into agreements to act as a reseller of NYNEX and Bell Atlantic local telephone services, which enable RCN to grow its subscriber base by offering telephone services in advance of connecting the customers to an advanced fiber optic network. RCN's agreements with Bell Atlantic and NYNEX allow RCN to purchase at a "wholesale" discount (the amount of which is determined by regulatory commissions in each state) any telephone services that those companies offer to their end users, such as local exchange services, vertical features including Caller ID, Call Waiting, etc., and regional toll calls. The agreements provide that RCN will be entitled to the most favorable terms and conditions, including wholesale discounts, available to any telecommunications carrier reselling similar services.

               Long Distance Resale

               RCN Commercial provides long distance telephone services, including private line, operator and calling card services, to residential and business customers throughout the United States. Such services are provided through an owned and leased switching network utilizing leased interconnection facilities and long distance resale. RCN provides on network origination and termination of long distance telephone services throughout the Mid-Atlantic and New England states. For call origination and completion throughout the rest of the country, RCN has various resale agreements. Specifically, RCN has contracted with LCI for 800/888 origination, Frontier for off network origination of outbound calling and various carriers for terminating calls.

               MFS/WorldCom Resale

               RCN has entered into an agreement with MFS/WorldCom relating to resale of MFS/WorldCom services. See "--Strategic Relationships."

               Direct TV

               In October 1996, RCN signed an agreement with DirecTV to deliver DirecTV's high-power direct broadcast satellite service to MDUs in New York City. DirecTV allows RCN to offer an additional 175 channels of programming including exclusive sports programming.

Marketing

                RCN Telecom Services

               RCN focuses its marketing efforts on residential customers in high-density areas, with an initial focus on residential customers located on or near RCN's advanced fiber optic networks in Boston and New York City. Through its advanced fiber optic networks, RCN is able to offer a wide range of telecommunication services, including bundled service options, and to offer its services at rates that are competitive with the incumbent LECs and cable television operators and the major IXCs. RCN believes that quality of service, superior technology and the ability to offer bundled services, as well as price, will be more important to its customers than brand-name recognition. Although RCN's initial marketing focus has been on residential customers, it also will seek to provide communications services to commercial customers located on its advanced fiber optic networks wherever feasible, particularly with respect to small and medium size businesses in Boston and in other areas outside of New York City. RCN will also market its advanced fiber-based services to institutional accounts, such as hotels, universities and hospitals.

               RCN has a team of direct sales personnel calling on targeted customers. This team has salespeople dedicated to selling commercial accounts and salespeople dedicated to selling to residential households. This is done with a combination of lead follow-up and cold calling. Prospective commercial customers are typically offered local and long distance voice services, with options for video and data service as well. Prospective residential customers are solicited as the fiber network is activated at the customer location and the complete array of RCN services is offered, with the choice of a discounted bundled package or individual service selections.

               RCN markets its telephone services both as separate customer options for local voice, long distance, video, and data access, and as a bundled discounted package from a single service provider. RCN advertises its services and availability through television, radio and newspapers, as well as on bus shelters, subway stations, billboards, and other local outlets, and recently launched a mass-media advertising campaign in New York City and Boston. Customer response is generally channeled to 1-800-RING-RCN or www.rcn.com. Advertising is supported via targeted direct mail and telemarketing. Customers are offered special incentives to purchase more than one service from RCN. For example, as a six-month introductory offer, New York City customers purchasing both video and local voice service are currently eligible for a basic cable rate reduction (from $24.95 to $19.97) and a free basic voice line (a $6.60 value).

               RCN has specific teams dedicated to offering service to customers in MDUs in high-density metropolitan areas. First, an access agreement team makes presentations to owners/managers of MDUs seeking to obtain private access agreements. This team also assists with presentations to municipal officials in connection with applications for OVS license agreements and franchise agreements. As of May 31, 1997, RCN has obtained 468 access agreements covering over 93,721 units in MDUs in New York City and Boston and surrounding communities (markets of 2.9 million households and 770,000 households, respectively). Access agreements permit the installation of electronics and wiring to service the buildings and typically provide a term of access of 5-10 years. Of RCN's current access agreements, 12 % expire within the next three years, 16 % expire in 3-5 years and 72% expire thereafter. The access agreements generally provide for non-exclusive access, but for exclusive marketing assistance, whereby the building management promotes and assists in the promotion of RCN's services on an exclusive basis. As an incentive, RCN may negotiate a success-based marketing payment to the building owner. This payment takes the form of either a percentage of revenue, or a reduced rate for services. RCN has also employed bulk service agreements pursuant to which RCN provides services (generally video services) at a flat subscription rate covering all units in the residential building (typically, a condominium or cooperative apartment building) or institution. RCN believes that bulk sales contracts are a useful vehicle for early entry into a market, but expects the majority of its agreements to facilitate the purchase of services on an individual basis.

               Second, a sales team, led by a group of customer account managers, seeks to solidify the relationships with the building owners/management, by coordinating the installation process, organizing the initial marketing and promotion at each building, and selling RCN services to each building resident. Usually, after an announcement and informational package is distributed to each building resident, a lobby demonstration and enrollment event takes place over several evenings. Residents are offered free installation and convenient appointments. After the initial sales and installation process is completed, the customer account manager works with the building owner/manager to maximize ongoing penetration, especially through the signup of new move-in residents.

               RCN has opened two high-tech visitor centers in prominent locations in Boston and New York City, where potential customers can sample RCN's services. A network operations center including a graphic representation of the RCN network is on view at each location.

               Hybrid Fiber/Coaxial Cable television

               Sales and marketing to customers served by the Company's hybrid fiber/coaxial cable systems is accomplished through a variety of means including door-to-door sales, direct mail, telemarketing, incentive programs and print and broadcast advertising. In addition to marketing efforts targeting new subscribers, the Company conducts periodic campaigns to encourage existing customers to purchase higher levels of service.

Customer Service and Billing

               RCN has implemented a flexible, customer-service oriented approach which RCN believes differentiates it from the mass-market strategy of the incumbent providers. RCN provides customer service 24 hours a day, seven days a week from an established central call center located in Dallas, Pennsylvania, which services customers on the advanced fiber optic network as well as on the hybrid fiber/coaxial cable systems. The facility utilizes state of the art technology which allows communication with subscribers, field technicians and the Company's field offices. In 1996, approximately 90.5% of calls placed to the facility were answered in 30 seconds or less. Additionally, the facility initiates 180 technician service routes per day. The technical staff consistently maintains an on-time appointment percentage of 99.8%. In order to maximize efficiency, all service trucks are equipped with two-way radios and supervisors' trucks are equipped with cellular phones. RCN's customer service professionals, installers and technicians have been professionally trained, and many of the service technicians are trained to handle both voice and video service. RCN believes that its infrastructure for billing and customer service will provide a competitive advantage in expanding into new markets.

               RCN's advanced fiber optic network is continuously monitored for quality control and capacity issues, pursuant to a control system featuring 16 alarm monitor points per hub site and automated housekeeping alarms. Approximately 90% of RCN's advanced fiber-based video services are delivered using addressable set-top equipment permitting monitoring and customer service to be handled from the remote operations center.

               Billing services for video are provided by CableData while RCN telephony billing services are provided by Consolidated Communications Systems and Services. At the present time, RCN customers receive separate billing statements for video and telephone service although RCN intends to offer a single billing option in the future.

               Account piracy is monitored by ongoing field audits and, in RCN's advanced fiber optic networks, through use of state of the art
scrambling systems.   Potential new customers are generally screened for
credit history before being authorized for service. RCN employs a full-time credit and collection staff as well as a group that seeks to minimize toll fraud by detecting and monitoring suspicious calling patterns.

Programming and Suppliers

               RCN has secured license arrangements with all of its desired programming suppliers, some of which provide volume discount pricing structures and/or offer marketing support to the Company. Many of these arrangements are extensions of long-standing agreements entered into by or on behalf of the Company's hybrid fiber/coaxial cable systems, and some are newly negotiated based upon RCN's OVS certifications. RCN has generally obtained these license arrangements on terms and conditions that it considers favorable.

               RCN programming arrangements include arrangements for basic video channels, premium channels including multi-plexing, pay-per-view movies and events, adult entertainment, electronic program guide services and digital music services, as well as retransmission arrangements for relevant network broadcasters.

               The Company generally pays a monthly fee per subscriber per channel for programming purchased from its suppliers. Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that future contract renewals for video providers such as the Company will result in programming costs exceeding current levels, particularly for sports programming.

               A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the development and enhancement of the Company's networks. RCN has entered into Master Purchase Agreements with certain equipment suppliers which enable it to purchase video and switching equipment on terms which it considers favorable. The Company anticipates that the costs for these supplies, equipment and materials will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

RCN Commercial

               RCN Commercial, a division of RCN's wholly owned subsidiary RCN Long Distance Company, provides switched-based resale long distance services to customers on the advanced fiber optic network as well as other customers. RCN Commercial operates the long distance business formerly operated by C-TEC, except within the Commonwealth Service Territory. During 1996, RCN obtained certification in forty-seven states. RCN Commercial also provides local telephone service to commercial customers. As of June 30, 1997, RCN Commercial had approximately 15,200 long distance customers.

International

               The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At March 31, 1997 these systems passed approximately 615,000 homes and served approximately 177,000 subscribers. Megacable had revenues of $23.2 million for the year ended December 31, 1996 and $6.8 million for the three months ended March 31, 1997. Recent financial results for Megacable expressed on a US GAAP basis and subscriber data are summarized below:

                                                       As of or for the Year Ended              As of or for the Three Months
                                                              December 31,                             Ended March 31,
                                                       ---------------------------              -----------------------------
                                                         1995                1996                 1996                  1997
                                                       --------            -------              --------              -------
Revenue                                                 20,841              23,225                 5,110                6,764
EBITDA                                                   8,154              10,183                 2,136                2,991
EBITDA Margin                                               39%                 44%                   42%                  44%
Net Income                                               5,802              10,226                 2,034                2,144
RCN Equity in Earnings of Megacable (1)                 (3,061)             (2,190)                 (757)                (712)
Accumulated Cash                                        25,886              29,617                26,833               30,724
Total Assets                                            63,150              67,672                64,943               70,575
Total Liabilities                                        9,372               6,455                 9,500                7,185
Net Worth                                               52,664              61,251                55,443               63,390
Subscribers                                            177,317             178,664               168,227              177,011

------------
(1) Represents RCN's portion of the Megacable net income and the amortization of imputed goodwill.

               Megacable is presently expanding the fiber capacity of certain of its systems to provide high-speed data services and potentially voice services. Specifically, Megacable has built out its systems in Veracruz, Jalapa, Tepic and certain neighborhoods in Guadalajara using hybrid fiber/coaxial network architecture, to provide a fiber optic cable "backbone" capable of providing these services.

               Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has applied for a license from the Mexican government to allow it to build a fiber optic network in Mexico City. MCM intends to use this network to provide local voice and high speed data services, principally to commercial customers in that city.

Competition

                Overview

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic NYNEX Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), may also become a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the incumbent LECs with whom they compete.

               With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to the Company's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The Company expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as multi-channel multipoint distribution service ("MMDS") which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the video industry or on the operations of the Company.

               RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

               Incumbent LECs

               In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including NYNEX in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market and, in addition, have long-standing relationships with their customers.

               In addition, under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as NYNEX, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI and Sprint). The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. The Company expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

               The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Incumbent Cable Television Service Providers

               Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks in New York City and Boston make it better equipped to provide high-capacity communications services than coaxial cable
based networks utilizing "tree and branch" architecture.   RCN's Pennsylvania
hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

               Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

               CLECs and Other Competitors

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for corporate customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision.
However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.

               Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of local multipoint distribution service ("LMDS"), recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telecommunications services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to the FCC (and in some cases the states) broad regulatory and administrative authority to implement the 1996 Act.

               Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and cable television businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties have appealed certain aspects of these regulations. The appeals have been consolidated and are being reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has stayed certain of the FCC's pricing and nondiscrimination regulations. RCN has entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's regulations. Portions of the FCC's order providing for number portability remain in effect within the 100 largest Metropolitan Statistical Areas ("MSAs"), and are slated for implementation beginning in March 1998.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as NYNEX and Bell Atlantic, and CLECS such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act.

               Regulation of Voice Services

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e. those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications; (i.e. those that originate and terminate in the same state).

               State Regulation of Intrastate Local and Long Distance
Telephone Services.   RCN's intrastate telephone service in New York City and
Boston is regulated by the States of New York and Massachusetts, respectively. In New York, RCN's subsidiary RCN Telecom Services of New York, Inc. ("RCN-NY") is authorized by the New York Public Service Commission to provide competitive local exchange services, and to resell intrastate long distance services subject to a Certificate of Public Convenience and Necessity and pursuant to tariffs setting forth its rates, terms and conditions of service. In Massachusetts, RCN's subsidiary RCN Telecom Services of Massachusetts, Inc. ("RCN-MA") has registered to offer competitive local exchange services, and to resell long distance services, and has filed tariffs setting forth its Massachusetts rates, terms and conditions of service. The Company has also obtained or is in the process of obtaining similar intrastate authorizations through subsidiaries in other states where it intends to offer service in the future. RCN's resale agreements with Bell Atlantic and NYNEX have been approved, pursuant to Section 252 of the Communications Act of 1934 as amended by the Telecommunications Act of 1996, and by state regulatory commissions in Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.

               RCN Long Distance Company is also authorized to offer intrastate long distance services in New York and Massachusetts and, in addition, has received state regulatory authority to offer such services in 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including RCN-NY and RCN-MA for resale to their end user subscribers, and to its own end user customers.

               FCC Regulation of Interstate and International Telephone Services. RCN, through several of its subsidiaries, including RCN-NY, RCN-MA and RCN Long Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well. RCN is authorized to resell in-state long-distance services in 47 states (all except Alaska, Hawaii, and New Mexico), and, where required, has registered with or obtained licenses or certificates from state regulatory agencies for the provision of this service.

               Local Regulation of Telephone Services. Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses or franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

               Regulation of Video Services

               Open Video Systems. In February, 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of the BECO joint venture, in Boston and 47 surrounding communities. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for both the New York City and Boston areas systems has expired. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN is still in the process of negotiating agreements with the other 47 Boston-area municipalities, either to offer OVS services or franchised cable television services, and is also continuing to negotiate an OVS agreement with the City of New York.

               In areas where it offers video programming services as an OVS operator, RCN will be required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner has indicated that it may make the same type of request for capacity on both the New York and Boston OVS networks. RCN intends to oppose any such request made to the FCC, but to the extent that the FCC were to grant the request, such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform.
This FCC order has been appealed by MFS/WorldCom. It is too soon to predict the likely outcome of that proceeding, but should the Court of Appeals uphold the FCC, it is likely that MFS/WorldCom and RCN will need to resolve challenges to their former (pre-OVS) operations which were brought before the New York Public Service Commission and the Massachusetts Cable Television Commission by the incumbent cable television companies in the two cities where MFS/WorldCom and RCN operated under the VDT framework.

               Wireless Video Services. RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to licenses issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are currently being examined by the FCC. It is too early to judge the likely outcome of that proceeding. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company has filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

               Hybrid Fiber/Coaxial Cable. RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

               Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1996, RCN completed negotiations with three communities resulting in franchise renewals on terms which are acceptable to it. A total of 34 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, the Company's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. Additionally, within two years of enactment of the 1996 Act, the FCC is required to adopt new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

Employees

               As of May 31, 1997, the Company had 984 full-time employees including general office and administrative personnel. The Company considers relations with its employees to be good.

Properties

               RCN Corporation, the holding company, does not own any physical properties.

               RCN provides its services through facilities owned and leased by RCN and its subsidiaries. RCN's properties are maintained in generally good operating condition. See "Business--RCN--The Delivery Platforms."

Legal Proceedings

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.



                                  MANAGEMENT

               Structure of RCN's Board of Directors

               The Company will amend its Certificate of Incorporation prior to the Distribution to provide for a classified board of directors. The RCN Board of Directors will be divided into three classes of directors and will consist of 9 directors. The term of office of Class I Directors will expire at the 1998 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after the Distribution, a class of directors will be elected for a three year term to replace the class whose term has then expired. See "Certain Statutory, Charter and Bylaw Provisions."

               The Company's Board of Directors will establish an executive committee which will, among other things, have all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session.

               The Company's Board of Directors will establish a compensation committee which will make recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel.

               The Company's Board of Directors will also establish an audit committee which will, among other things, consider the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommend the appointment of the independent accountants; consider significant accounting methods adopted or proposed to be adopted; and consider procedures for internal controls.

Executive Officers and Directors

               The following table sets forth certain information as of May 1, 1997, concerning the directors and executive officers of RCN who will be serving in office as of the Distribution Date:

Name                                    Age                               Position
-----------------------                -----    ----------------------------------------------------------
David C. McCourt                        40      Director (Class III), Chairman and Chief Executive Officer
Michael J. Mahoney                      47      Director (Class I), President and Chief Operating Officer
Bruce C. Godfrey                        41      Director (Class II), Executive Vice President and Chief
                                                Financial Officer
Michael A. Adams                        39      President, Technology and Network Development
Mark Haverkate                          42      Executive Vice President, Business Development
James Q. Crowe                          47      Director (Class III)
Thomas May                              50      Director (Class I)
Walter Scott, Jr.                       65      Director (Class III)
Michael B. Yanney                       63      Director (Class II)
Alfred Fasola                           48      Director (Class II)
Thomas P. O'Neill, III                  52      Director (Class I)
Richard R. Jaros                        45      Director (Class II)
Eugene Roth                             61      Director (Class III)
Stuart Graham                           51      Director (Class I)

               David C. McCourt will serve as Chairman and Chief Executive Officer of the Company as well as a director, as of the Distribution. Mr. McCourt will also serve as a director and Chairman of Cable Michigan as of the Distribution. In addition, he will remain as a director and Chairman of C-TEC, positions he has held since October 1993. Mr. McCourt has also been President and Chief Executive Officer, as well as a director, of Kiewit Telecom. He has also been Chairman and Chief Executive Officer, as well as a director, of Mercom since October 1993, President and a director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, and a director of WorldCom, Inc. since December 1996.

               Michael J. Mahoney will be the President and Chief Operating Officer, as well as a director, of the Company as of the Distribution. Mr. Mahoney will also remain a director of C-TEC, a position he has held since May 1995. Mr. Mahoney has been President and Chief Operating Officer of C-TEC since February 1994, President and Chief Operating Officer of Mercom since February 1994 and a director of Mercom since January 1994. In addition, he was Executive Vice President of Cable Television Group from June 1991 to February 1994, Executive Vice President of Mercom from December 1991 to February 1994 and the Chief Operating Officer of Harron Communications Corp. from April 1983 to December 1990.

               Bruce C. Godfrey will be the Executive Vice President and Chief Financial Officer and a director of the Company as of the Distribution. Mr. Godfrey will also be a director of Cable Michigan as of the Distribution. In addition, he will remain the Executive Vice President and Chief Financial Officer and a director of C-TEC. Mr. Godfrey has been a director of C-TEC since November 1996 and has been Executive Vice President and Chief Financial Officer of C-TEC since April 1994. He has also been Executive Vice
President and Chief Financial Officer of Mercom since April 1994 and a director of Mercom since May 1994. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984 to
April 1994.

               Michael A. Adams will be the President, Technology and Network Development of the Company as of the Distribution. Mr. Adams has held the corresponding position at C-TEC since November 1996. Prior to that date, Mr. Adams has held the following positions: Executive Vice President of Technology and Strategic Development of C-TEC from August 1996 to November 1996, Executive Vice President of the Communications Services Group from September 1994 to June 1996, Vice President of Technology from November 1993 to September 1994, Vice President of Engineering for RCN Telecom Services from September 1992 to October 1993, Vice President of McCourt Communications Co., Inc. from June 1992 to October 1993, Vice President of Business Development for McCourt/Kiewit International from May 1991 to June 1992, Managing Director of McCourt Cable & Communications, Ltd. from October 1989 to June 1992, Director of Operations for MFS/McCourt from November 1988 to October 1989 and Vice President of Engineering for McCourt Cable Systems, Inc. from June 1982 to November 1988.

               Mark Haverkate will be the Executive Vice President, Business Development of the Company as of the Distribution. Mr. Haverkate will also serve as President and Chief Executive Officer and a director of Cable Michigan as of the Distribution. He has also been the President of RCN Development since June 1997 and the Executive Vice President of Business Development at C-TEC since May 1997. Mr. Haverkate will continue in these positions after the Distribution. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of C-TEC's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for C-TEC from February 1995 to July 1995, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for C-TEC from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of C-TEC's Cable Television Group from October 1989 to December 1993, Director of Acquisitions and Development for C-TEC from July 1988 to October 1989 and Corporate Marketing Manager for C-TEC's Cable Television Group from May 1981 to July 1988.

               James Q. Crowe has been appointed President and Chief Executive Officer of Kiewit Diversified Group, Inc., a wholly owned subsidiary of Peter
Kiewit Sons' Inc. ("PKS").   Mr. Crowe was Chairman of the Board of WorldCom,
Inc. from December 1996 to June 1997 and, as of the Distribution, will also serve as a director of the Company. Mr. Crowe will also remain a director of C-TEC, a position he has held since 1993. Mr. Crowe has served as Chairman of the Board of MFS since 1988 and Chief Executive Officer of MFS since November 1991 and was President of MFS from January 1988 to June 1989 and April 1990 to January 1992. Mr. Crowe is a director of WorldCom, Inc., PKS, a construction and mining company, and California Energy Company, Inc., ("CECI"), a geothermal energy producer.

               Thomas May will be a director of the Company as of the Distribution. Mr. May has been Chairman, President and Chief Executive Officer of Boston Edison Company since 1994. Previously, Mr. May served as President and Chief Operating Officer of Boston Edison Company from 1993 to 1994 and as an Executive Vice President from 1990 to 1993.

               Walter Scott, Jr. will be a director of the Company as of the Distribution. Mr. Scott will also remain a director of C-TEC, a position he has held since 1993. Mr. Scott has been Chairman of the Board and President of PKS for over five years and is also a director of Berkshire Hathaway Inc., Burlington Resources, Inc., CECI, ConAgra, Inc., First Bank System, Inc., Valmont Industries, Inc., KDG and Kiewit Telecom.

               Michael B. Yanney will be a director of the Company as of the Distribution. Mr. Yanney has been Chairman and Chief Executive Officer of America First Companies L.L.C. since 1984 and is also a director of Burlington Northern Santa Fe Corporation, Lozier Corporation, Forest Oil Corporation, Freedom Communication, Inc. and Mid-America Apartment Communities.

               Alfred Fasola will be a director of the Company as of the Distribution. Mr. Fasola was with the consulting firm Taggert - Fasola Group, of which he was a co-founder and 50% shareholder, from 1986 to 1996. During this period, Mr. Fasola served as Chairman, Chief Executive Officer, President and/or Chief Operating Officer of various public and private companies including Herman's Sporting Goods from 1993 to 1995, Circle Express from 1988 to 1989, Pilot Freight Carriers from 1987 to 1988 and Purolator Corporation from 1985 to 1986.

               Thomas P. O'Neill, III will be a director of the Company as of the Distribution. Mr. O'Neill is the Chairman and founder of McDermott/O'Neill & Associates.. Prior to forming McDermott/O'Neill in 1991, Mr. O'Neill founded Bay State Investors, Inc. in 1983. From 1975 to 1983, Mr. O'Neill served as Lieutenant Governor of the Commonwealth of Massachusetts.

               Richard R. Jaros will be a director of the Company as of the Distribution. Mr. Jaros is a member of the Board of Directors of WorldCom, CalEnergy Company and C-TEC. From 1980 to 1992 and from 1994 to 1997, Mr. Jaros served as President of Kiewit Diversified Group, Inc. and Executive Vice President and Chief Financial Officer of PKS. He served as Chairman of CalEnergy Company from 1993 to 1994 and as President from 1992 to 1993.

               Eugene Roth will be a director of the Company as of the Distribution. Mr. Roth has been a Partner at Rosenn, Jenkins and Greenwald (Attorneys) since 1964 and is also a director of the Pennsylvania Regional Board of First Fidelity Bank, N.A.

               Stuart E. Graham will be a director of the Company as of the Distribution. Mr. Graham will also remain a director of C-TEC, a position he has held since 1990. Mr. Graham has been Chairman, President and Chief Executive Officer of Skanska Engineering and Construction since 1994 and held various positions throughout the company, being appointed Vice President of Operations in 1997. Mr. Graham has also been President and Chief Executive Officer of Slattery Associates, Inc. since 1995.

Executive Compensation

               The following table sets forth certain information regarding the compensation paid by C-TEC for the periods indicated to the Chief Executive Officer of RCN and the persons expected to be the four other most highly compensated executive officers of RCN (collectively, the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE

                                                                                    Long-Term Compensation
                                                                             -------------------------------------
                                                  Annual Compensation          Restricted
                                                 ----------------------         Stock             Securities        All Other
Name and Principal Position            Year      Salary ($)    Bonus ($)     Awards ($)(1)      Underlying Options  Compensation
---------------------------            ----      --------     --------       -------------      ------------------  -----------
David C. McCourt...................    1996      $491,154     $700,000         $238,333                    --          $5,478
Chairman and Chief Executive           1995       397,885      700,000          220,000               250,000           5,612
Officer                                1994       375,000      500,000               --               250,000             387

Michael J. Mahoney.................    1996      $235,027     $175,000          $67,017                    --          $5,478
President and Chief Operating          1995       222,462      100,000           65,000                    --           5,952
Officer                                1994       190,719      125,000              --                100,000           5,585

Bruce C. Godfrey...................    1996      $221,462     $165,000          $74,333                    --          $4,965
Executive Vice President and Chief     1995       183,731      150,000           67,000                    --           4,790
Business Development                   1994       128,154       53,500               --                70,000             165

Mark Haverkate.....................    1996      $158,231     $135,000          $51,667                    --          $3,641
Executive Vice President,              1995       137,952      100,000           48,000                35,000           5,058
Business Development                   1994       113,676       24,795               --                25,000           4,507

Michael A. Adams...................    1996      $138,673     $155,000          $36,950                    --          $3,853
President, Technology and              1995       122,885       46,000           34,200                20,000           3,991
Network Development                    1994        97,861       35,000               --                35,000             192

------------
(1) Represents the market value of C-TEC Common Stock on the date of grant of restricted shares of C-TEC Common Stock. Pursuant to the Distribution, holders of restricted stock awards will be treated in an equitable manner. As of December 31, 1996, the aggregate holdings and value of restricted share awards of C-TEC Common Stock were: Mr. McCourt, 13,308 shares, $322,709; Mr. Mahoney, 3,744 shares, $90,793; Mr.
    Godfrey, 4,035 shares, $97,846;  Mr.  Haverkate, 2,841 shares, $68,894;
    and Mr.  Adams, 2,015 shares, $48,861.

    Vesting of restricted shares is accelerated upon a change in control of the Company. The occurrence of the Distribution will not be a change of control for that purpose. Dividends, if any, are paid on restricted shares. Such restricted stock holdings vest as follows, subject to continued employment:

       December 1998...................................      11,945
       On or before December 1999......................      13,998

(2) Denominated in shares of C-TEC Common Stock. In connection with the Distribution, each C-TEC option held by the Named Executive Officers will be adjusted as noted below so that following the Distribution each Named Executive Officer will hold options to purchase shares of C-TEC Common Stock, Company Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such resulting options will be adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting C-TEC, RCN and Cable Michigan options immediately after the Distribution is equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

(3) Includes the following amounts for the last fiscal year: (i) Mr. McCourt:
    $396 - Company paid life insurance; $5,082 - 401(k)  Company match;
    (ii) Mr. Godfrey: $396 - Company paid life insurance; $4,589 - 401(k) Company match; (iii) Mr. Mahoney: $396 - Company paid life insurance; $5,082 - 401(k) Company match; (iv) Mr. Haverkate: $392
    - Company paid life insurance; $3,249 - 401(k)  Company match;  (v)
    Mr.  Adams: $363 - Company paid life insurance; $3,490 - 401(k)
    Company match.

               Option Grants, Stock Related Plans. No C-TEC stock options were granted, during the fiscal year ending December 31, 1996, to the Chief Executive Officer or any other Named Executive Officer. In addition to the adjusted options referred to above, the Company anticipates that, in connection with the Distribution, the Company will adopt one or more compensation plans relating to Company Common Stock and that additional stock options relating to Company Common Stock will be granted to certain executive officers and other key employees. See "--RCN Stock Plans."

               The following table sets forth the fiscal year-end value of unexercised options covering C-TEC Common Stock held by each Named Executive Officer.

              Aggregate Option Exercises in Last Fiscal Year and
                    Fiscal Year-End C-TEC Option Values(1)

                                    Number of Securities Underlying                Value of Unexercised In-the-Money Options
                                        Unexercised Options at                                        at
                                         December 31, 1996(2)                               December 31, 1996(2)(3)
                                  ---------------------------------------           -----------------------------------------
                                  Exercisable (#)       Unexercisable (#)           Exercisable($)           Unexercisable($)
                                  ---------------       -----------------           --------------           ----------------
David C. McCourt.......               150,000                350,000                   $331,250                  $887,500
Michael J. Mahoney.....                40,000                 60,000                         --                        --
Bruce C. Godfrey.......                28,000                 42,000                         --                        --
Mark Haverkate.........                17,000                 43,000                      4,813                    19,250
Michael A. Adams.......                18,000                 37,000                      2,750                    11,000


-------------
(1) No C-TEC stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1996.

(2) Denominated in shares of C-TEC Common Stock.

(3) The fair market value of C-TEC Common Stock at December 31, 1996 was $24.25 per share.

RCN Stock Plans

               [Disclosure regarding new RCN stock-related plans and pre-distribution grants -- to come.]

Effect of Distributions on Equity-Related Benefits

               In connection with the Distribution, each C-TEC option held by the Named Executive Officers and certain other executive officers who after the Distribution will be performing services for each of C-TEC, RCN and Cable Michigan, will be adjusted so that following the Distribution each such executive officer will hold options to purchase shares of C-TEC Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options will be adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and C-TEC options immediately after the Distribution is equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution. The exercise price and number of shares of C-TEC options held by each person who after the Distribution will be performing services for only one of C-TEC, RCN or Cable Michigan will relate only to the common stock of that person's employer and will be adjusted to reflect the Distribution and to ensure that the aggregate intrinsic value of the resulting C-TEC, RCN or Cable Michigan options immediately after the Distribution, as the case may be, are equal to the related C-TEC options immediately prior to the Distribution. Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan ("ESPP") and share units awarded under the ESPP that relate to C-TEC Common Stock will be adjusted in an equitable manner in connection with the Distribution. See
Note (4) to "Security Ownership of Certain Beneficial Owners and
Management."

Pension Benefits

                C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the C-TEC Group no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefit accrued through that date. Such benefits, for the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 (the expected payout date) of a life annuity beginning at age 65, are as follows: Mr. McCourt, $11,679; Mr. Mahoney, $29,124; Mr. Godfrey, $10,874; Mr. Haverkate, $41,894; and Mr. Adams, $7,249.

Directors' Compensation

               Non-employee Directors of the Company will receive a retainer of $900 per month and will be paid $1,000 for each board meeting attended.
The Committee Chairmen and other committee members will be paid $500 and $300, respectively, for each committee meeting attended.

Compensation Committee Interlocks and Insider Participation

               The Company does not currently have a Compensation Committee. Prior to the Distribution, compensation was determined by the C-TEC Board. Following the Distribution, the Company expects to establish a Compensation Committee, all the members of which will be non-employee directors.

                         EMPLOYEE STOCK OWNERSHIP PLAN

               In connection with and contingent upon the Distribution, RCN will establish a qualified savings plan under Section 401(k) of the Code (the "401(k) Plan") that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% percent of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable pursuant to employee stock options outstanding as of the date of this Distribution and the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value of not less than $24 million, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock. Dividends on the Company Common Stock held by ESOP that secure the ESOP Note will be allocated to the accounts of ESOP participants as the ESOP Note is paid off by the ESOP. It is anticipated that the ESOP Note will be paid off either through additional Company contributions of cash to the ESOP or through dividends, if any, on the Company Common Stock acquired by the ESOP in connection with the issuance of the ESOP Note.

                       SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

                All of the outstanding shares of Company Common Stock are, and will be prior to the Distribution, held beneficially and of record by C-TEC. Set forth in the table below is information as of May 31, 1997 (or as of the dates specified in the explanatory footnote in the case of one of the five-percent stockholders) with respect to the number of shares of C-TEC Common Stock and C-TEC Class B Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding C-TEC Common Stock or of the outstanding C-TEC Class B Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and officers of the Company as a group. Also set forth below are the number of shares of Company Common Stock that each such person or entity would own immediately after the Distribution on a pro forma basis. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name.

                                                                                                          COMPANY COMMON
                                                                          C-TEC CLASS B                        STOCK
                                 C-TEC COMMON STOCK(1)                     COMMON STOCK                      PRO FORMA
                           --------------------------------       ----------------------------     ----------------------------
                             Number of                             Number of                        Number of
                              Shares           Percent of            Shares         Percent of        Shares       Percent of
                           Beneficially        Outstanding        Beneficially     Outstanding     Beneficially    Outstanding
Name of Beneficial Owner      Owned             Shares (2)           Owned            Shares          Owned        Shares (3)
------------------------   ------------        -----------        ------------     -----------     ------------    ------------
Directors and Named
 Executive Officers
James Q. Crowe                 387                  *                   0               *
Richard R. Jaros               351                  *                   0               *
Thomas May                       0                  *                   0               *
Walter Scott, Jr.              387                  *                   0               *
Michael B. Yanney              373                  *                   0               *
Michael A. Adams             9,244(4)               *                   0               *
Bruce C. Godfrey            19,702(4)               *                   0               *
Mark Haverkate              22,540(4)               *                 400               *
David C. McCourt            42,544(4)(5)            *               6,000               *
Michael J. Mahoney          22,071(4)               *                   0               *
Thomas P. O'Neill, I             0                  *                   0               *
Alfred Fasola                    0                  *                   0               *
Eugene Roth                  1,175                  *               5,957               *
Stuart Graham                  408                  *               4,650               *

All Directors and
 Executive Officers as
 a Group (14 persons)      119,182                  *              17,007               *

5% Stockholders

Kiewit Telecom
 Holdings, Inc.(6)       8,226,262                41.5%         5,094,223                67.0%
Mario J. Gabelli
 Group(7)                1,576,037                7.94%           681,195                11.4%

------------
*  Less than 1% of outstanding shares.

(1) The C-TEC Class B Common Stock is convertible at the option of the holder into shares of C-TEC Common Stock on a one-for-one basis at any time and from time to time. The C-TEC Common Stock column has been prepared assuming that no shares of C-TEC Class B Common Stock are converted into C-TEC Common Stock.

(2) Includes forfeitable C-TEC Matching Shares, but excludes C-TEC Share Units.

(3) Includes shares of Company Common Stock acquired in respect of Matching Shares but excludes RCN Share Units.

(4) Under the ESPP, participating executive officers who forgo current compensation are credited with C-TEC "Share Units", the value of which is based on the value of a share of C-TEC Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares," which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares will be adjusted in an equitable manner. The holdings indicated include Share Units and Matching Shares. The table below shows in respect of each executive officer the number of shares of C-TEC Common Stock and C-TEC Class B Common Stock purchased outright, Share Units relating to C-TEC Common Stock acquired by each such executive officer in lieu of current compensation, and the forfeitable Matching Shares of C-TEC Common Stock held by each such executive officer:


                                                         Share Units
                                                         Acquired                                                Total Shares
                                                         Under the ESPP                                          Purchased and
                                           Shares        in lieu of       Total Shares                           Acquired and
                                         Purchased       Current          Purchased           Restricted         Restricted
                                          Outright       Compensation     and Acquired        Matching Shares    Matching Shares
                                      ----------------   --------------   ---------------     ---------------    ---------------
Michael A. Adams...........                   762         4,241              5,003                 4,241             9,244
Bruce C. Godfrey...........                 5,756         6,973             12,729                 6,973            19,702
Mark Haverkate.............                15,314         3,127             19,237                13,813            22,940
David C. McCourt...........                14,636        16,959             31,595                 6,959            48,554
Michael J. Mahoney.........                 8,483         6,794             15,277                 6,794            22,071

(5) Includes 225 shares of C-TEC Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such Shares.

(6) Kiewit Telecom is owned 90% by Kiewit Diversified Group, Inc. and 10% by David C. McCourt, Chairman and Chief Executive Officer of C-TEC and RCN. Kiewit Diversified Group, Inc. is a wholly owned subsidiary of PKS. Prior to the Distribution, Kiewit Telecom will convert a number of the shares of C-TEC Class B Common Stock it owns into C-TEC Common Stock so that it will be entitled to cast less than 50% of the votes that all shares of C-TEC Common Equity are entitled to cast on matters presented to C-TEC shareholders. The address for Kiewit Telecom, Kiewit Diversified Group and PKS is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

(7) Based on information obtained from Schedule 13Ds and amendments thereto for the C-TEC Common Stock and the C-TEC Class B Stock filed through March 31, 1997, with the Securities and Exchange Commission (the "SEC") by Mario J. Gabelli, together with GAMCO Investors, Inc., Gabelli Funds, Inc., Gabelli Performance Partnership, L.P., Gabelli International Limited, Gabelli International II Limited and Gabelli & Company, Inc., all of whose address is One Corporate Center, Rye, New York 10580-1434.


               Peter Kiewit Sons' Inc.

                Set forth below is certain information regarding the beneficial ownership of equity securities of PKS as May 31, 1997, by each director, the Named Executive Officers and by all persons, as a group, who will be directors or executive officers of the Company as of the Distribution, of Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock (none of which is owned by management), Class C Construction and Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D").

                                                     Number of            Percent of           Number of           Percent of
 Name of Beneficial Owner                          Class C Shares       Class C Shares      Class D Shares       Class D Shares
-------------------------                          --------------       --------------      --------------       --------------
James Q. Crowe.............................              --                   --                134,369                  *
Richard R. Jaros...........................             25,772                0.3%              121,128                0.5%
Thomas May.................................              --                   --                  --                   --
Walter Scott, Jr...........................            250,000                2.7%            3,393,374               13.8%
Michael B. Yanney..........................              --                   --                  --                   --
Michael A. Adams...........................              --                   --                  --                   --
Bruce C. Godfrey...........................              --                   --                  --                   --
Mark Haverkate.............................              --                   --                  --                   --
David C. McCourt...........................              --                   --                  1,500                  *
Michael J. Mahoney.........................              --                   --                  --                   --
Thomas P. O'Neill, III.....................              --                   --                  --                   --
Alfred Fasola..............................              --                   --                  --                   --
Eugene Roth................................              --                   --                  --                   --
Stuart Graham..............................              --                   --                  --                   --
All Directors and Executive Officers as a
 Group (14 persons)........................            275,772                  3%              650,371               14.3%

------------
*  Less than 1% of the outstanding of the class.

                       DESCRIPTION OF CAPITAL STOCK

               The following description of the capital stock of the Company is based upon the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") which are to be in effect as of the Distribution, and by applicable provisions of law. The following description is qualified in its entirety by reference to such Certificate of Incorporation and Bylaws, which are filed as exhibits to the Form 10.

               The Company's Certificate of Incorporation authorizes the issuance of 100 million shares of Company Common Stock, par value $1.00 per share, and 25 million shares of preferred stock par value $1.00 per share (the "Company Preferred Stock").

Company Common Stock

               Subject to the rights of the holders of any Company Preferred Stock which may be outstanding, each holder of Company Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Company Preferred Stock. Each holder of Company Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Company Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Based on the number of shares of C-TEC Common Equity outstanding on [__________], 1997 and the distribution ratio of [_____] shares of Company Common Stock for every [_____] shares of C-TEC Common Equity, it is anticipated that there will be approximately [_____] shares of Company Common Stock outstanding upon consummation of the Distribution.

               The shares of the Company Common Stock distributed in the Distribution will be fully paid and nonassessable. The Company's Certificate of Incorporation contains no restrictions on the alienability of the Company Common Stock. For further information on the securities laws restrictions, if any, on transferability of the Company Common Stock, see "Trading Market." Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions," no provision of the Certificate of Incorporation or Bylaws and no provision of any agreement or plan involving the Company is in effect that would discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.

Preferred Stock

               Under the Certificate of Incorporation, the Company Board will have the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of Company Common Stock, will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of the Company's stock may then be listed or quoted. No shares of Company Preferred Stock will be issued in connection with the Distribution.

Registrar and Transfer Agent

               First Union National Bank will serve as the Registrar and Transfer Agent for the Company Common Stock.

                CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS

               Certain provisions of the Delaware General Corporation Law, the Certificate of Incorporation and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a summary of certain of these provisions. The Certificate of Incorporation and the Bylaws are filed as exhibits to the Form 10, and the following summary is qualified in its entirety by reference to such documents.

Charter and Bylaw Provisions

               Classified Board of Directors; Removal of Directors. The Certificate of Incorporation and the Bylaws provide for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 1998 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Executive Officers and Directors." Moreover, as is permitted under the Delaware General Corporation Law only in the case of a corporation having a classified board, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause.

               These provisions could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of the Company Board until the second annual stockholders' meeting following the date the acquirer obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

               Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation and the Bylaws provide that no action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, and that no action may be taken by the written consent of stockholders in lieu of a meeting. The Certificate of Incorporation also provides that special meetings of the Company's stockholders may be called only by the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company. These provisions may make it more difficult for stockholders to take action opposed by the Board.

               Advance Notice Provisions. The Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at an annual meeting of stockholders or to bring business before an annual meeting of stockholders of the Company. The Bylaws provide that only persons who are nominated by or at the direction of the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The
Bylaws also provide that at any meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Company Board or, in the case of an annual meeting of stockholders, by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Bylaws, for any such stockholder notice to be timely, such notice must be received at the principal executive offices of the Company in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice or public disclosure was given or made. Under the Bylaws, a stockholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some stockholders from bringing matters before, or making nominations for directors at, an annual meeting.

               Preferred Stock. Under the Certificate of Incorporation, the Company Board will have the authority, without further stockholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Company Board could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of Company Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the stockholders of the Company.

               Amendment of Certain Charter and Bylaw Provisions. The Certificate of Incorporation provides that the Company Board may adopt, amend or repeal any provision of the Bylaws. The Certificate of Incorporation and the Bylaws also provide that Bylaw provisions may be adopted, amended or repealed by the affirmative vote of stockholders holding not less than 66 2/3 percent of the total number of votes entitled to be cast in the election of directors.

               Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of stockholders holding at least 66 2/3 percent of the total number of votes entitled to vote generally in the election of directors.

Delaware Takeover Statute

               The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15 percent or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or
(ii) 12 months have passed after the corporation, by action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203 and, therefore, the restrictions imposed by Section 203 will apply to the Company. Prior to the Distribution, the Company Board will approve of Kiewit Telecom becoming an interested shareholder and, consequently, Section 203 would not apply to any business combination with Kiewit Telecom.

Liability and Indemnification of Directors and Officers

               Certain provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

               The Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by Delaware law. Under existing Delaware law, directors would not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

               The Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by Delaware law.

               The Company intends to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the Company's Certificate of Incorporation.


                             INDEPENDENT AUDITORS

               The Company Board has appointed Coopers & Lybrand L.L.P. as the Company's independent accountants to audit the Company's financial statements for fiscal year 1997. Coopers & Lybrand L.L.P. has served as the Company's and C-TEC's auditors throughout the periods covered by the financial statements included in this Information Statement.


                            ADDITIONAL INFORMATION

               The Company has filed the Form 10 with the Commission under the Exchange Act with respect to the shares of Company Common Stock being received by C-TEC stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Form 10 and the exhibits and schedules thereto, to which reference is hereby made. For additional information, reference is made to the Form 10 and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

               The Form 10 and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                              RCN CORPORATION

                       INDEX TO FINANCIAL STATEMENTS


RCN Corporation

Report of Independent Accountants
Consolidated Balance Sheets at December 31, 1996 and 1995
Consolidated Statements of Operations for the three years ended December 31,
1996
Consolidated Statements of Cash Flows for the three years ended December 31,
1996
Consolidated Statements of Changes in Stockholder's Equity for the three years ended December 31, 1996
Notes to Consolidated Financial Statements
Consolidated Balance Sheets as of March 31, 1997 (unaudited)
Consolidated Statements of Operations for the Three Months Ended March 31, 1997 and 1996 (unaudited)
Condensed Consolidated Statements of cash Flows for the Three Months Ended March 31, 1997 and 1996 (unaudited)


Megacable, S.A. de C.V.

Report of Independent Accountants
Consolidated Balance Sheets at December 31, 1996 and 1995
Consolidated Income Statements for the years ended December 31, 1996 and
1995
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996 and 1995
Consolidated Statements of Cash Flows for the years ended December 31, 1996 and 1995
Notes to Consolidated Financial Statements



                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder of RCN Corporation:

We have audited the consolidated financial statements of RCN Corporation and Subsidiaries (the "Company") at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, listed in the index on page __ of this Form 10. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements effective January 1, 1994, the Company changed its method of accounting for postemployment benefits.



Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, PA 19103
June 30, 1997


RCN CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars)
December 31,                                                 1996       1995
------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and temporary cash investments                     $61,843     $37,998
   Short-term investments                                   46,831     120,487
   Accounts receivable - affiliates                         12,614      14,186
   Accounts receivable, net of reserve for doubtful
     accounts of $861 in 1996 and $606 in 1995              10,413      11,206
   Unbilled revenues                                           844         560
   Material and supply inventory, at average cost            1,140         327
   Prepayments and other                                     4,556       1,987
   Deferred income taxes                                     4,371       4,513
------------------------------------------------------------------------------
   Total current assets                                    142,612     191,264
------------------------------------------------------------------------------
   Notes receivable - affiliates                           155,481     181,981
------------------------------------------------------------------------------
Property, plant and equipment
   Hybrid fiber/coaxial plant                              161,433     157,320
   Other property, plant and equipment                      58,924      16,053
------------------------------------------------------------------------------
Total property, plant and equipment                        220,357     173,373
   Accumulated depreciation                                 84,529      71,293
------------------------------------------------------------------------------
   Net property, plant and equipment                       135,828     102,080
------------------------------------------------------------------------------
Investments                                                 76,547      77,113
------------------------------------------------------------------------------
Intangible Assets, Net                                      93,471      88,032
------------------------------------------------------------------------------
Deferred Charges and Other Assets                           24,146       9,140
------------------------------------------------------------------------------
Total Assets                                              $628,085    $649,610
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
   Current maturities of long-term debt                   $      -     $25,750
   Accounts payable - affiliates                             4,880       6,234
   Accounts payable                                         13,642      10,687
   Advance billings and customer deposits                    6,859       6,143
   Accrued taxes                                             1,950           -
   Accrued interest                                          5,041       5,038
   Accrued contract settlements                              3,565       6,629
   Accrued expenses                                         21,355      14,826
------------------------------------------------------------------------------
   Total current liabilities                                57,292      75,307
------------------------------------------------------------------------------
Long-Term Debt                                             131,250     135,250
------------------------------------------------------------------------------
Notes Payable - affiliates                                  11,854       5,552
------------------------------------------------------------------------------
Deferred Income Taxes                                       28,245      36,072
------------------------------------------------------------------------------
Deferred Investment Tax Credits                                  -         102
------------------------------------------------------------------------------
Other Deferred Credits                                       3,290       3,258
------------------------------------------------------------------------------
Minority Interest                                            5,389           -
------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------
Common Shareholder's Equity                                390,765     394,069
------------------------------------------------------------------------------
Total Liabilities and Shareholder's Equity                $628,085    $649,610
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


RCN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of Dollars Except Per Share Amounts)
For the Years Ended December 31,                                       1996           1995          1994
---------------------------------------------------------------------------------------------------------
Sales                                                                $104,910       $91,997       $59,500
---------------------------------------------------------------------------------------------------------
Costs and Expenses, excluding depreciation
   and amortization                                                    79,107        75,003        49,747
Depreciation and amortization                                          38,881        22,336         9,803
---------------------------------------------------------------------------------------------------------
Operating (loss) income                                               (13,078)       (5,342)          (50)
---------------------------------------------------------------------------------------------------------
Interest income                                                        25,602        29,001        21,547
Interest expense                                                      (16,046)      (16,517)      (16,669)
Other (expense) income, net                                              (546)         (304)        1,343
---------------------------------------------------------------------------------------------------------
(Loss) Income Before Income Taxes                                      (4,068)        6,838         6,171
---------------------------------------------------------------------------------------------------------
Provision for income taxes                                                979         1,119         2,340
---------------------------------------------------------------------------------------------------------
(Loss) Income Before Minority Interest and Equity in
   Unconsolidated Entities                                             (5,047)        5,719         3,831
---------------------------------------------------------------------------------------------------------
Minority Interest in (income) loss of consolidated
   entities                                                             1,340          (144)          (95)
Equity in (loss) of unconsolidated
   entities                                                            (2,282)       (3,461)           _
---------------------------------------------------------------------------------------------------------
(Loss) Income Before Cumulative Effect of Accounting
   Principle Changes                                                   (5,989)         2,114        3,736
Cumulative effect on prior years
   of changes in accounting principles
   for postemployment benefits                                              -              -          (83)
---------------------------------------------------------------------------------------------------------
Net (loss) Income                                                     ($5,989)        $2,114       $3,653
=========================================================================================================
Unaudited pro forma net income (loss) per common share                  ($.22)



See accompanying notes to consolidated financial statements.


RCN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)                                              For the Years Ended December 31,
                                                                  -----------------------------------
                                                                    1996          1995         1994
                                                                  -----------------------------------
Cash Flows from Operating Activities
  Net income (loss)                                               ($5,989)       $2,114       $3,653
  Gain on pension curtailment/settlement                           (3,437)            -            -
  Cumulative effect of accounting principle changes                     -             -           83
  Depreciation and amortization                                    38,881        22,336        9,803
  Deferred income taxes and investment tax credits, net            (6,477)        6,696         (205)
  Provision for losses on accounts receivable                       1,788           614          854
  Equity in loss of unconsolidated entities                         2,282         3,461            -
  Minority interest                                                (1,340)          144           95
  Net change in certain assets and liabilities, net of
    acquisitions of businesses:
      Accounts receivable and unbilled revenues                    (3,780)       (5,550)      (2,142)
      Material and supply inventory                                  (814)          777           (3)
      Accounts payable                                              2,954         3,983        1,567
      Accrued expenses                                              4,283         2,783        9,317
      Accounts receivable affiliates                                1,572        11,860       (7,812)
      Accounts payable affiliates                                  (5,448)         (419)        (519)
      Other, net                                                      597           529       (4,102)
  Other                                                            (1,241)         (769)      (4,301)
                                                                   ------       -------      -------
Net cash provided by operating activities                          23,831        48,559        6,288
                                                                   ------       -------      -------
Cash Flows from Investing Activities
  Additions to property, plant and equipment                      (40,369)      (29,854)     (12,042)
  Purchase of short-term investments                              (75,091)     (238,257)    (127,245)
  Sales and maturities of short-term investments                  149,086       245,112          -
  Acquisitions, net of cash acquired                              (30,090)     (121,147)      (1,298)
  Purchase of loan receivable                                     (13,088)            -            -
  Other                                                               175        (2,057)         434
                                                                   ------       -------      -------
Net cash used in investing activities                              (9,377)     (146,203)    (140,151)
                                                                   ------       -------      -------
Cash Flows from Financing Activities
  Redemption of long-term debt                                    (44,750)      (28,741)     (37,033)
  Issuance of long-term debt                                       19,000        19,300       13,033
  Change in affiliate notes, net                                   32,802        (6,130)       5,159
  Transfers from (to) C-TEC, net                                    2,339       (15,632)     298,759
                                                                   ------       -------      -------
Net cash provided by (used in) financing activities                 9,391       (31,203)     279,918
                                                                   ------       -------      -------
Net increase (decrease) in cash and temporary cash                 23,845      (128,847)     146,055
investments
                                                                   ------       -------      -------
Cash and temporary cash investments at beginning of year           37,998       166,845       20,790
                                                                   ------       -------      -------
Cash and temporary cash investments at end of year                $61,843       $37,998    $ 166,845
                                                                   ======        ======     ========


RCN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)
                                         For the Years Ended December 31,
                                         --------------------------------
                                          1996        1995          1994
                                         --------------------------------
Supplemental disclosures of cash flow
   information cash paid during the
   year for:
        Interest                        $16,046      $16,404       $16,780
        Income Taxes                    $   549      $   497       $   580



Supplemental Schedule of Non-cash Investing and Financing Activities:

In 1996, C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. The acquisition was accounted for as a purchase. A summary of the acquisition is as follows:

    Cash paid                                          $ 28,906
    Liabilities assumed                                   7,621
    Deferred tax asset recognized                          (167)
    Minority interest recognized                          6,188
                                                        -------
    Fair value of assets acquired                      $ 42,548
                                                        =======

In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

    Cash paid (including $1,000 deposit in 1994)       $ 37,313
    Issuance of 5% Promissory Note                        4,000
    Capital contribution by stockholder                  39,493
    Liabilities assumed                                  16,364
    Deferred tax liability incurred                      33,797
                                                        -------
    Fair value of assets acquired                      $130,967
                                                        =======

In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.


See accompanying notes to consolidated financial statements.


                              RCN CORPORATION
        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
           For the Years Ended December 31, 1996, 1995 and 1994
               (Dollars in Thousands, Except Per Share Data)

                                                    Shareholder's   Cumulative
                                         Common           Net       Translation
                                         Stock        Investment    Adjustment       Total
                                         ------     -------------   -----------      -----
Balance, December 31, 1993              $       1     $  74,328     $       -     $  74,329
  Net Income                                              3,653                       3,653
  Transfers from  C-TEC                                 294,865                     294,865
                                          -------       -------       -------       -------

Balance, December 31, 1994                      1       372,846             -       372,847

  Net Income                                              2,114                       2,114
  Transfers from  C-TEC                                  21,714                      21,714
  Cumulative Translation Adjustment                                    (2,606)       (2,606)
                                          -------       -------       -------       -------

Balance, December 31, 1995                      1       396,674        (2,606)      394,069

  Net (Loss)                                             (5,989)                     (5,989)
  Transfers from  C-TEC                                   3,134                       3,134
  Cumulative Translation Adjustment                                      (449)         (449)
                                          -------       -------       -------       -------

Balance, December 31, 1996              $       1     $ 393,819     $  (3,055)    $ 390,765
                                         ========      ========      ========      ========

See accompanying notes to consolidated financial statements


                                RCN CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Thousands Except Per Share Data)



1.    BACKGROUND AND BASIS OF PRESENTATION

      RCN Corporation is currently a wholly owned subsidiary of C-TEC Corporation ("C-TEC"). On February 13, 1997, C-TEC announced its intention to separate its operations along business lines into three separate, publicly traded companies (the "restructuring"). C-TEC also announced its intention to distribute to its shareholders by December 31,1997, subject to certain conditions, all of its interest in RCN Corporation. The consolidated financial statements of RCN Corporation include the accounts of entities which, prior to their planned contribution to RCN Corporation pursuant to the restructuring, were consolidated with C-TEC. These entities include RCN Telecom Services, which provides competitive telephone, video and Internet services in Boston and New York City, C-TEC's New York (outside New York City), New Jersey and Pennsylvania cable television operations and certain of C-TEC's long distance telephone operations (collectively, the "Company"). Investments accounted for by the equity method include a 40% interest in Megacable S.A. de C.V., a Mexican cable television system operator.

      The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations. All material intercompany transactions and balances have been eliminated.

      C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. The corporate office allocates the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. Also included in the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

      The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

2.    SEGMENT INFORMATION

      The Company is developing advanced fiber optic networks to provide a wide range of telecommunications services in the Northeastern United States. Such networks are networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including Internet access. The Company intends to provide these services singly or in bundled services packages primarily to residential customers in high-density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advance fiber optic network facilities in New York City and Boston. Through 1996, the revenue from services provided over such networks has not been material. The Company also has hybrid fiber/coaxial operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City and certain other operations, including long distance telephone. As the development of the Company's advanced fiber networks continues, in the future the Company will reflect such operations as a separate segment. The Company expects that the operating and net losses and negative cash flows from this business will rise in the future as it expands and develops its network and customer base. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future.

                                            For the Year Ended December 31,
                                              1996        1995        1994
                                              ----        ----        ----
Hybrid Fiber/Coaxial
   Sales                                   $  84,096   $  66,404   $ 45,937
   Operating income before depreciation
      and amortization                        40,094      28,458      22,279
   Depreciation and amortization              33,131      20,723       8,583
   Operating income                            6,963       7,735      13,696
   Identifiable assets                       335,285     359,401     214,413

Advanced Fiber, Wireless Video
 and Other Operating
   Sales                                   $  20,768   $  25,528   $  13,514
   Operating income before depreciation
      and amortization                       (11,711)     (8,416)    (11,542)
   Depreciation and amortization               4,970         904         650
   Operating (loss)                          (16,681)     (9,320)    (12,192)
   Identifiable assets                        87,419      14,491       7,013

Corporate
   Sales                                   $      46   $      65   $      49
   Operating income before depreciation
      and amortization                        (2,580)     (3,048)       (984)
   Depreciation and amortization                 780         709         570
   Operating (loss)                           (3,360)     (3,757)     (1,554)
   Identifiable assets                       205,381     275,718     347,160

Consolidated
   Sales                                   $ 104,910   $  91,997   $  59,500
   Operating income before depreciation
      and amortization                        25,803      16,994       9,753
   Depreciation and amortization              38,881      22,336       9,803
   Operating (loss)                          (13,078)     (5,342)        (50)
   Identifiable assets                       628,085     649,610     568,586


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Temporary Cash Investments - For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

      Short Term Investments - Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115 - "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1996 and 1995, marketable debt and equity securities have been categorized as available for sale.

      Property, Plant and Equipment and Depreciation - Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

      Depreciation on cable plant is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable cable plant are:

       Buildings..............................................10 to 45 years
       Hybrid Fiber/Coaxial Distribution Equipment............ 8 to 22.5 years
       Other Equipment........................................ 4 to 10 years

      Depreciation on other property, plant and equipment is provided on the straight-line basis over the useful lives of the property ranging from 2 to 10 years. Gain or loss is recognized on major retirements and dispositions. Major replacements and betterments are capitalized.

      Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred.

      Intangible Assets - Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 10 years.

      Accounting for Impairments - In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long - Lived Assets to be Disposed of " ("SFAS 121").

      SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and as for long-lived assets and certain identifiable intangibles to be disposed of.

      SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

      SFAS 121 generally requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

      No impairment losses have been recognized by the Company pursuant to SFAS 121.

      Revenue Recognition - Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone services revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

      Advertising Expense - Advertising costs are expensed as incurred. Advertising expense charged to operations was $1,441, $862 and $991 in 1996, 1995 and 1994, respectively.

      Earning (Loss) Per Share - The Company is currently a wholly owned subsidiary of C-TEC. In connection with the restructuring, the Company will effect an additional issuance of shares. At December 31, 1996, C-TEC has approximately 27,474,000 shares of common equity outstanding. The unaudited pro forma earnings (loss) per common share was calculated by dividing the 1996 net income/loss by the 27,474,000 shares of common equity outstanding, based upon an assumed distribution of one share of Company common equity for each share of C-TEC common equity owned. Such distribution ratio is subject to final determination.

      Income Taxes - C-TEC Corporation and its subsidiaries report income for federal tax purposes on a consolidated basis except that C-TEC's cable subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate return basis. Income tax expense is allocated to subsidiaries on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes". The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

      Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

      Foreign Currency Translation - The Company has a 40% interest in Megacable, S.A. de C.V., a Mexican cable television operator. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period depending upon the value of the dollar against the peso. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. The Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

4.    BUSINESS COMBINATIONS

      The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses will be transferred to the Company in connection with the restructuring.

      On August 30, 1996, FNY Holding Company, Inc., a subsidiary of C-TEC ("FNY") acquired from Kiewit Telecom Holdings (formerly RCN Corporation), C-TEC's controlling shareholder, an 80.1% interest in Freedom New York, L.L.C. and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television.) The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since the date of September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

      FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

      Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred (Note 18). In addition, FNY paid $922 to Kiewit Telecom Holdings which represents an amount to compensate for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

      On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("C-TEC Cable"), acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of C-TEC Cable. In addition, C-TEC Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of C-TEC Cable. As of May 15, 1995, C-TEC Cable also assumed management of Twin County. As a result, C-TEC Cable had control of Twin County and accordingly Twin County is fully consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser is $ 39,500 which is recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and C-TEC Cable paid cash of $500 in settlement of certain purchase price adjustments.

      C-TEC Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

      In January 1995, RCN International Holdings Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, S.A. de C.V. ("Megacable"). The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

      In January 1995, C-TEC Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

      In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to C-TEC Cable in 1996 at net book value of $1,977.

      In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for approximately $1,050.

      The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1995. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.

                                                        December 31,
      Years Ended                                    1996            1995
                                                     ----            ----
                                                          Unaudited
      Sales                                       $ 110,116      $ 107,576
      (Loss) from continuing
          operations before extraordinary items
          and accounting changes                  $ (10,484)     $ (14,181)
      Net (loss)                                  $ (10,484)     $ (14,181)
      Pro Forma Earnings Per Share:
      (Loss) from continuing operations
          before extraordinary items and
          accounting changes                      $    (.38)     $    (.52)
      Net loss                                    $    (.38)     $    (.52)


5.    SHORT-TERM INVESTMENTS

      Short-term investments, stated at cost, include the following at December 31, 1996 and 1995:

                                                   1996            1995
                                                   ----            ----

      Federal Agency notes                      $     --       $   7,911
      Commercial paper                             8,823           9,454
      Corporate debt securities                   38,008         103,122
                                                  ------         -------

      Total                                     $ 46,831       $ 120,487
                                                  ======         =======

      At December 31, 1996, corporate debt securities with an amortized cost of $34,008 have contractual maturities of one to three years. All remaining corporate debt securities have contractual maturities of three to five years.


6.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following at December 31:

                                                   1996            1995
                                                   ----            ----

      Hybrid fiber/coaxial plant                $182,296        $142,689
      Buildings and land                           2,645           2,491
      Furniture, fixtures and vehicles            17,466          14,997
      Other                                       17,950          13,196
                                                 -------         -------
       Total property, plant and equipment       220,357         173,373
      Less accumulated depreciation              (84,529)        (71,293)
                                                 -------         -------
      Property, plant and equipment, net        $135,828        $102,080
                                                 =======         =======

      Depreciation expense was $19,372, $13,236 and $8,431 for the years ended December 31, 1996, 1995 and 1994, respectively.

7.    INVESTMENTS

      Investments at December 31 are as follows:
                                                   1996            1995
                                                   ----            ----
      Megacable, S.A. de C.V.                    $74,232         $77,113
      Partnership Interest                         2,315               -
                                                  ------          ------
      Total Investments                          $76,547         $77,113
                                                  ======          ======

      Investments carried on the equity method consist of the following at December 31:

                                                     Percentage Owned
                                                   --------------------
                                                   1996            1995
                                                   ----            ----

      Megacable, S.A. de C.V.                     40.00%          40.00%
      Partnership Interest                        33.33%              -

      The basis of the Company's investment in Megacable, S.A. de C.V. exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1996 the unamortized excess over the underlying equity in the net assets was $82,166. The Company recorded its proportionate share of income (losses) and amortization of excess cost over net assets of ($2,190) and ($3,061) in 1996 and 1995, respectively.

      The aggregate foreign currency transactions included in the results of operations through the Company's proportionate share of income (losses) of Megacable were gains (losses) of approximately $247 in 1996 and ($932) in 1995.

      The following table reflects the summarized financial position and results of operations of Megacable, S.A. de C.V. as of and for the years ended December 31, 1996 and 1995:

                                                       1996            1995
                                                       ----            ----

      Assets                                         $67,672         $63,150
      Liabilities                                    $ 6,455         $ 9,372
      Stockholders' Equity                           $61,217         $53,778
      Sales                                          $23,225         $20,841
      Costs and Expenses                             $15,689         $15,078
      Foreign Currency Translation Gains (Losses)    $   618         $(2,329)
      Net Income                                     $10,226         $ 5,802


8.    INTANGIBLE ASSETS

      Intangible assets consist of the following  at December 31:

                                           Amortization     1996        1995
                                              period        ----        ----
                                           ------------

      Franchises and subscriber lists        2-10 years   $ 78,747    $ 73,966
      Noncompete agreements                   5-8 years     11,209      14,380
      Goodwill                                 10 years     16,830      18,373
      Building access rights                    4 years     14,894          --
      Other intangibles                      2-10 years        519       1,228
                                                           -------     -------
      Total intangibles                                    122,199     107,947

      Less accumulated amortization                        (28,728)    (19,915)
                                                           -------     -------
      Intangible assets, net                              $ 93,471    $ 88,032
                                                           =======     =======

      Amortization expense charged to operations in 1996, 1995 and 1994 was $19,509, $9,100 and $1,372, respectively.

9.    DEFERRED CHARGES AND OTHER ASSETS

      Deferred charges and other assets consist of the following at December
      31:

                                                       1996            1995
                                                       ----            ----
      Note and interest receivable -
         Mazon Corporativo, S.A. de C.V.             $15,310         $     -
      Debt issuance costs                                309             495
      Prepaid pension costs                            2,967           3,569
      Prepaid professional services                    3,439           3,113
      Other                                            2,121           1,963
                                                      ------           -----
                                          Total      $24,146         $ 9,140
                                                      ======           =====

10.   DEBT

      a.  Long-Term Debt

      Long-term debt outstanding at December 31 is as follows:

                                                       1996            1995
                                                       ----            ----

      Senior Credit Notes 9.65% due 1999            $131,250        $150,000
      Revolving Credit Agreement                           -           7,000
      Promissory Note - 5% due 2003                        -           4,000
                                                     -------         -------
         Total                                       131,250         161,000

      Due within one year                                  -         (25,750)
                                                     -------         -------
      Total Long-Term Debt                          $131,250        $135,250
                                                     =======         =======

      In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, C-TEC Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, C-TEC Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending
      December 31, 1996. C-TEC Cable had borrowings of $7,000 (6.7% weighted average interest rate) as of December 31, 1995. The Senior Secured Notes are collateralized by the stock of subsidiaries of C-TEC Cable. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment is required on the Senior Secured Notes. The Senior Secured Notes contain restrictive covenants which, among other things, require maintenance of a specified debt to cash flow ratio. In April 1997, C-TEC obtained three committed credit facilities aggregating $395,000, subject to certain conditions.
      These facilities contain restrictive covenants which generally require the borrower to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. C-TEC does not believe that these covenants will materially restrict its activities. Two of the facilities, aggregating $270,000, are unsecured and will not become obligations of the Company. The third facility, in the amount of $125,000 will be collateralized by the stock of the New Jersey and New York cable subsidiaries and will become a future obligation of the Company. C-TEC intends to borrow against these facilities in order to refinance the existing Cable Group Senior Secured Notes and to fund its network expansion plans, primarily RCN Telecom Services, in the future.

      The Cable Group Senior Secured Notes were classified as long-term at December 31, 1996 since the Company has the intent and the ability to refinance this obligation on a long-term basis through available credit facilities.

      In connection with the acquisition of Twin County Trans Video, Inc., C-TEC Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

      Contractual maturities of long-term debt are as follows:

       Year Ending December 31      Aggregate Amounts
       -----------------------      -----------------

                1997                    $43,750 (Expected to be refinanced)
                1998                    $43,750
                1999                    $43,750


      b.  Short-Term debt

      At December 31, 1996, C-TEC Cable had unused lines of credit for $5,500 at prime (8.25% at December 31, 1996). Short-term unsecured borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31, 1996). All unused lines of credit are cancelable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.

11.  INCOME TAXES

     The provision for income taxes is reflected in the Consolidated Statements of Operations as follows:


                                        1996          1995         1994
                                        ----          ----         ----

      Current:
        Federal                       $  5,730     ($ 5,713)     $ 2,445
        State                            1,102          375          485
                                         -----        -----        -----

      Total Current                   $  6,832     ($ 5,338)     $ 2,930
                                         -----        -----        -----

      Deferred:
        Federal                      ($  4,751)     $ 7,016     ($   565)
        State                           (1,000)        (377)         165
                                         -----        -----        -----

      Total Deferred                 ($  5,751)     $ 6,639     ($   400)
                                         -----        -----        -----

      Amortization of ITC            ($    102)    ($   182)    ($   190)
                                         -----        -----        -----

      Total provision for income
        taxes                         $    979      $ 1,119      $ 2,340
                                         =====        =====        =====

      At December 31, 1996 and 1995, the Company had tax related balances due to affiliate of $545 and $26, respectively.


      Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                   1996          1995
                                                   ----          ----

      Net operating loss carryforwards           $   2,130    $    742
      Alternative minimum tax credits                    -         368
      Employee benefit plans                           882         961
      Reserve for bad debt                             693         519
      Start-up costs                                     -       1,110
      Investment in unconsolidated entity            4,771       2,399
      Accruals for nonrecurring charges and
         contract settlements                        2,299       3,125
      Other, net                                     2,107       1,507
                                                    ------      ------

       Total deferred tax assets                  $ 12,882    $ 10,731
                                                    ------      ------

      Property, plant and equipment                (15,019)    (15,555)
      Intangible asset                             (16,817)    (23,256)
      All other                                     (1,229)     (1,457)
                                                    ------      ------
       Total deferred liabilities                  (33,065)    (40,268)
                                                    ------      ------
      Subtotal                                     (20,183)    (29,537)
      Valuation allowance                           (3,691)     (2,022)
                                                    ------      ------
      Total deferred taxes                        ($23,874)   ($31,559)
                                                    ======      ======

      In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, and its expectation of future operating results, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

      A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

      The net change in the valuation allowance for deferred tax assets during 1996 was an increase of $1,669.

      The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

                                                For the Years Ended
                                                   December 31
                                            --------------------------
                                            1996        1995      1994
                                            ----        ----      ----
      (Loss) Income before provision
         for income taxes and
         cumulative effect of change
         in accounting principle          ($ 5,009)   $ 3,233   $ 6,077
                                           =======    =======   =======

      Federal income tax benefit at
       statutory rate                       (1,753)     1,131     2,127
      State income taxes net of federal
       income tax benefit                       66        (33)      422
      Investment tax credits amortized        (102)       (50)     (190)
      Amortization of goodwill                 779        388         2
      Estimated nondeductible expenses       1,564        (93)       19
      Adjustment to prior year accrual         421       (161)       20
      Other, net                                 4        (63)      (60)
                                           -------    -------   -------
      Total provision for income taxes     $   979    $ 1,119   $ 2,340
                                           =======    =======   =======

      In 1995, C-TEC, the parent company, received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990, and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of this disallowance, the Company's taxes payable for prior years increased approximately $566. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

      In 1996, estimated non-deductible expenses relate primarily to charges in connection with the possible restructuring of the Company.

12.   PENSIONS AND EMPLOYEE BENEFITS

      The Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

      Through December 31, 1996, substantially all employees of the Company are included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County
      Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

      The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                            1996        1995       1994
                                            ----        ----       ----

      Benefits earned during the year     $ 2,365     $ 1,656    $ 1,685
         (service cost)
      Interest cost on projected
         benefit obligation                 3,412       3,083      2,734
      Actual return on plan assets         (3,880)    (12,897)     5,635
      Other components - net               (1,456)      8,482    (10,744)
                                            -----      ------     ------
      Net periodic pension cost (credit)  $   441     $   324    $  (690)
                                            =====      ======     ======

      The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost (credit):


      December 31,
      ------------
                                                 1996        1995       1994
                                                 ----        ----       ----

      Discount rate                               7.5%        7.0%       8.0%
      Expected long-term rate of return
         on plan assets                           8.0%        8.0%       8.0%
      Weighted average long-term rate of
         compensation increases                   6.0%        6.0%       6.0%

      The Company's allocable share of the consolidated net periodic pension cost (credit), based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158, $251 and $ (188) for 1996, 1995 and 1994,
      respectively.  These amounts are reflected in operating expenses.

      In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company will no longer accrue benefits under the defined benefit pension plans and will become fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after December 31, 1996 (the "curtailed plan"). C-TEC anticipates that the majority of such liabilities will be settled by lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1996 consolidated balance sheet.

      The following table sets forth the plans' funded status and amounts recognized in the C-TEC's balance sheet at December 31:


                                              1996               1995
                                              ----        ------------------
                                                          Under-     Over-
                                                          funded     funded
                                                           Plan       Plan
                                                           ----       ----

      Plan assets at fair value             $ 55,325     $   471    $ 60,108
      Actuarial present value of
        benefit obligations:
          Accumulated benefit obligations:
             Vested                           32,372       1,122      34,152
             Nonvested                         1,704          20       2,104
                                              ------       -----      ------
          Total                               34,076       1,142      36,256
      Effect of increases in compensation      6,042         718       8,687
                                              ------       -----      ------

      Plan assets in excess of (less than)
        projected benefit plan                15,207      (1,389)     15,165
      Unrecognized transition asset           (3,463)          -      (4,432)
      Unrecognized prior service cost          2,438           -       2,969
      Unrecognized net gain                  (11,215)       (146)    (10,133)
                                              ------       -----      ------

      Prepaid (accrued) pension cost        $  2,967    ($ 1,535)   $  3,569
                                              ======       =====      ======

      Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying consolidated balance sheets. Accrued pension cost is included in "Other Deferred Credits" in the accompanying 1995 consolidated balance sheet.

      C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 and $11,195 at December 31, 1996 and 1995, respectively.

      C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employee contributions. Contributions charged to expense were $354, $268 and $262 in 1996, 1995 and 1994 respectively.

      The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accounts for these benefits under Statement of Financial Accounting Standards No. 112 - "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual of the cost of postemployment benefits over employees' service lives. C-TEC uses the services of an enrolled actuary to calculate the expense. C-TEC allocates the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimburses C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost was approximately $539, $(106) and $416 in 1996, 1995 and 1994, respectively.

13.   COMMITMENTS AND CONTINGENCIES

      a. The Company had various purchase commitments at December 31, 1996 related to its 1997 construction budget.

      b. Total rental expense, primarily for office space and pole rentals, was $3,632, $2,846 and $1,491 for 1996, 1995 and 1994, respectively.
      At December 31, 1996, rental commitments under noncancelable leases, excluding annual pole rental commitments of approximately $759 that are expected to continue indefinitely, are as follows:

                       Year              Aggregate Amounts
                       ----              -----------------
                       1997                   $2,866
                       1998                   $2,729
                       1999                   $2,637
                       2000                   $2,606
                       2001                   $3,709
                       Thereafter             $4,247

      c. In 1992, C-TEC entered into a restated data processing agreement for the provision of data processing services and products including the general management of C-TEC's data processing operations and installation and enhancement of software systems. The Company pays a monthly fee of $31, with provision for monthly increases based on increases in the usage of services over base volumes and for annual increases based on increases in the Consumer Price Index. The agreement expires December 1997.

      d. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1996.

      e. The Company has entered into various noncancelable contracts for network services. Future obligations under these agreements are as follows:

                                              Network
                       Year                  Services
                       ----                  --------
                       1997                   $6,062
                       1998                   $9,000
                       1999                   $5,500

      f. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates. The 1994 statement of operations includes charges aggregating approximately $650 relating to cable rate regulation liabilities. Such charges were not significant in 1996 and 1995.

      g. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

      h. The Company has agreed to indemnify Cable Michigan and C-TEC and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and C-TEC and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true C-TEC liability, a true RCN liability or a true Company liability.

      This Tax Sharing Agreement, by and among the Company, Cable Michigan and C-TEC (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the C-TEC Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by C-TEC 30% by the Company and 20% by Cable Michigan.

      Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under
      Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.


14.   AFFILIATE AND RELATED PARTY TRANSACTIONS:

      The Company had the following transactions with affiliates during the years ended December 31, 1996, 1995 and 1994:


                                                 1996        1995       1994
                                                 ----        ----       ----

      Corporate office costs allocated
         to affiliates                          $12,362    $10,009    $ 8,498
      Cable staff and customer service
         costs allocated to Cable Michigan        3,577      2,952      3,528
      Interest income on affiliate notes         15,119     17,340     16,841
      Interest expense on affiliate notes           354        279         96
      Long-distance terminating access
         charges from C-TEC                         728        862        939
      Royalty fees charged by C-TEC                 859        533        435
      Revenue from engineering services             296      2,169          8
      Other affiliate revenues                        -          6         20
      Other affiliate expenses                    1,980      2,090      1,238

      At December 31, 1996 and 1995, the Company has accounts receivable from affiliates of $12,614 and $ 14,186, respectively, for these transactions. At December 31, 1996 and 1995, the Company has accounts payable to affiliates of $4,880 and $6,234, respectively, for these transactions.

      The Company has notes receivable of $ 7,914 in 1996 and $17,604 in 1995 from advances by the Company's corporate financial services company to C-TEC. The Company also has notes receivable of $147,567 and $164,377 at December 31, 1996 and 1995, respectively, from C-TEC primarily related to the acquisition by C-TEC of its Michigan cable operations and its subsequent operations.

      The Company has notes payable of $ 11,854 in 1996 and $ 5,552 in 1995 from excess cash advanced by C-TEC to the Company's corporate financial services company for investment.

15.   OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

      Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

      The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the credit worthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

      Concentrations of credit risk with risk to receivables are limited due to a large, geographically dispersed customer base.

16.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      a.  Cash and temporary cash investments
      The carrying amount approximates fair value because of the short maturity of these instruments.

      b.  Short-term investments
      Short-term investments consist of commercial paper, corporate debt securities and in 1995, federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

      c.  Long-term investments and note and interest receivable
      Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

      d.  Long-term debt
      The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

      e.  Letters of credit


      The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

      The estimated carrying fair value of the Company's financial instruments are as follows at December 31:

                                                   1996                                1995
                                                   ----                                ----
                                                 Carrying      Fair      Carrying      Fair
                                                  Amount       Value      Amount       Value
                                                 --------      -----     --------      -----
      Financial Assets:
        Cash and temporary cash investments      $ 61,843    $ 61,843    $ 37,998    $ 37,998
        Short-term investments                   $ 46,831    $ 46,831    $120,487    $120,487
        Note and interest receivable             $ 15,310    $ 15,310    $      -    $      -
      Financial Liabilities:
        Fixed rate long-term debt:
           Senior Secured Notes                  $131,250    $137,459    $150,000    $160,737
           Promissory Note - 5%                  $      -    $      -    $  4,000    $  3,370
        Floating rate long-term debt:
           Revolving Credit Agreement            $      -    $      -    $  7,000    $  7,000
           Unrecognized financial instruments:
        Letters of credit                        $  3,060    $  3,060    $  2,658    $  2,658

17.   QUARTERLY INFORMATION (Unaudited)

      The Company estimated the following quarterly data based on assumptions which it believes are reasonable. The quarterly data may differ from quarterly data subsequently presented in interim financial statements.

                                   First    Second     Third    Fourth
      1996                        Quarter   Quarter   Quarter   Quarter
      ----                        -------   -------   -------   -------

      Sales                       $24,175   $25,245   $26,330   $29,160
      Operating income
         before depreciation
         and amortization           6,537     7,655     7,177     4,434

      Operating income            $(2,284)  $(1,355)  $(2,404)  $(7,035)


                                   First    Second     Third    Fourth
      1995                        Quarter   Quarter   Quarter   Quarter
      ----                        -------   -------   -------   -------

      Sales                       $19,553   $25,523   $23,720   $23,201
      Operating income
         before depreciation
         and amortization           3,166     5,993     3,890     3,945

      Operating income            $   592   $ 2,004   $(2,280)  $(5,658)


18.   SUBSEQUENT EVENTS

      On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the acquisition of Freedom (Note
      4). Additionally, pursuant to the terms of the Freedom Operating Agreement, the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts will primarily be allocated to excess cost over fair value of net assets acquired and are expected to be amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

      Certain of the Company's direct and indirect subsidiaries, namely, C-TEC Cable Systems, Inc. ("Cable Systems"), ComVideo Systems, Inc. ("ComVideo") and C-TEC Cable Systems of New York, Inc. ("Cable Systems New York") (collectively, the "Borrowers"), have in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union
      National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the amount of $25 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility").

      Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance existing indebtedness of the Borrowers, (ii) to finance an equity investment by Cable Systems in RCN Telecom Services, Inc. (a member of the RCN Group), (iii) to finance permitted acquisitions, and (iv) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Agreement are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Borrowers contained in the Credit Agreement and related pledge agreements must be true. Each Borrower is jointly and severally liable for all borrowings and other obligations under the Credit Facilities. The Credit Facilities will not be available until the stock of Cable Systems New York is released from a lien securing indebtedness of Cable Systems (in a principal amount of approximately $132 million) owing to a group of institutional investors, and is pledged to the lenders under the Credit Agreement. Cable Systems anticipates prepaying that other indebtedness prior to the Distribution Date, using proceeds of intercompany debt repaid to it by Cable Michigan, proceeds of a Credit Facility borrowing and other cash on hand, at which point such stock will be released from such lien.

      The interest rate on the Credit Facilities will be, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement).

      The Term Credit Facility is available in up to two installments, and to the extent not borrowed during the ninety-day period following July 1, 1997 will cease to be available. The entire amount of the Revolving Credit Facility is available to the Borrowers until June 30, 2002. Revolving loans may be repaid and reborrowed from time to time.

      The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows (assuming the entire $100 million is drawn, and if less then pro rata to the amounts given below):


                          1999      $  3,750,000
                          2000      $ 11,250,000
                          2001      $ 16,250,000
                          2002      $ 17,500,000
                          2003      $ 19,374,000
                          2004      $ 21,250,000
                          2005      $ 10,626,000

      The Borrowers have the option to repay the term loan in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the term loan that is repaid may not be reborrowed.

      The Borrowers are required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the revolving loans. Any excess amounts of such net cash proceeds not applied to repay revolving loans are applied to reduce the scheduled installments of the term loan on a pro rata basis.

      All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by Cable Systems of 100% of the stock in ComVideo (which will be given only after approval from the appropriate regulatory authority in New Jersey is granted) and in Cable Systems New York; (ii) a first priority pledge by ComVideo of 100% of its partnership interests in Home Link Communications of Princeton, L.P. ("Home Link") at such time that ComVideo has acquired 100% of the partnership interests in Home Link (at which time Home Link will become a Borrower) and subject also to approval of the appropriate regulatory authority in New Jersey being granted;
      (iii) a first priority pledge by each Borrower of 100% of the stock owned by it in each other material subsidiary of such Borrower created after the Closing Date; and (iv) a first priority pledge by RCN of 100% of the stock of Cable Systems (which will be given within 30 days of the Distribution Date). In addition, the Borrowers are subject to a prohibition on granting other negative pledges to other parties on the assets of Cable Systems and certain of its subsidiaries (subject to customary exceptions). The stock and assets of C-TEC Cable Systems of Pennsylvania, Inc., RCN Telecom Services, Inc. and RCN International, Inc. are excluded from the security arrangements.

      The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates and requires the Company to maintain certain financial ratios.


RCN CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars)
                                                              March 31,
Unaudited                                                       1997
-----------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary cash investments                          $40,130
  Short-term investments                                        13,007
  Accounts receivable - affiliates                              13,343
  Accounts receivable, net of reserve for
    doubtful accounts of $1,736                                 11,332
  Unbilled revenues                                              1,297
  Material and supply inventory, at average cost                 1,117
  Prepayments and other                                          2,096
  Deferred income taxes                                          4,579
-----------------------------------------------------------------------
  Total current assets                                          86,901
-----------------------------------------------------------------------
  Notes receivable - affiliates                                205,184
-----------------------------------------------------------------------
  Property, plant and equipment
    Hybrid fiber/coaxial plant                                 163,741
    Other property, plant and equipment                         63,894
-----------------------------------------------------------------------
Total property, plant and equipment                            227,635
  Accumulated depreciation                                      89,948
-----------------------------------------------------------------------
  Net property, plant and equipment                            137,687
-----------------------------------------------------------------------
Investments                                                     75,834
-----------------------------------------------------------------------
Intangible Assets, Net                                         115,268
-----------------------------------------------------------------------
Deferred Charges and Other Assets                               24,374
-----------------------------------------------------------------------
Total Assets                                                  $645,248
-----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable - affiliates                                $10,393
  Accounts payable                                              11,754
  Advance billings and customer deposits                         9,026
  Accrued taxes                                                    206
  Accrued interest                                               1,109
  Accrued contract settlements                                   3,347
  Accrued expenses                                              20,770
-----------------------------------------------------------------------
  Total current liabilities                                     56,605
-----------------------------------------------------------------------
Long-Term Debt                                                 131,250
-----------------------------------------------------------------------
Notes payable - affiliates                                      62,124
-----------------------------------------------------------------------
Deferred Income Taxes                                           29,453
-----------------------------------------------------------------------
Other Deferred Credits                                           3,367
-----------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------
Common Shareholders' Equity                                    362,449
-----------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                    $645,248
-----------------------------------------------------------------------


RCN CORPORATION
CONSOLIDATED STATEMENTS OF
OPERATIONS
(Thousands of Dollars Except Per Share Amounts)
Unaudited
For the period ended March 31,                            1997         1996
-----------------------------------------------------------------------------
Sales                                                   $29,677      $24,175
-----------------------------------------------------------------------------
Costs and expenses, excluding depreciation
   and amortization                                      25,524       17,638
Depreciation and amortization                            12,191        8,820
Nonrecurring charges                                     10,000          ---
-----------------------------------------------------------------------------
Operating (loss)                                        (18,038)      (2,283)
-----------------------------------------------------------------------------
Interest income                                           5,153        6,791
Interest expense                                         (3,431)      (3,925)
Other (expense) income, net                                 (32)          68
-----------------------------------------------------------------------------
(Loss) Income Before Income Taxes                       (16,348)         651
-----------------------------------------------------------------------------
(Benefit) provision for income taxes                     (4,800)         769
-----------------------------------------------------------------------------
(Loss) Before Minority Interest and Equity in
    Unconsolidated Entitites                            (11,548)        (118)
-----------------------------------------------------------------------------
Minority interest in loss (income) of
    consolidated entities                                   909          (45)
Equity in (loss) of unconsolidated entities                (805)        (757)
-----------------------------------------------------------------------------
Net (loss)                                             $(11,444)       $(920)
-----------------------------------------------------------------------------


Unaudited pro forma net income (loss) per common          ($.42)       ($.03)
share


RCN CORPORATION
Condensed Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
(Unaudited)


Quarter Ended March 31                                    1997         1996

NET CASH PROVIDED BY OPERATING ACTIVITIES               $(1,144)      $5,929
                                                        --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment             (7,459)      (6,936)
  Purchase of loan receivable                                 -      (13,088)
  Purchases of short-term investments                         -      (35,412)
  Sales and maturities of short-term investments         33,925       60,060
  Acquisitions                                          (30,079)           -
  Other                                                  (1,142)         (98)
                                                        --------------------

Net cash (used in) provided by investing activities      (4,755)       4,526
                                                        --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Redemption of long-term debt                                -       (3,000)
  Transfers from (to) C-TEC, net                        (16,381)      (4,926)
  Change in affiliate notes, net                            567        8,984
                                                        --------------------

Net cash (used in) provided by financing activities     (15,814)       1,058
                                                        --------------------

Net (decrease) increase in cash and temporary cash      (21,713)      11,513
investments


Cash and temporary cash investments at
  beginning of year                                      61,843       37,998
                                                        --------------------

Cash and temporary cash investments at March 31,        $40,130      $49,511
                                                        =====================

                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                            REPORT ON AUDITS OF
                               CONSOLIDATED
                           FINANCIAL STATEMENTS
                            for the years ended
                        December 31, 1996 and 1995




                     Report of Independent Accountants


To the Board of Directors and Stockholder of Megacable, S.A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Megacable, S.A. de C.V., and Subsidiaries, as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company and its subsidiaries maintain their accounting records in Mexican pesos, in accordance the Mexican Tax Laws and generally accepted accounting principles. The consolidated statements referred to above have been prepared in conformity with generally accepted accounting principles as applied in the United States and, accordingly, include adjustments not recorded on the companies' books. Besides, the financial statements performed were translated to U.S. dollars according to FASB 52.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Megacable, S.A. de C.V. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of its operations, changes in stockholders' equity and its cash flows, for the years then ended in conformity with generally accepted accounting principles as applied in the United States.



                                                             COOPERS & LYBRAND




                                                 Victor M. Mendivil E., C.P.A.
Guadalajara, Jalisco, Mexico
February 14, 1997



                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                        Consolidated Balance Sheets
                        December 31, 1996 and 1995


                    ASSETS                        1996              1995
                                                  ----              ----
Current assets:
   Cash and cash equivalents                 $ 29,616,659      $ 25,885,757
   Receivables:
      Trade                                       358,296           606,116
      Sundry debtors and other                    519,603           391,913
   Inventories                                  2,685,824         1,800,600
                                               ----------        ----------
           Total current assets                33,180,382        28,684,386

Investment                                        314,456           326,357
Property, systems and equipment, net           12,848,919         9,857,945
Goodwill, net                                  19,389,406        21,066,999
Deferred income tax                             2,092,674         2,099,531
                                               ----------        ----------

           Total assets                      $ 67,825,837      $ 62,035,218
                                               ==========        ==========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                             1,245,780           700,737
   Accrued taxes and expenses                   1,129,236         1,435,105
   Current portion of long-term debt              485,748         2,792,874
                                               ----------        ----------

           Total current liabilities            2,860,764         4,928,716

Long-term liabilities:
   Long-term debt                               3,714,369         4,442,990
                                               ----------        ----------

           Total liabilities                    6,575,133         9,371,706
                                               ----------        ----------

Commitments and contingencies

Stockholders' equity                           61,179,148        52,656,924
Minority interest                                  71,556             6,588
                                               ----------        ----------

           Total stockholders' equity          61,250,704        52,663,512
                                               ----------        ----------

           Total liabilities and
              stockholders' equity           $ 67,825,837      $ 62,035,218
                                               ==========        ==========



                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                      Consolidated Income Statements
              for the years ended December 31, 1996 and 1995


                                                  1996              1995
                                                  ----              ----

Revenues                                     $ 23,243,686      $ 20,841,223
                                               ----------        ----------

Cost and expenses                              13,057,161        12,687,179
Depreciation and amortization                   2,654,568         2,391,200
                                               ----------        ----------
                                               15,711,729        15,078,379
                                               ----------        ----------

           Operating income                     7,531,957         5,762,844
                                               ----------        ----------

Other income (expenses), net:
   Interest, net                                2,330,650         3,934,137
   Gains/(losses) on foreign exchange, net        629,941        (2,328,982)
                                               ----------        ----------

                                                2,960,591         1,605,155
                                               ----------        ----------

           Income before income taxes          10,492,548         7,367,999
                                               ----------        ----------

Income taxes:
   Income taxes, asset tax and profit
     sharing to personnel                       3,334,881           419,372
   Benefit for amortization of fiscal losses   (3,052,791)         (419,372)

   Deferred income tax                            (20,070)        1,370,798
                                               ----------        ----------

                                                  262,020         1,370,798
                                               ----------        ----------

           Income before minority interest     10,230,528         5,997,201

Minority interest                                   9,544           195,630
                                               ----------        ----------

           Net income                        $ 10,220,984      $  5,801,571
                                               ==========         =========




                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

              Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996 and 1995

                                      Capital         Cumulative       Accumulated
                                       Stock         Translation         Deficit
                                                     Adjustment                              Total
                                   ------------     ------------      -------------      -------------
Balance December 31, 1994          $  1,610,837     $ 13,398,137      $(40,227,310)      $(25,218,336)

Common stock issued                  84,115,456                -                 -         84,115,456

Net income                                    -                -         5,801,571          5,801,571

Translation adjustment                        -       (12,041,767)               -        (12,041,767)
                                     ----------        ----------       ----------         ----------

Balance December 31, 1995            85,726,293         1,356,370      (34,425,739)        52,656,924


Net income                                    -                 -       10,220,984         10,220,984

Translation adjustment                        -        (1,698,760)               -         (1,698,760)
                                     ----------        ----------       ----------         ----------

Balance December 31, 1996          $ 85,726,293     $    (342,390)    $(24,204,755)      $ 61,179,148
                                     ==========        ==========       ==========         ==========


                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                   Consolidated Statements of Cash Flows
              for the years ended December 31, 1996 and 1995





                                                  1996              1995
                                                  ----              ----

Cash flows from operating activities:
   Net income                                $ 10,220,984      $  5,801,571
   Depreciation                                 1,505,976         1,432,066
   Goodwill amortization                        1,148,592           959,134
   Deferred income tax                              6,857           876,116
   Net changes in asset and liabilities:
      Receivables                                 120,130          (323,228)
      Inventories                                (885,224)          486,037
      Accounts payable                            545,043          (167,236)
      Accrued taxes                              (240,901)       (1,295,136)
                                               ----------        ----------

           Net cash provided by
              operating activities             12,421,457         7,769,324
                                               ----------        ----------

Cash flows used by investing activities:
   Purchases of property, systems and
      equipment                                (4,850,261)         (349,809)
   Acquisitions                                         -        (4,354,262)
   Purchase of investments                              -           (92,160)
                                               ----------        ----------

           Net cash used in investing
              activities                       (4,850,261)       (4,796,231)
                                               ----------        ----------

Cash flows provided (used) by financing activities:
   Increase in capital stock                            -        84,115,456
   Long-term debt                              (3,035,747)      (49,826,477)
                                               ----------        ----------

           Net cash provided by (used in)
              financing activities             (3,035,747)       34,288,979
                                               ----------        ----------

Foreign currency translation adjustment          (804,547)      (12,041,767)
                                               ----------        ----------

Net increase in cash and cash equivalents       3,730,902        25,220,305
At the beginning of the year                   25,885,757           665,452
                                               ----------        ----------

At the end of the year                       $ 29,616,659      $ 25,885,757
                                               ==========        ==========




                 MEGACABLE, S.A. DE C.V. AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

1.   Nature of Business:

     The Company was incorporated on June 15, 1993. The main business activity of Megacable, S.A. de C.V. and its subsidiaries, is the installation, operation, maintenance and exploitation of distribution systems of television signals, through physical lines, for which the Federal Government grants concessions. These concessions are granted for 15 years with an option to renew.

2.   Accounting Policies:

     The significant accounting policies are summarized as follows:

          Principles of Consolidation:

     The Company and its subsidiaries maintain their accounting records in the local currency which is the Mexican Peso, and in accordance with tax laws and generally accepted accounting principles applicable to Mexico.The consolidated statements have been prepared in conformity with generally accepted accounting principles as applied in the United States. The consolidated financial statements include the accounts of Megacable, S.A. de C.V. and its wholly-owned and majority owned subsidiaries after elimination of significant intercompany accounts and transactions. The financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translations" using the rates of exchange prevailing as of December 31, 1996 and 1995, respectively. The items of income and expense, were translated into U.S. dollars at the average rates in effect during the year. The exchange gain or loss resulting from the translation of the financial statements to U.S. dollars at year-end has been credited to stockholders' equity.Effective January 1,1997, since the three year cumulative rate of inflation at December 31,1996 will exceed 100 percent, Mexico wiill be treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. Dollar will be treated as the functional currency and translation adjustments will be included in income.

          Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents:

     The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. They are carried at cost, which approximates market value.

          Inventories:

     Inventories are valued at acquisition cost, in accordance with the average cost method, which is lower than market value.

          Investments:

     The Company accounts for its 15% investment in Productora y
     Comercializadora de Television, S.A. de C.V. (PCTV), the Company that supplies the T.V. signal to the cable television concessionaires on the cost method.

          Property, Systems and Equipment:

     Property, systems and equipment reflects the original cost of acquisition or construction.

     Systems repair and maintenance is charged to income as incurred. Major improvements are capitalized. The gain or loss on the sale or retirement of assets is recognized in other income (expense).

          Depreciation:

     Depreciation is calculated on the straight-line basis over their estimated useful lives.

          Goodwill:

     The investments in subsidiaries are valued at their acquisition cost and are restated through the equity method, taking as the base the restated financial statements of those companies.

     Goodwill consists of amounts allocated upon acquisitions and include the excess of cost over the book value of net tangible assets. Goodwill is amortized on a straight-line basis over the expected benefit period.

          Deferred Income Taxes:

     The Company and its subsidiaries reflects the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

          Accounting for Impairments:

     In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121).

     SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity by reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset. SFAS 121 generally requires that long-lived assets and certain identifiable intangibles expected to be held and used is based on the fair value less cost to sell. No impairment loss was recognized by the Company in 1995 as a result of adoption of SFAS 121.


3.   Inventories:

                                                  1996              1995
                                                  ----              ----

     Materials and equipment                  $ 2,368,884      $ 1,759,107
     Advances to suppliers                        248,187           39,791
     Goods in transit                              68,753            1,702
                                                ---------        ---------

                                              $ 2,685,824      $ 1,800,600
                                                =========        =========



4.   Property, Systems and Equipment, Net:

                                           Estimated
                                            Useful
                                         Lives (Years)        1996              1995
                                        --------------        ----              ----

     Land                                       -         $   185,823      $   188,335
     Buildings                                 20              44,580           45,811
     Cable signal control and distribution
       systems                                  9          14,636,740       11,271,206
     Automobiles and trucks                    10           1,003,715          749,156
     Office furniture and equipment            11             907,975          565,744
     Improvements to leased property           19             579,297          136,556
                                                           ----------       ----------

                                                           17,358,130       12,956,808
     Less accumulated depreciation                         (4,509,211)      (3,098,863)
                                                           ----------       ----------

                                                          $12,848,919      $ 9,857,945
                                                           ==========       ==========

     Total depreciation charged to income, amounts $1,505,976 and $1,432,066 in 1996 and 1995, respectively.


5.   Goodwill, Net:

     Goodwill consists of the following at December 31:

                                                  1996              1995
                                                  ----              ----

     Excess of cost over fair value of
        shares acquired                       $ 22,233,320      $ 22,847,065
     Less accumulated amortization              (2,843,914)       (1,780,066)
                                                ----------        ----------
                                              $ 19,389,406      $ 21,066,999
                                                ==========        ==========



6.   Deferred Income Tax:

     The Company and each of its subsidiaries file individual income tax returns. Carryforwards and temporary differences which give rise to deferred tax assets and liabilities at December 31, are as follows:

                                                   1996              1995
                                                   ----              ----
     Deferred tax assets (liability):
     Net operating loss carryforwards          $ 1,986,013       $ 3,009,103
     Difference between the accumulated
        depreciation for MEX-GAAP and for
        U.S. GAAP                                  106,661          (909,572)
                                                ----------        ----------

           Deferred taxes, net                 $ 2,092,674       $ 2,099,531
                                                 =========         =========


7.   Long-Term Debt:

     Mercantile purchase and sale contract for the
        purchase from individuals of shares of its
        subsidiary "Organizacion Mexicana de
        Servicios" for US$5,050,000, with monthly
        interest due dates and maturities of
        principal 15 and 30 months after the
        signing of the contract; the final payment
        due in March 1998.  The interest rate is
        equal to the prime rate; the average rate
        during the year was 8.25%.                    $ 2,500,000  $ 5,050,000

     Capital lease agreement with Arrendadora
        Banamex, for US$2,185,864 with monthly
        maturities; the final payment due June
        2000.  The interest rates are variable
        (LIBOR + 5.875 points); the average rate
        during the year was 12.34%                      1,700,117    2,185,864
                                                        ---------    ---------

                                                        4,200,117    7,235,864
      Less current portion shown under
         current liabilities                             (485,748)  (2,792,874)
                                                        ---------    ---------

                                                      $ 3,714,369  $ 4,442,990
                                                        =========    =========


8.   Capital Stock:

     Fixed minimum capital without the right of withdrawal, represented by 47,250,000 common Series B shares with full voting rights, and by 45,250,000 Series D shares with limited voting rights and preferred dividends, all of them registered and without expression of par value. No more than 49% may be subscribed or acquired freely and indistinctly by foreign investors. As of this date, 7,500,000 shares are pending of subscription. In the Extraordinary Stockholders' Meeting held on December 16, 1994 it was approved that they be offered to the investing public through a public offering, after registration on and authorization of the Mexican Stock Exchange.


9.   Retained Earnings:

     In accordance with current tax laws, dividends paid in cash and/or in kind arising from net tax profit, are not subject to dividend withholding tax. All other dividends are subject to withholding at a dividend tax rate of 34%.


10.  Income Tax and Asset Tax:

     Several differences both temporary and permanent do exist between accounting and tax figures, which determined a net reduction of the income before provision, as follows:

      Income before income taxes                           $ 10,492,548
                                                             ----------
      Plus (less):
        Amortization of Goodwill                              1,148,592
        Inflationary fiscal loss of the debits, net          (4,909,501)
        Depreciation for tax purposes in excess of
           book depreciation                                 (1,018,957)
        Purchases over the consumption                          (88,015)
        Other                                                  (574,545)
                                                             ----------

                                                             (5,442,426)
                                                             ----------

               Net income for tax purposes                    5,050,122

        Less amortization of fiscal losses                   (5,050,122)
                                                             ----------

                                                                      -
                                                             ==========

     As of fiscal year 1996, Megacable, S.A. de C.V. is allowed to consolidate its tax results with the one of its subsidiaries companies, except for the ones listed below, which will be included in the consolidation in the coming years, as follows:

                                                            Year
                                                            ----

       Mega Control de Mexico                               1997
       TV Cable del Golfo                                   1997
       Megacable Communicaciones de Mexico                  1998
       Telemetropoli                                   Not applicable
       Telecable Inernacional                          Not applicable


     At December 31, 1996, the Company had consolidated loss carryforwards amounting to $8,792,623, adjusted for inflation for utilization against future income. An amount of $8,636,972 of these loss carryforwards expire in 2004.

     Asset tax is supplementary to income tax and is the minimum tax to be paid when the Company is not liable for the payment of income tax, or income taxes are lower than the asset tax the Company is liable for. Asset tax adjusted for inflation is recoverable against any outstanding income tax liability.

     At December 31, 1996, the following asset tax was paid, which is recoverable in future taxable periods:

          Year in which
           the Company
           was liable                                 Year in which
            for the                 Amount             the term for
           payment of            adjusted for            recovery
           asset tax              inflation               expires
           ---------             ------------         -------------

             1994                 $ 12,791                 2,004
             1995                   21,619                 2,005


11.  Foreign Currency Position:

     As of December 31, there are assets and liabilities in U.S. dollars as follows:

                                                           Thousands of
                                                           U.S. dollars
                                                         ----------------
                                                         1996        1995
                                                         ----        ----

      Assets                                          $ 23,849    $ 21,959
      Liabilities                                        5,372       7,970
                                                        ------      ------

          Net asset position in foreign currency      $ 18,477    $ 13,989
                                                        ======      ======

     As of December 31, 1996 and 1995, the exchange rate equivalent to pesos was $7.8509 and $7.64 per dollar, respectively.

/TEXT>